This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on ______, 2021

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CALIBERCOS INC.

(Exact name of Registrant as specified in its charter)

Delaware	6282	47-2426901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ, 85258

(480) 295-7600

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

John C. Loeffler, II

Chairman and Chief Executive Officer

8901 E. Mountain View Rd. Ste. 150

Scottsdale, AZ 85258

(480) 295-7600

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

Thomas J. Poletti. Esq.
Veronica Lah, Esq.

Manatt, Phelps & Phillips LLP
695 Town Center Drive, 14th Floor

Costa Mesa, CA 92626

(714) 371-2500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, $0.001 par value			$50,000,000	$4,635

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2021

[            ] Shares

CALIBERCOS INC.

Class A common stock

$[        ] per share

This is the initial public offering of shares of Class A common stock of CaliberCos Inc. Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is expected to be between $___ and $___ per share.

We intend to apply to have our shares of Class A common stock listed on the Nasdaq Capital Market under the symbol “[ ]”.

We are an “emerging growth company,” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission in the United States nor any other regulatory body has approved or disapproved of these common shares or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)
Proceeds, before expenses

(1) See “Underwriting” for additional disclosure regarding underwriting discounts and commissions and estimated offering expenses.

We have granted the underwriters a 30-day option to purchase up to ______additional shares of Class A common stock from us at the initial public offering price less the underwriting discounts and commissions, solely to cover the underwriters’ option to purchase additional shares.

B. Riley Securities

The underwriters expect to deliver the shares of common stock to purchasers on or about               , 2022.

Prospectus dated                           , 2021

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including ____, 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about, and to observe any restrictions relating to, this offering and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering and is a summary of information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our financial statements and related notes thereto included in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Caliber”, “Company”, “we”, “us” and “our” refer to CaliberCos Inc., a Delaware corporation, and “this prospectus” refers to the offering contemplated this prospectus.

General

Caliber is a leading vertically integrated alternative asset management firm, whose primary goal is to enhance the wealth of investors seeking to make investments in middle-market assets. As of September 30, 2021, we had total assets under management, as defined hereunder, “AUM”, with a fair value of approximately $438 million. “Assets Under Management” refers to those assets we manage and from which we derive management fees, performance revenues and other fees and expense reimbursements. We build wealth for our investor clients by creating, managing, and servicing proprietary products including middle-market investment funds, private syndications, and direct investments. Our funds include investment vehicles focused on real estate, private equity, and debt facilities. We earn asset management fees calculated as a percentage of managed capital in our Funds and Offerings. We market our services through direct sales to private investors, marketing to investment advisers, and in-house client services. Our internal marketing team includes public and government relations.

We believe that we offer investors an attractive balance of risk-adjusted returns utilizing (i) our investment approach through structured offerings and ease of ownership, (ii) our pipeline of investments opportunities, primarily projects that range in value between $5 million and $50 million, and (iii) our integrated execution and processing platform. Our investment strategy leverages the local market intelligence and real-time data we gain from our operations to evaluate current investments, generate proprietary transaction flow, and implement various asset management strategies.

While we primarily act as an alternative asset manager, our business model also offers a full suite of support services and a vertically integrated approach to investment management. Our asset management activities are complemented with transaction and advisory services including development and construction management, acquisition and disposition expertise, and capital formation, which we believe differentiate us from other asset management firms. We believe our model allows us to reduce operating costs, acquire attractive projects, and deliver services to our funds to bolster net returns to investors.

Business Segments

Our operations are organized into three reportable segments for management and financial reporting purposes:

·	Fund Management – This segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from capital raising. We act as an external manager of our funds, which have diversified investment objectives. In addition, it includes the activities of Caliber Services, LLC and its subsidiaries, (“Caliber Services”), who acts as manager of the funds. We earn fund management fees for services rendered to each of the funds by Caliber Services as follows:

o	Asset Management Fee. We receive an annual asset management fee equal to 1.0% - 1.5% of the non-affiliated capital contributions related to the ongoing management of the assets owned by the fund and the overall fund administration. The management fees are payable regularly, generally monthly, pursuant to our management agreement with each fund.

o	Carried Interest. We are entitled to an allocation of the income allocable to the limited partners or members of each fund for returns above accumulated and unpaid priority preferred returns and repayment of preferred capital contributions (the “Hurdle Rate”). Income earned with respect to our carried interest is recorded as Performance Allocations. Performance Allocations are an important element of our business and has historically accounted for a material portion of our revenues.

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We typically receive a carried interest of 20% - 35%, depending on the fund, of all cash distributions from (i) the operating cash flow of each fund above the Hurdle Rate and (ii) the cash flow resulting from the sale or refinancing of any investments held by our funds after payment of the related fund’s investors unpaid priority preferred returns and Hurdle Rate. Our funds’ preferred returns range from 6% - 12%.

o	Financing Fee. We earn a fee upon the closing of a loan by our investment funds with a third party lender. This fee does not exceed 1% of the total loan and will not exceed 3% of the total loan after considering all other origination fees charged by lenders and brokers involved in the transaction. Financing fees are recorded under Transaction and Advisory Fees.

o	Set-up Fee. We charge an initial one-time fee related to the initial formation, administration, and set-up of the applicable fund. Set-up fees can be flat fees or a percentage of capital raised, typically 1.5% of capital raised or less. These fees are also known as Organizational and Offering expenses and are recorded under Transaction and Advisory Fees.

o

Capital Formation Fee. Through Caliber Securities, we earn non-affiliated fees from raising capital for our funds. Our contracts with our funds are typically fixed fee arrangements which approximate no more than 3.5% on the capital raised. These fees are recorded under Transaction and Advisory Fees.

Based on the contractual terms of the relevant funds we manage, in addition to the fees noted above, Caliber is entitled to be reimbursed its expenses, that are not to exceed non-affiliated third-party costs, related to services provided to the funds.

·	Development – This segment represents our activities associated with managing and supervising third party general contractors in the remodeling, refurbishing and ground-up construction of the properties owned by our funds. Revenues generated by this segment are generally based on 4% of the total expected costs of the project. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services, acts as either the construction or development manager on our funds’ projects.

·	Brokerage – This segment is involved in the buying and selling of all our funds’ assets. During the nine months ended September 30, 2021 and 2020, our brokerage segment completed approximately $47.9 million and $4.8 million in transactions generating approximately $0.9 million and $0.5 million of brokerage fees, respectively.

Strategy and Competitive Strengths

We manage and administer investment vehicles that allow investors to diversify their holdings into asset classes that would not be easily accessible to them otherwise. We typically distribute cash to fund investors where there is either: (i) sufficient distributable cash derived from the income of our investments (rents, etc.) or (ii) a capital event, such as a sale of an asset or a cash-out refinance. Caliber’s approach offers investors, and their wealth managers, products managed by a team aligned with their success. Our competitive strengths include:

·	Extensive relationship and sourcing network. We leverage our relationships in order to source deals for our funds. In addition, our management has extensive relationships with major industry participants in each of the markets in which we currently operate. Their local presence and reputation in these markets enables them to cultivate key relationships with major holders of property inventory, in particular, financial institutions, throughout the real estate community.

·	Targeted market opportunities. We focus on markets that have a long-term trend of population growth and income improvement, with a particular focus on Arizona, Colorado, Nevada and Utah, which are states with business and investment-friendly state and local governments. We generally avoid engaging in direct competition in over-regulated and saturated markets.

·	Structuring expertise and speed of execution. Previous investment strategies have taken a variety of forms, including direct property investments, joint ventures, participating loans and investments in performing and non-performing mortgages with the objective of long-term ownership. We believe we have developed a reputation of being able to quickly execute, as well as originate and creatively structure acquisitions, dispositions and financing transactions.

·	Vertically integrated platform for operational enhancement. We believe in a hands-on approach to real estate investing and possess local expertise in brokerage, development management, and investment sales, which we believe enable us to invest successfully in select submarkets.

·	Focus on the middle market. We believe our focus on middle market opportunities provide attractive returns and offer our investors significant alternatives to active, equity investing. This focus has allowed us to offer a diversified range of alternative investment opportunities, particularly for accredited investors.

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·	Risk protection and investment discipline. We underwrite our investments based upon a thorough examination of investment economics and a critical understanding of market dynamics and risk management strategies. We conduct an in-depth sensitivity analysis on each of our acquisitions. This analysis applies various economic scenarios that include, where appropriate, changes to rental rates, absorption periods, operating expenses, interest rates, exit values and holding periods. We use this analysis to develop our disciplined acquisition strategies.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies and may elect to take advantage of other exemptions from reporting requirements in our future filings with the Securities Exchange Commission (“SEC”). In particular, in this prospectus, these exemptions include:

•	presenting only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the requirements to hold non-binding advisory votes on executive compensation;

•	extended transition periods for complying with new or revised accounting standards;

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

•	exemption from complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor communication regarding critical audit matters).

We may take advantage of these exemptions up until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting obligations in this prospectus. Further, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock, and our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. See “Risk Factors—Risks Related to this offering and Ownership or Our Common Stock” which describes that we are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Corporate Information

Our Company was originally founded as Caliber Companies, LLC, organized under the laws of Arizona, and commenced operations in January 2009. In 2015, the Company was reorganized as CaliberCos, Inc., as a Nevada corporation. In June 2018, we reincorporated in the state of Delaware. Our corporate office is located at 8901 E. Mountain View Rd. Ste 150, Scottsdale, Arizona 85258. Our telephone number is (480) 295-7600. Our website address is www.caliberco.com. We do not incorporate information on or accessible through our website into this prospectus, and you should not consider any information on, or that can be accessed through our website as part of this prospectus.

3

The Offering

Shares of Class A common stock offered by us:	[ ] shares

Class A common stock to be outstanding after this Offering:	[ ] shares

Class B common stock outstanding	[ ] shares

Total Class A common stock and Class B common stock to be outstanding after this offering	[ ] shares

Option to purchase additional shares of Class A common stock:	[ ] shares

Use of Proceeds

We estimate that our net proceeds from the sale of our Class A common stock that we are offering will be approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares of our Class A common stock from us is exercised in full), assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Voting Rights

We have two classes of common stock: Class A common stock and Class B common stock. Class A common stock is entitled to one vote per share and Class B common stock is entitled to 10 votes per share.

Holders of Class A common stock and Class B common stock generally vote together as a single class, unless otherwise required by law or our amended and restated certificate of incorporation. The holders of our outstanding Class B common stock hold approximately ____% of the voting power of our outstanding shares following this offering and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Stockholders” and “Description of Capital Stock” for additional information.

4

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before investing in our Class A common stock.

Listing:	We intend to apply to list our Class A common stock on the Nasdaq Capital Market under the symbol “[ ]”

The number of shares of Class A common stock that will be outstanding after this offering set forth above is based on [ ] shares of Class A Common Stock outstanding as of September 30, 2021, does not give effect to the conversion of shares of Class B Common Stock to Class A Common Stock, conversion of convertible debt securities into Class A Common Stock, vesting of any issued and outstanding Class A Common Stock, and exercise of any warrants or stock options or vesting of restricted stock units outstanding as of the date hereof and excludes shares of Class A Common Stock reserved for future grant or issuance under our 2017 Plan.

Unless specifically stated otherwise, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

5

Summary of Financial Data

The following table sets forth our summary financial data as of the dates and for the periods indicated. We have derived the summary statement of operations data from our audited annual financial statements for the years ended December 31, 2020 and 2019 and our unaudited interim consolidated financial statements for the nine months ended September 30, 2021 and 2020 included elsewhere in this prospectus. In our opinion, the unaudited interim consolidated financial statements have been prepared on a basis consistent with our audited annual consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and our interim results are not necessarily indicative of the results that may be expected for a full year. The following summaries of our financial data for the periods presented should be read in conjunction with the sections of this prospectus entitled “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

Consolidated Statements of Operations (Amounts in thousands, except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	2021	2020	2020	2019
	(unaudited)
Revenues
Asset management fees	$1,706	$2,144	$2,754	$2,692
Performance allocations	396	382	299	6
Transaction and advisory fees	3,116	3,777	3,415	12,094
Consolidated fund revenues	30,854	25,011	31,409	63,001
Total revenues	36,072	31,314	37,877	77,793

Expenses
Operating Costs	6,045	8,674	10,972	12,314
General and administrative	2,075	2,717	2,751	1,894
Marketing and Advertising	1,329	702	1,086	435
Depreciation and amortization	74	113	151	176
Consolidated fund expenses	43,718	37,179	49,227	57,743
Total expenses	53,241	49,385	64,187	72,562

Other (expenses) income, net	856	(53)	86	1,906
Interest income	-	7	7	10
Interest expense	(546)	(456)	672	(1,203)
Net Income (Loss) Before Income Taxes	(16,859)	(18,573)	(25,545)	5,944
Provision for (benefit from) income taxes	-	-	-	-
Net Income (Loss) Before Income Taxes	(16,859)	(18,573)	(25,545)	5,944
Net loss attributable to noncontrolling interests	(16,603)	(14,008)	(20,099)	(523)
Net Income (Loss) Attributable to CaliberCos Inc.	$(256)	$(4,565)	$(5,446)	$6,467

Basic net income (loss) per share attributable to common stockholders	$(0.01)	$(0.16)	$(0.19)	$0.22
Diluted net income (loss) per share attributable to common stockholders	$(0.01)	$(0.16)	$(0.19)	$0.18
Weighted average common shares outstanding:
Basic	29,968	29,206	29,392	28,031
Diluted	29,968	29,206	29,392	33,754

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Consolidated Balance Sheet (Amounts in thousands)

	As of September 30, 2021
	Actual	As Adjusted (1)
	(unaudited)	(unaudited)
Cash	$2,034
Restricted cash	1,000
Real estate investments, net	131
Real estate assets held for sale	1,807
Assets of consolidated funds	244,006
Total assets	252,946
Notes payable	6,810
Notes payable - related party	915
Buyback obligation	12,783
Due to related parties	325
Other liabilities	868
Liabilities of consolidated funds	181,134
Total liabilities	206,022
Stockholders' deficit attributable to CaliberCos Inc.	(8,671)
Stockholders' equity attributable to noncontrolling interests	55,595
Total stockholders' equity	46,924

(1)	As adjusted amounts reflect the sale of _______shares in this offering at the assumed initial public offering price of $____ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $____ per share would increase (decrease) the pro forma as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by approximately $___ million, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $____ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, results of operations and financial condition could be materially adversely affected. In this case, the trading price of our Class A common stock would likely decline, and you might lose part or all your investment in our Class A common stock.

Risks Related to Our Business

                Our business depends in large part on our ability to raise capital from investors. If we were unable to raise such capital, we would be unable to collect asset management and transaction fees or deploy such capital into investments, which would materially reduce our revenues and cash flows and adversely affect our financial condition.

               We depend on the capital markets to grow our AUM along with third-party equity and debt financings to acquire properties. We intend to continue to raise a significant amount of equity and debt to acquire various alternative investments in the ordinary course of our business. We depend on debt financing from a combination of seller financing, the assumption of existing loans, government agencies and financial institutions. We depend on equity financing from equity partners, which may include public/private companies, pension funds, family offices, financial institutions, endowments, and money managers. Our access to capital funding is uncertain. Our inability to raise additional capital on terms reasonably acceptable to us could jeopardize the future growth of our business.

                Our ability to raise capital from investors in our funds depends on several factors, including many that are outside our control. Investors may downsize their investment allocations to alternative asset managers, including private funds and hedge funds, to rebalance a disproportionate weighting of their overall investment portfolio among asset classes. Poor performance of our funds could also make it more difficult for us to raise new capital. Our investors and potential investors continually assess our funds’ performance independently and relative to market benchmarks and our competitors, and our ability to raise capital for existing and future funds depends on our funds’ performance. If economic and market conditions deteriorate, we may be unable to raise sufficient capital to support the investment activities of future funds. If we were unable to successfully raise capital, our revenues and cash flows would be reduced, and our financial condition would be adversely affected.

8

                An increase in interest rates and other changes in the debt financing markets could negatively impact the ability of our funds and their portfolio companies to obtain attractive financing or refinancing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income.

                Interest rates have remained at relatively low levels on a historical basis and the U.S. Federal Reserve maintained the federal funds target range at 0.0% to 0.25% for much of 2020 and 2021. There can be no assurance, however, that the Federal Reserve will not raise rates in the future. Rising interest rates could create downward pressure on the price of real estate, increase the cost and reduce the availability of debt financing for the transactions our funds pursue and decrease the value of fixed-rate debt investments made by our funds, each of which may have an adverse impact on our business. In addition, a significant contraction or weakening in the market for debt financing or other adverse change relating to the terms of debt financing (such as, for example, higher equity requirements and/or more restrictive covenants), particularly in the area of acquisition financings for private equity and real estate transactions, could have a material adverse impact on our business. The financing of acquisitions or the operations of our funds’ portfolio companies with debt may also become less attractive due to limitations on the deductibility of corporate interest expense.

                If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments.

                Our funds’ portfolio companies also regularly utilize the corporate debt markets in order to obtain financing for their operations. To the extent monetary policy, tax or other regulatory changes or difficult credit markets render such financing difficult to obtain, more expensive or otherwise less attractive, this may also negatively impact the financial results of those portfolio companies and, therefore, the investment returns on our funds. In addition, to the extent that market conditions and/or tax or other regulatory changes make it difficult or impossible to refinance debt that is maturing in the near term, some of our funds’ portfolio companies may be unable to repay such debt at maturity and may be forced to sell assets, undergo a recapitalization or seek bankruptcy protection.

                A decline in the pace or size of investment made by our funds may adversely affect our revenues.

                Revenues we derive from our asset management and related services are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues. The pace of our investments could decline owing to, among others, the market environment for private equity transactions, which has at times been characterized by relatively high prices, which can make the deployment of capital more difficult. In addition, many other factors could cause a decline in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, competition for such opportunities among other potential acquirers, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the U.S. or global economy or financial markets. In addition, if our funds are unable to deploy capital at a pace that is sufficient to offset the pace of realizations, our fee revenues could decrease.

                Our revenue, earnings, net income and cash flow can all vary materially, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our common stock to decline.

We have in the past and may in the future experience fluctuations in our results, including our revenue and net income, from quarter to quarter due to a number of other factors, including timing of realizations, changes in the amount of distributions or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn lead to large adverse movements or general increased volatility in the price of our common stock. We also do not provide any guidance regarding our expected quarterly and annual operating results. The lack of guidance may affect the expectations of public market analysts and could cause increased volatility in our common stock price.

                Our revenue, net income and cash flow can all vary materially due to Performance Allocations in any fiscal period. Performance Allocations depend on our funds’ performance and opportunities for realizing gains, which may be limited. Our cash flow may fluctuate significantly due to the fact that we receive Performance Allocations from our carry funds only when portfolio companies make distributions in excess of preferred return hurdles, or when investments are realized and achieve a minimum preferred return. It takes a substantial period of time to identify attractive investment opportunities, to raise all the funds needed to make an investment, to manage the performance of the investment, and then to realize the cash value (or other proceeds) of an investment through a sale, public offering, recapitalization or other exit. Even if an investment proves to be profitable, it may be a number of years before any profits can be realized in cash (or other proceeds). We cannot predict with certainty exactly when, or if, any Performance Allocations will or may occur.

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                In addition, upon the realization of a profitable investment by any of our funds and prior to our receiving any Performance Allocations in respect of that investment, 100% of the net proceeds from such realization must generally be paid to the investors in that fund until they have achieved a certain return on all realized investments by that fund. A particular realization event may have a significant impact on our results for that particular quarter that may not be replicated in subsequent quarters. We recognize revenue on investments in our investment funds based on our allocable share of realized gains (or losses) reported by such investment funds, and a decline in gains, or an increase in losses, would adversely affect our revenue and possibly cash flow, which could further increase the volatility of our quarterly results. Because our carry funds have preferred return thresholds to investors that need to be met prior to our receiving any Performance Allocations, substantial declines in the carrying value of the investment portfolios of a fund can significantly delay or eliminate any Performance Allocations paid to us in respect of that fund since the value of the assets in the fund would need to recover to their aggregate cost basis plus the preferred return over time before we would be entitled to receive any Performance Allocations from that fund.

                The timing and receipt of Performance Allocations also varies with the life cycle of our funds. During periods in which a relatively large portion of our assets under management is attributable to funds and investments in their “optimized” period, our funds would make larger distributions than in the fundraising or investment periods that precede optimized. During periods in which a significant portion of our assets under management is attributable to funds that are not in their optimized periods, we may receive substantially lower Performance Allocations.

We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

We use cash to (a) provide capital to facilitate the growth of our existing businesses, which principally includes funding our general partner and co-investment commitments to our funds, (b) provide capital for business expansion and (c) pay operating expenses and other obligations as they arise, including servicing our debt. Our principal sources of cash are: (a) cash we received in connection with our prior Reg A+ Capital Raise and (b) Fee Related Earnings. There is no guarantee that in the future we will generate enough working capital to support our business. Although we believe that our anticipated cash flows from operating activities, together with cash on hand and the proceeds of this offering, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. If the global economy and conditions in the financing markets worsen, our fund investment performance could suffer, resulting in, for example, the payment of less or no Performance Allocations to us. This could materially and adversely affect the amount of cash we have on hand, including for, among other purposes, the payment of dividends to our stockholders. Having less cash on hand could in turn require us to rely on other sources of cash (such as the capital markets, which may not be available to us on acceptable terms) for the above purposes. Furthermore, during adverse economic and market conditions, we might not be able to renew all or part of our existing credit facility or find alternate financing on commercially reasonable terms. As a result, our uses of cash may exceed our sources of cash, thereby potentially affecting our liquidity position.

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We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue additional equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

                The global outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions to global economies and has adversely impacted, and may continue to adversely impact, our performance, and results of operations.

                The COVID-19 pandemic and related shutdowns or limitations in the operations of certain non-essential businesses have created economic and financial disruptions that have adversely impacted, and may continue to adversely impact, our business, financial condition, results of operations, liquidity and prospects materially. The pandemic has also exacerbated many of the other risks discussed in this “Risk Factors” section. Although an economic recovery is partially underway, it continues to be uneven and characterized by dispersion across sectors and regions, with uncertainty regarding its ultimate length and trajectory.

                The longer the pandemic impacts activity levels in the locations and sectors in which we and our funds operate, the more likely it is to have a sustained, material impact on the economy and on us. In particular, issues with respect to the distribution or adoption of vaccines or the spread of variants of the virus could lead people to continue to self-isolate and not participate in the economy at pre-pandemic levels for a prolonged period of time. These and other factors may delay a return to pre-pandemic, ordinary course economic activity, or cause the U.S. economy or other major global economies to experience a recession.

                If, and when, the COVID-19 pandemic subsides, the market turmoil and other changes associated with the pandemic may have lasting effects on our business and operations. The proliferation of remote working may result in long-term changed market, consumer and workplace practices that could negatively impact us and our business. Increased adoption of and familiarity with remote work practices could result in continued decreased demand for business and leisure travel, hotel stays, conference facilities, and select U.S. urban residential and office assets. In addition, consumer practices and demands may permanently, or for an extended period, change from what they were prior to the onset of COVID-19, including avoiding activities where people are in proximity to each other, which could adversely affect certain of our investments. Failure of our investment strategies to adapt to these and other changes could adversely impact the returns on our investments.

                Adverse impacts on our business as a result of the COVID-19 pandemic include, and may in the future include, but are not limited to:

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Asset Management Fees. While the market recovery since the onset of the COVID-19 pandemic has contributed to capital deployment, realization and fundraising activity, a potential market downturn may cause us to experience a decline in the growth of our assets under management and our existing investments’ ability to pay their current asset management fees to us. The pandemic slowed our anticipated fundraising pace for new or successor funds from March through October of 2020. Although our investment funds fundraising pace substantially recovered for the remainder of 2020 and much of 2021, we may experience another such decline in the pace of our investments and of our recovery. If our funds are unable to deploy capital at a pace that is sufficient to offset the pace of our realizations, our asset management fee revenues could decrease. In addition, COVID-19 had a dramatic impact on our hospitality portfolio by limiting earnings and cash flow. In some cases, we have chosen to delay or defer the collection of our management fees until the performance of that investment has recovered. Although the industry has seen some measurable improvement in 2021, the recovery of the sector may prove to be slow or could reverse. Should this occur, we may continue to delay collecting our asset management fees timely which, over time, would have a negative impact on our ability liquidity.

-	Performance Allocations. Our ability to realize value from our investments was adversely impacted, and could continue to be adversely impacted, by decreased portfolio company revenues and earnings, lack of potential buyers with financial resources to pursue an acquisition, and limited access to the equity capital markets. During parts of 2020, limited opportunities for realizing gains delayed or eliminated receipt of performance revenues as preferred return thresholds became harder to achieve. Although the continuing market recovery has contributed to capital deployment and realizations, a potential market downturn, or a slower economic recovery, and associated declines in the value of investments as well as limited capital deployment and realization opportunities could reduce our performance revenues.

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-	Advisory and Transaction Fees. As noted elsewhere, the pandemic slowed both our anticipated investment funds fundraising pace and our ability to complete both buy and sell transactions in 2020 and much of 2021, which resulted in the elimination of the ancillary activities we provide to our funds. While we have begun to experience a return to pre-pandemic transactional behaviors, a market recession caused by a resurgence in COVID infection rates could continue to put downward pressure on our ability to generate and collect advisory and transaction related fees.

-	Investment Performance. Many of our investments are in industries that have been materially impacted by COVID-19 and related public health restrictions and recommendations, including shutdowns or limitations in operations. For example, certain investments in our real estate portfolio, such as those in the hospitality sector have experienced material reductions in value and continue to be adversely impacted. We have also seen an increasing focus toward rent regulation as a means to address residential affordability caused by undersupply of housing in the U.S. Such conditions may contribute to adverse operating performance, including by moderating rent growth in our residential portfolio. During the year ended December 31, 2020, the valuation of certain sectors of our portfolio, particularly in the sectors most directly impacted by the COVID-19 pandemic, declined significantly from their valuations at December 31, 2019. Furthermore, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the fund’s investment in such portfolio company and a significant negative impact to the investment fund’s performance and consequently to our operating results and cash flow, as well as to our reputation.

-	Liquidity. Our portfolio companies faced, and may face in the future, increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams, and limited access or higher cost of financing, which may result in potential impairment of our or our funds’ investments. Changes in the debt financing markets impacted, and may in the future impact, the ability of our portfolio companies to meet their respective financial obligations. For example, the initial outbreak of the pandemic created additional pressure for certain of our portfolio companies’ and investments’ liquidity needs, including by adversely impacting rent collection and operational performance in the hospitality sector. Although we have multiple sources of liquidity to meet our capital needs, changes in the debt financing markets may also in the future impact our ability to refinance our debt obligations. In addition, tenants leasing real estate properties owned by our funds may not be able to pay rents in a timely manner or at all, resulting in a decrease in value of our funds’ credit and real estate investments and lower than expected return.

-	Employee-Related Risks.COVID-19 continues to present a significant threat to our employees’ and their families’ well-being. Our employees or executive officers may become sick or otherwise unable to perform their duties for an extended period of time and extended public health restrictions and remote working arrangements may impact employee morale. In addition to any potential impact of such extended illness on our operations, we may be exposed to the risk of litigation by our employees against us for, among other things, failure to take adequate steps to protect their well-being, particularly in the event they become sick after a return to the office. A prolonged period of remote work may also make it more difficult to integrate new employees and maintain our culture.

-	Operational Risks. In accordance with local government guidance and social distancing recommendations, the majority of our employees have been working remotely during the COVID-19 pandemic. While our technology infrastructure has supported remote work, such working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic. In addition, third party service providers on whom we have become increasingly reliant for certain aspects of our business could be impacted by an inability to perform due to COVID-19 restrictions or by failures of, or attacks on, their information systems and technology.

                The extent to which the COVID-19 pandemic will affect our business, financial condition, results of operations, liquidity and prospects materially will depend on future developments, including the duration, spread and intensity of the pandemic, the duration of government measures to mitigate the pandemic and how quickly and to what extent normal economic and operating conditions can resume, all of which are uncertain and difficult to predict.

                We could lose part or all of our investments, which could have a material adverse effect on our financial condition and results of operations.

                There is the inherent possibility in all of our investments that we could lose all or part of our investment. Our investments are generally illiquid, which may affect our ability to change our asset mix in response to changes in economic and other conditions. The value of our investments can also be diminished by:

•	civil unrest, acts of war and terrorism and acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured or underinsured losses);
•	the impact of present or future legislation (including environmental regulation, changes in laws concerning foreign ownership of property, changes in tax rates, changes in zoning laws and laws requiring upgrades to accommodate disabled persons) and the cost of compliance with these types of legislation;
•	liabilities relating to claims, to the extent insurance is not available or is inadequate.

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                The historical returns attributable to our funds should not be considered as indicative of the future results of our funds or of our future results or of any returns expected on an investment in our common stock.

                An investment in our Class A Common Stock is not an investment in any of our funds. You should not conclude that positive performance of our funds will necessarily result in positive returns on an investment in our Class A Common Stock. The historical performance of our funds is relevant to us primarily insofar as it is indicative of asset management fees, performance allocations, and advisory and transaction fees we have earned in the past and may earn in the future and our reputation and ability to raise new funds.

                In addition, the historical returns of our funds may not be indicative of any future returns of these or from any future funds we may raise due to several factors including:

•	market conditions during previous periods may have been more favorable for generating positive performance than the market conditions we may experience in the future; and
•	our funds’ returns may have previously benefited from investment opportunities and general market conditions that may not recur, and we may not be able to achieve the same returns or profitable investment opportunities or deploy capital as quickly.

                We may be subject to litigation risks and may face liabilities and damage to our professional reputation as a result of investment decisions on behalf of investors in our funds.

                We make investment decisions on behalf of investors in our funds that could result in substantial losses. This may subject us to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. Further, we may be subject to third-party litigation arising from allegations that we improperly exercised control or influence over portfolio investments.

                Legal liability could have a material adverse effect on our businesses, financial condition or results of operations or cause reputational harm to us, which could harm our businesses. We depend, to a large extent, on our business relationships and our reputation for integrity and professional services to attract and retain investors and to pursue investment opportunities for our funds. As a result, allegations of improper conduct by private litigants or regulators, whether the ultimate outcome is favorable or unfavorable to us, as well as negative publicity and press speculation about us, our investment activities or the investment industry in general, whether or not valid, may harm our reputation, which may be damaging to our businesses.

                Actions of any joint venture partners that we may have could reduce the returns on joint venture investments.

                At times we enter into joint ventures or partnerships to acquire and develop properties. Such investments may involve risks not otherwise present with other methods of investment, including:

•	that our co-venturer, or partner in an investment could become insolvent or bankrupt;
•	that such co-venturer, or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
•	that such co-venturer, or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or
•	that disputes between us and our co-venturer, or partner may result in litigation or arbitration that would increase expenses.

                Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment

                Our reliance on third-parties to operate certain of our properties may harm our business.

                In some instances, we rely on third-party property managers and hotel operators to manage our properties. These third parties are directly responsible for the day-to-day operation of our properties with limited supervision by us, and they often have potentially significant decision-making authority with respect to those properties. These third parties may fail to manage our properties effectively or in accordance with their agreements with us, may be negligent in their performance and may engage in criminal or fraudulent activity. If any of these events occur, we could incur losses or face liabilities from the loss or injury to our property or to persons at our properties. In addition, disputes may arise between us and these third-party managers and operators, and we may incur significant expenses to resolve those disputes or terminate the relevant agreement with these third parties and locate and engage competent and cost-effective service providers to operate and manage the relevant properties.

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                In addition, we are also parties to hotel management agreements. If any of these events occur, our relationships with any franchisors may be damaged, we may be in breach of our franchise agreement, and we could incur liabilities resulting from loss or injury to our property or to persons at our properties. From time to time, disputes may arise between us and our third-party managers regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect us. If we are unable to resolve such disputes through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the expense of which may be material and the outcome of which may harm our business, operating results or prospects.

                Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could adversely impact our effective tax rate and tax liability.

                Our effective tax rate and tax liability is based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate.

                Conflicts of interest exist between our company and related parties.

                Conflicts of interest exist and may arise in the future as a result of the relationships between our company and our officers, directors and owners, on the one hand, and our funds and its investors, on the other hand. We earn fees from our funds, including our carried interest which value is a direct result from the performance of our funds. There may be instances where the interests of our funds and the investors in such funds diverge from those of our company which could result in conflicts of interest. In resolving these conflicts, our board of directors and executive officers have a fiduciary duty to our shareholders. In addition, as we operate as a Fund Manager through a wholly owned subsidiary, our company has a fiduciary duty to investors in the funds we manage. Unless the resolution of a conflict is specifically provided for in the operating agreements of such funds, our board of directors may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. As a result of the foregoing, there may be instances where any such conflicts are resolved in a manner which favors the interests of our funds and their investors over our shareholders.

Risk management activities may adversely affect the return on our funds’ investments.

                When managing our exposure to market risks, we may (on our own behalf or on behalf of our funds) from time to time use forward contracts, options, swaps, caps, collars and floors or pursue other strategies or use other forms of derivative instruments to limit our exposure to changes in the relative values of investments that may result from market developments, including changes in prevailing interest rates, currency exchange rates and commodity prices. The success of any hedging or other derivatives transactions generally will depend on our ability to correctly predict market changes, the degree of correlation between price movements of a derivative instrument, the position being hedged, the creditworthiness of the counterparty and other factors. As a result, while we may enter into a transaction in order to reduce our exposure to market risks, the transaction may result in poorer overall investment performance than if it had not been executed. Such transactions may also limit the opportunity for gain if the value of a hedged position increases.

                While such hedging arrangements may reduce certain risks, such arrangements themselves may entail certain other risks. These arrangements may require the posting of cash collateral at a time when a fund has insufficient cash or illiquid assets such that the posting of the cash is either impossible or requires the sale of assets at prices that do not reflect their underlying value. Moreover, these hedging arrangements may generate significant transaction costs, including potential tax costs, that reduce the returns generated by a fund. Finally, the CFTC may in the future require certain foreign exchange products to be subject to mandatory clearing, which could increase the cost of entering into currency hedges.

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Our real estate funds are subject to the risks inherent in the ownership, development, and operation of real estate.

                Investments in our real estate funds will be subject to the risks inherent in the ownership and operation of real estate and real estate-related businesses and assets, including the deterioration of real estate fundamentals. These risks include, but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in the average occupancy and room rates for hotel properties, operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, climate change related risks (including climate-related transition risks and acute and chronic physical risks), changes in government regulations (such as rent control), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war and other factors that are beyond our control. In addition, if our real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing with favorable terms. In addition, our real estate funds may also make investments in residential real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets or portfolios thereof from time to time, which may be more highly susceptible to adverse changes in prevailing economic and/or market conditions and present additional risks relative to the ownership and operation of commercial real estate assets.

Investments by our investment funds will in many cases rank junior to investments made by others.

                In most cases, the companies in which our investment funds invest will have indebtedness or equity securities or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our investment. By their terms, such instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our investment. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which an investment is made, holders of securities ranking senior to our investment would typically be entitled to receive payment in full before distributions could be made in respect of our investment. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our investment. To the extent that any assets remain, holders of claims that rank equally with our investment would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, the ability of our investment funds to influence a company’s affairs and to take actions to protect their investments may be substantially less than that of the senior creditors.

Rapid growth of our businesses may be difficult to sustain and may place significant demands on our administrative, operational and financial resources.

                Our assets under management have grown significantly in the past, and we are pursuing further growth in the near future, both organic and through acquisitions. Our rapid growth has placed, and planned growth, if successful, will continue to place, significant demands on our legal, accounting and operational infrastructure, and has increased expenses. The complexity of these demands, and the expense required to address them, is a function not simply of the amount by which our assets under management has grown, but of the growth in the variety and complexity of, as well as the differences in strategy between, our different funds. In addition, we are required to continuously develop our systems and infrastructure in response to the increasing sophistication of the investment management market and legal, accounting, regulatory and tax developments.

                Our future growth will depend in part on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources.

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We depend on our founders, senior professionals and other key personnel, and our ability to retain them and attract additional qualified personnel is critical to our success and our growth prospects.

We depend on the diligence, skill, judgment, business contacts and personal reputations of our founders, senior professionals and other key personnel. Our future success will depend upon our ability to attract and retain senior professionals and other personnel. Our executives have built highly regarded reputations in the alternative investment industry. Our executives attract business opportunities and assist both in negotiations with lenders and potential joint venture partners and in the representation of large and institutional clients. If we lost their services, our relationships with lenders, joint ventures and clients would diminish significantly.

In addition, certain of our officers have strong regional reputations, and they aid in attracting and identifying opportunities and negotiating for us and on behalf of our clients. As we continue to grow, our success will largely depend on our ability to attract and retain qualified personnel in all areas of business. We may be unable to continue to hire and retain a sufficient number of qualified personnel to support or keep pace with our planned growth.

Our management team has limited public company experience.

Our management team has limited public company experience. Our entire management team, as well as other Company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We may expand into new investment strategies, geographic markets and businesses, each of which may result in additional risks and uncertainties in our businesses.

We intend, if market conditions warrant, to grow our businesses by increasing assets under management in existing businesses and expanding into new investment strategies, geographic markets and businesses. We may pursue growth through acquisitions of critical business partners or other strategic initiatives, which may include entering into new lines of business.

Attempts to expand our businesses involve a number of special risks, including some or all of the following:

•	the required investment of capital and other resources;
•	the diversion of management’s attention from our core businesses;
•	the assumption of liabilities in any acquired business;
•	the disruption of our ongoing businesses;
•	entry into markets or lines of business in which we may have limited or no experience;
•	increasing demands on our operational and management systems and controls;
•	compliance with additional regulatory requirements;
•	potential increase in investor concentration; and
•	the broadening of our geographic footprint, increasing the risks associated with conducting operations in certain jurisdictions where we currently have no presence.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business does not generate sufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations will be adversely affected. Our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our control. Because we have not yet identified these potential new investment strategies, geographic markets or lines of business, we cannot identify all of the specific risks we may face and the potential adverse consequences on us and their investment that may result from any attempted expansion.

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We may not be successful in competing with companies in the asset management industry, some of which may have substantially greater resources than we do.

The asset management industry is intensely competitive, and we expect it to remain so. We compete primarily on a regional, industry and asset basis.

We face competition both in the pursuit of fund investors and investment opportunities. Generally, our competition varies across business lines, geographies, and financial markets. We compete for outside investors based on a variety of factors, including investment performance, investor perception of investment managers’ drive, focus and alignment of interest, quality of service provided to and duration of relationship with investors, business reputation, and the level of fees and expenses charged for services.

We compete for investment opportunities based on a variety of factors, including breadth of market coverage and relationships, access to capital, transaction execution skills, the range of products and services offered, innovation, and price.

We compete with real estate funds, specialized funds, hedge fund sponsors, financial institutions, private equity funds, corporate buyers, and other parties. Many of these competitors are substantially larger and have considerably greater financial, technical, and marketing resources than are available to us. Many of these competitors have similar investment objectives to us, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment that may provide them with a competitive advantage in bidding for an investment

We may not be successful in competing with companies in the real estate and alternative investment industries, some of which may have substantially greater resources than we do.

Real estate investment industry is highly competitive. Many of our competitors have greater financial resources and a broader market presence than we do. We compete with respect to:

•	Competitive fee structures on our asset management services; and
•	Diversification of our revenue stream across the deal continuum, including advisory and transaction fees which include brokerage fees on buying and selling assets, construction management fees on repositioning assets, and capital formation fees on capital contributed into our funds from third party clients.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our client lists and information and business methods. We rely on a combination of trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business.

Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, cost us money to defend, distract the attention of our management and prevent us from offering some services.

Confidential intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure where the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage. Advances in technology, which permit increasingly large amounts of information to be stored on mobile devices or on third-party “cloud” servers, may exacerbate these risks.

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Our business could be adversely affected by security breaches through cyber-attacks, cyber intrusions or otherwise.

We face risks associated with security breaches, whether through cyber-attacks or cyber intrusions over the internet, malware, computer viruses, attachments to e-mails, persons inside our organization or persons with access to systems inside our organization, and other significant disruptions of our information technology networks and related systems. These risks include operational interruption, private data exposure and damage to our relationship with our customers, among others. A security breach involving our networks and related systems could disrupt our operations in numerous ways that could ultimately have an adverse effect on our financial condition and results of operations.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Stock may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, in the future, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2023. We are in the process of designing, implementing, and testing our internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm may be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is not effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Common Stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or other regulatory authorities, which could require additional financial and management resources.

Risks Related to Our Organizational Structure

The consolidation of investment funds or operating businesses of our portfolio companies could make it more difficult to understand the operating performance of the Company and could create operational risks for the Company.

Under applicable US GAAP standards, we may be required to consolidate certain of our funds, limited liability companies, partnerships or operating businesses if we determine that these entities are VIEs and that the Company is the primary beneficiary of the VIE. The consolidation of such entities could make it difficult for an investor to differentiate the assets, liabilities, and results of operations of the Company apart from the assets, liabilities, and results of operations of the consolidated VIEs. The assets of the consolidated VIEs are not available to meet our liquidity requirements. As of September 30, 2021, December 31, 2020 and 2019, total assets of our consolidated VIEs reflected in our consolidated balance sheets were $244 million, $219 million and $161 million, respectively, and as of September 30, 2021, December 31, 2020 and 2019, total liabilities of our consolidated VIEs reflected in our consolidated balance sheets were $181 million, $155 million and $134 million, respectively.

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Our Bylaws have an exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain stockholder litigation matters actions against the Company, which may limit an investor’s ability to obtain a favorable judicial forum for disputes with the Company or its directors, off icers, employees or stockholders.

Section 4 of Article VII of our Bylaws dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of the Company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the shareholders of the Company; any claim arising under Delaware corporate law; and any action asserting a claim governed by the internal affairs doctrine. However, Section 4 of Article VII of our Bylaws does not designate the Delaware Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act and the Securities Act, and as a result, does not apply to claims made under the U.S. federal securities laws.

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based shareholder class actions, derivative suits and other intra-corporate disputes. With respect to such state law claims, the Company’s management believes limiting state law-based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

The choice of forum provisions contained in the Company’s Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, the enforceability of similar choice of forum provisions in other issuers’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Bylaws to be inapplicable or unenforceable in such action. As a result, the Company could incur additional costs associated with resolving such actions in other jurisdictions, which could harm the Company’s business, operating results and financial condition.

If we were deemed to be an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our businesses as conducted and could have a material adverse effect on our businesses.

An entity will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or
•	absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Our exemptions from the registration requirements of an investment company under the Investment Company Act are threefold:

•	Our parent company does not meet the asset test component of the definition of “investment company” under the Investment Company Act as summarized above;
•	Our investment subsidiaries qualify under the exemption afforded by Section 3(c)(5)(C) of the Investment Company Act; and
•	Our intermediate subsidiaries qualify under the exemption afforded by Section 3(c)(6) of the Investment Company Act. See “Investment Company Considerations”.

We are engaged primarily in the business of investing services for real estate and real estate-related assets and not primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as a vertically integrated alternative asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, required to register as an investment company for purposes of the Investment Company Act. Furthermore, following this offering, we will have no material assets other than interests in certain wholly owned subsidiaries (within the meaning of the Investment Company Act), which in turn will have either direct interests in real estate assets or LLC member/LP partnership interests in affiliated funds. We do not believe that, based on current rules and interpretations, the equity interests in our wholly owned subsidiaries or the LLC member interests consolidated, or unconsolidated affiliated funds qualify as investment securities under the Investment Company Act.

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The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. If anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on capital structure, the ability to transact business with affiliates and the ability to compensate senior employees, could make it impractical for us to continue our businesses as currently conducted, impair the agreements and arrangements between and among us, our funds and our senior management, or any combination thereof, and have a material adverse effect on our businesses, financial condition and results of operations. In addition, we may be required to limit the amount of investments that we make as a principal or otherwise conduct our businesses in a manner that does not subject us to the registration and other requirements of the Investment Company Act.

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business. Changes in tax law and other legislative or regulatory changes could adversely affect us.

Our fund management and ancillary businesses are subject to extensive regulation. We are subject to regulation, including periodic examinations, by governmental and self-regulatory organizations in the jurisdictions in which we operate. Many of these regulators are empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel or other sanctions, including censure, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or investment adviser from registration or membership. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new fund management or financial advisory clients.

In addition, we regularly rely on exemptions from various requirements of the U.S. Securities Act of 1933, as amended, or the Securities Act, the Exchange Act, the U.S. Investment Company Act of 1940, as amended, or the Investment Company Act, and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting our fund management activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. If we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as conducted and could have a material adverse effect on our business.

In addition, we may be adversely affected by new or revised legislation or regulations imposed by governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business.

Risks Related to this Offering and Ownership of Our Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with our executive officers, which will limit your ability to influence the outcome of important transactions.

Our Class B common stock has 10 votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. John C. Loeffler, II, our Chief Executive Officer, and Jennifer Schrader, our President, own all of our outstanding shares of Class B common stock. Together Mr. Loeffler and Ms. Schrader exercise 88.8% voting control over the Company prior to this offering; assuming we redeem those shares held by our management team and a significant beneficial holder as further described in this offering circular, such percentage of voting control would be 79.99%. As a result, if they act together, these shareholders will be able to exercise significant influence over all matters submitted to our shareholders for approval, including the election of directors and approval of significant corporate transactions, such as (i) making changes to our articles of incorporation whether to issue additional common stock and preferred stock, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties. This control may adversely affect the market price of our Class A common stock.

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No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we intend to apply to list our Class A common stock on the Nasdaq Capital Market, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations between us and the underwriters and may not be indicative of the future prices of our Class A common stock.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

The market price of our Class A common stock is likely to be volatile and could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

·	actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;
·	overall conditions in our industry and the markets in which we operate or in the economy as a whole;
·	changes in laws or regulations applicable to our operations;
·	actual or anticipated changes in our growth rate relative to our competitors;
·	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;
·	additions or departures of key personnel;
·	issuance of new or updated research or reports by securities analysts;
·	fluctuations in the valuation of companies perceived by investors to be comparable to us;
·	litigation matters;
·	announcement or expectation of additional financing efforts;
·	sales of our Class A common stock by us or our stockholders;
·	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;
·	the expiration of contractual lock-up agreements with our executive officers, directors and stockholders; and
·	general economic and market conditions.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our Class A common stock. If the market price of our Class A common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Future sales and issuances of our Class A common stock or rights to purchase Class A common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause the stock price of our Class A common stock to decline.

We may issue additional securities following the closing of this offering. In the future, we may sell Class A common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner, we determine from time to time. We also expect to issue Class A common stock to employees, consultants and directors pursuant to our equity incentive plans. If we sell common stock, convertible securities or other equity securities in subsequent transactions, or Class A common stock is issued pursuant to equity incentive plans, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our Class A common stock.

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Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our Class A common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Based on 17,540,477 shares of common stock outstanding as of September 30, 2021, we will have ______shares of Class A common stock outstanding (or ______ shares if the option to purchase additional shares is exercised in full).

All of the Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”). The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for at least 180 days after the date of this prospectus, subject to certain extensions. See also the section of this prospectus captioned “Shares Eligible For Future Sale.”

The underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. For more information regarding the lock-up agreements with the underwriters see the section of this prospectus captioned “Underwriting.”

We intend to file a registration statement on Form S-8 under the Securities Act to register the shares subject to outstanding stock options and unvested restricted stock under the 2017 Plan and shares of Class A common stock reserved for issuance under our 2017 Plan, which as of September 30, 2021 totaled 5,000,000 shares. Once we register the shares under these plans, they can be freely sold in the public market upon issuance and vesting, subject to a 180-day lock-up period and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with becoming a public company and corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

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If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 10-K beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined under the JOBS Act, our independent registered public accounting firm may be required to attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700.0 million as of the prior June 30th, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company” which would allow us to take advantage of many of the same exemptions from disclosure requirements including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

Our management has broad discretion in the use of the net proceeds from this offering and may not use the net proceeds effectively.

Our management will have broad discretion in the application of the net proceeds of this offering. We cannot specify with certainty the uses to which we will apply these net proceeds. The failure by our management to apply these funds effectively could adversely affect our ability to continue maintaining and expanding our business.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if our operating results do not meet the expectations of the investor community, one or more of the analysts who cover our company may change their recommendations regarding our company, and our stock price could decline.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock, which was ($9.09) per share of our Class A common stock as of September 30, 2021. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of Class A common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our Class A common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our Class A common stock at prices lower than our net tangible book value at such time. See “Dilution.”

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We have never paid dividends on our capital stock and we do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our Class A common stock will likely depend on whether the price of our common stock increases.

We have never declared or paid any dividends on our capital stock and do not intend to pay any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

·	authorizing our board of directors to issue preferred stock with voting or other rights or preferences that could discourage a takeover attempt or delay changes in control;
·	prohibiting stockholder action by written consent;
·	limiting the persons who may call special meetings of stockholders; and
·	requiring advance notification of stockholder nominations and proposals.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporate Law (“DGCL”) govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. For more information, see the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Effects.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law (“DGCL”), our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

•	we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

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•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	we will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•	the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of the federal securities laws. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the operating results and financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, statements about:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	our estimates of the size of our market opportunities;

•	our ability to effectively manage our growth;

•	our ability to successfully enter new markets, manage our growth expansion and comply with any applicable laws and regulations;

•	the effects of increased competition from our market competitors;

•	significant disruption in, or breach in security of our information technology systems and resultant interruptions in service and any related impact on our reputation;

•	the attraction and retention of qualified employees and key personnel;

•	the effectiveness of our internal controls;

•	changes in laws and government regulation affecting our business;

•	the impact of adverse economic conditions;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs and service our indebtedness; and

•	outcomes of legal or administrative proceedings.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, our business and our management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

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INDUSTRY AND MARKET DATA

We have obtained the industry, market and similar data set forth in this prospectus from our own internal estimates and research, industry publications and surveys and studies conducted by third parties. These data sources involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such information and estimates.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events, or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

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USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $____million, assuming an initial public offering price of $___ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $____per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $___million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease our net proceeds from this offering by approximately $____million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our Class A common stock and facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors or any authorized committee thereof after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors or such committee deems relevant, and subject to the restrictions contained in our current or future financing instruments.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of September 30,2021 (i) on an actual basis and (ii) on an as adjusted basis, giving effect our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $____per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses. You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	At September 30, 2021
(in thousands, except share data)	Actual	As Adjusted
Cash	$3,034
Stockholders’ equity:
Preferred stock Series B, $0.001 par value, 12,500,000 shares authorized, 2,775,724 shares issued and outstanding actual and as adjusted	-
Class A common stock, $0.001 par value, 100,000,000 shares authorized, 17,701,309 shares issued and 17,540,477 outstanding actual, and _____ shares as adjusted	17
Class B common stock, $0.001 par value, 15,000,000 shares authorized, 12,474,692 shares issued and outstanding actual and as adjusted	12
Additional paid-in capital	29,213
Total stockholders’ deficit attributable to CaliberCos Inc.	(8,671)
Total capitalization

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $____per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity and total capitalization by approximately $___million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Each increase or decrease of 1,000,000 million shares in the number of shares offered by us would increase or decrease the amount of our cash, total assets and total stockholders’ equity by approximately $___million, assuming an initial public offering price of $____per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us.

The total number of shares of our common stock reflected in the discussion and table above does not give effect to the conversion of shares of Class B Common Stock to Class A Common Stock, conversion of convertible debt securities into Class A Common Stock, vesting of any issued and outstanding Class A Common Stock, and exercise of any warrants or stock options or vesting of restricted stock units outstanding as of the date hereof and excludes shares of Class A common stock reserved for future grant or issuance under our 2017 Plan.

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DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock after this offering. Our historical net tangible book value as of September 30, 2021 was ($15.9) million, or ($9.09) per share of common stock. Our net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of Class A common stock outstanding as of September 30, 2021.

After giving effect to our sale of _____shares of our common stock in this offering at an assumed initial public offering price of $____per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us, our as adjusted net tangible book value as of_____, 2021, would have been $____million, or $___per share. This represents an immediate increase in net tangible book value of $____per share to our existing stockholders and an immediate dilution of $____per share to new investors purchasing shares of Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
Net tangible book value per share as of September 30, 2021
Increase in net tangible book value per share attributable to new investors purchasing shares in this offering
As adjusted net tangible book value per share after this offering
Dilution in as adjusted net tangible book value per share to new investors in this offering

Each $1.00 increase or decrease in the assumed initial public offering price of $____per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our as adjusted net tangible book value by approximately $____million, or approximately $__per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by $____, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease, as applicable, our as adjusted net tangible book value by approximately $____million, or approximately $___ per share, and would increase or decrease, as applicable, dilution per share to new investors in this offering by approximately $___ per share, assuming an initial public offering price of $____per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions payable by us. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share would be $___per share, and the dilution per share to new investors in this offering would be $___per share.

The following table summarizes on an as adjusted basis as described above, as of September 30, 2021, the differences between the existing stockholders and new investors with respect to the number of shares of Class A common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $___ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

			Total Consideration			Average Price Per Share
Shares Purchased	Number	Percent	Amount	Percent
Existing stockholders	226	100%			%
New investors

Totals		100.0%	$	100.0%

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of our Class A common stock held by existing stockholders would be ____% and the percentage of shares of our Class A common stock held by new investors would be ___%.

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To the extent that any outstanding options are exercised, or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2017 Plan as of_____, 2021 were exercised or settled, then our existing stockholders, including the holders of these options, would own ___% and our new investors would own ____% of the total number of shares of our Class A common stock and Class B common stock outstanding on the completion of this offering.

The total number of shares of our common stock reflected in the discussion and table above does not give effect to the conversion of shares of Class B Common Stock to Class A Common Stock, conversion of convertible debt securities into Class A Common Stock, vesting of any issued and outstanding Class A Common Stock, and exercise of any warrants or stock options or vesting of restricted stock units outstanding as of the date hereof and excludes shares of Class A common stock reserved for future grant or issuance under our 2017 Plan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth in the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”.

Overview

CaliberCos Inc., a Delaware corporation (collectively, the “Company”, “Caliber”, “we”, “our”, or “us”), was originally founded as Caliber Companies, LLC, an Arizona limited liability company, organized under the laws of Arizona, and commenced operations in January 2009. In 2014, the Company was reorganized as a Nevada corporation and in June 2018, we reincorporated in the state of Delaware.

Caliber builds wealth for our investor clients by creating, managing, and servicing proprietary products including middle-market investment funds, private syndications, and direct investments. Our funds include investment vehicles focused on real estate, private equity, and debt facilities. We earn asset management fees calculated as a percentage of managed capital in our Funds and Offerings.

We believe that we offer investors an attractive balance of risk-adjusted returns utilizing (i) our investment approach through structured offerings and ease of ownership, (ii) our pipeline of investments opportunities, primarily projects that range in value between $5 million and $50 million, and (iii) our integrated execution and processing platform. Our investment strategy leverages the local market intelligence and real-time data we gain from our operations to evaluate current investments, generate proprietary transaction flow, and implement various asset management strategies.

While we primarily act as an alternative asset manager, our business model also offers a full suite of support services and a vertically integrated approach to investment management. Our asset management activities are complemented with transaction and advisory services including development and construction management, acquisition and disposition expertise, and capital formation, which we believe differentiate us from other asset management firms. We believe our model allows us to reduce operating costs, acquire attractive projects, and deliver services to our funds to bolster net returns to investors.

Our operations are organized into three reportable segments for management and financial reporting purposes: Fund Management, Development, and Brokerage.

Fund Management — This segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from capital raising. We act as an external manager of our funds, which have diversified investment objectives. In addition, it includes the activities of Caliber Services, LLC and its subsidiaries, (“Caliber Services”), who acts as manager of the funds. We earn fund management fees for services rendered to each of the funds by Caliber Services as follows:

•	Asset Management Fee. We receive an annual asset management fee equal to 1.0% - 1.5% of the non-affiliated capital contributions related to the ongoing management of the assets owned by the fund and the overall fund administration. The management fees are payable regularly, generally monthly, pursuant to our management agreement with each fund.

•

Carried Interest. We are entitled to an allocation of the income allocable to the limited partners or members of each fund for returns above accumulated and unpaid priority preferred returns and repayment of preferred capital contributions (the “Hurdle Rate”). Income earned with respect to our carried interest is recorded as Performance Allocations. Performance Allocations are an important element of our business and has historically accounted for a material portion of our revenues.

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We typically receive a carried interest of 20% - 35%, depending on the fund, of all cash distributions from (i) the operating cash flow of each fund above the Hurdle Rate and (ii) the cash flow resulting from the sale or refinancing of any investments held by our funds after payment of the related fund’s investors unpaid priority preferred returns and Hurdle Rate. Our funds’ preferred returns range from 6% - 12%.

•	Financing Fee. We earn a fee upon the closing of a loan by our investment funds with a third-party lender. This fee does not exceed 1% of the total loan and will not exceed 3% of the total loan after considering all other origination fees charged by lenders and brokers involved in the transaction. Financing fees are recorded under Transaction and Advisory Fees.

•	Set-Up Fee. We charge an initial one-time fee related to the initial formation, administration and set-up of the applicable fund. Set-up fees can be flat fees or a percentage of capital raised, typically 1.5% of capital raised or less. These fees are also known as Organizational and Offering expenses and are recorded under Transaction and Advisory Fees.

•

Capital Formation Fee. Through Caliber Securities, we earn non-affiliated fees from raising capital for our funds. Our contracts with our funds are typically fixed fee arrangements which approximate no more than 3.5% on capital raised. These fees are recorded under Transaction and Advisory Fees.

Based on the contractual terms of the relevant funds we manage, in addition to the fees noted above, Caliber is entitled to be reimbursed its expenses, that are not to exceed non-affiliated third party costs, related to services provided to the funds.

Development — This segment represents our activities associated with managing and supervising third party general contractors in the remodeling, refurbishing and ground-up construction of the properties owned by our funds. Revenues generated by this segment are generally based on 4% of the total expected costs of the project. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services, acts as either the construction or development manager on our funds’ projects.

Brokerage — This segment is involved in the buying and selling of all our funds’ assets. During the nine months ended September 30, 2021 and 2020, our brokerage segment completed approximately $47.9 million and $4.8 million in transactions generating approximately $0.9 million and $0.5 million of brokerage fees, respectively.

Trends Affecting Our Business

Our business is driven by trends which effect the following:

1.)	Capital formation: any trend which increases or decreases investors’ knowledge of real estate alternative investments, desire to acquire them, access to acquire them, and knowledge and appreciation of Caliber as a potential provider, will affect our ability to attract and raise new capital. Capital formation also drives investment acquisition, which drives Caliber’s revenues.

2.)	Investment acquisition: any trend which increases or decreases the supply of middle-market real estate projects, the accessibility of developments or development incentives, or enhances or detracts from Caliber’s ability to access those projects will affect our ability to generate revenue. Coincidentally, investment acquisitions, or the rights to acquire an investment, drive capital formation – creating a flywheel effect for Caliber.

3.)	Project execution: any trend which increases or decreases the costs of execution on a real estate project, including materials pricing, labor pricing, access to materials, delays due to governmental action, and the general labor market, will affect Caliber’s ability to generate revenues.

The prevailing trend in 2021 continuing to affect our business was the impact of the COVID-19 pandemic, which began having an effect in the first quarter of 2020, and which subsequently effected all three trends described above. COVID-19 continues to pose serious threats to the health and economic wellbeing of the worldwide population and the overall economy in light of COVID-19 variants that seem to spread more easily than the original COVID-19 virus. The number of reported COVID-19 infections are rising again likely due to these variants and the relaxation of certain efforts to mitigate the spread of COVID-19 previously imposed by governmental authorities. While the equity markets have rebounded from their steep declines in March 2020 after the World Health Organization announced that infections of COVID-19 had become a pandemic, there is continued uncertainty as to the duration of the global health and economic impact caused by COVID-19 even with COVID-19 vaccines now available.

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The rapid spread of the coronavirus disease has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. The overall impact of COVID-19 on our operations and financial condition will continue to depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic, as well as uncertainty regarding all of the foregoing.

Due to the continued uncertainty in the outbreak, we are not in a position to predict when normal business operations will resume; however, we have taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but not limited to: (i) implementation of remote work arrangements which have been in effect since mid-March 2020, and have not materially affected our ability to maintain our business operations; (ii) suspending any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Plan program (“PPP”), as mentioned below; and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirement, when applicable, for a 12-month period.

On March 27, 2020, The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted. The CARES Act is an approximately $2 trillion emergency economic stimulus package in response to the COVID-19 pandemic including the PPP. In April 2020, we were successful at obtaining PPP loans, through the CARES Act, for our business and each of the individual hotels we manage. The amounts of the PPP loans received by the Company and its consolidated entities totaled approximately $4.8 million (“Round 1”). In December 2020, the CARES Act was expanded to include additional PPP funding and for the nine month period ended September 30, 2021, we were successful at obtaining additional PPP loans (“Round 2”). The amounts of the PPP loans received by the Company and its consolidated entities, in Round 2, totaled approximately $5.6 million.

According to the PPP terms, the potential loan forgiveness for all or a portion of the PPP loans is determined, subject to limitations, based on the use of loan proceeds over the 24-weeks after the loan proceeds are disbursed for payment of payroll costs and any payments of mortgage interest, rent, and utilities. The unforgiven portion of the PPP loan, if any, is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. We have used the proceeds from both our Round 1 and Round 2 PPP loans for purposes consistent with the terms of the program. As a result, we were successful at obtaining forgiveness for all Round 1 PPP. While we currently believe that our use of our Round 2 loan proceeds will meet the conditions for forgiveness there can be no assurance that forgiveness for any portion of the Round 2 PPP loans will be obtained.

Our business depends in large part on our ability to raise capital from investors. Since our inception, we have continued to successfully raise capital into our funds with our total capital raised through September 30, 2021 exceeding $471 million. Our success at raising new capital into our funds is impacted by the extent to which new investors see alternative assets as a viable option for capital appreciation and/or income generation. Since our ability to raise new capital into our funds is dependent upon the availability and willingness of investors to direct their investment dollars into our products, our financial performance is sensitive in part to changes in overall economic conditions that affect investment behaviors. The demand from investors is dependent upon the type of asset, the type of return it will generate (current cash flow, long-term capital gains, or both) and the actual return earned by our fund investors relative to other comparable or substitute products. General economic factors and conditions, including the general interest rate environment and unemployment rates, may affect an investor’s ability and desire to invest in real estate. For example, a significant interest rate increase could cause a projected rate of return to be insufficient after considering other risk exposures. Additionally, if weakness in the economy emerges and actual or expected default rates increase, investors in our funds may delay or reduce their investments; however, we believe our approach to investing and the capabilities that Caliber manages throughout the deal cycle will continue to offer an attractive value proposition to investors.

For the nine months ended September 30, 2020, the potential adverse effects of COVID-19 resulted in an immediate and sharp slowdown in the U.S. economy which created uncertainty in the global economic outlook. This adversely affected our ability to raise money into our funds for that fiscal period. However, the global economy improved for the nine months ended September 30, 2021 and as a result funds raised into our funds rose to $71.4 million from $18.3 million for the same period in 2020. We are continuing to monitor the recovery in velocity of new investment capital into our funds and anticipate continuing to see the same trend for the remainder of the year.

While we have had historical successes, there can be no assurance that fundraising for our new and existing funds will experience similar success. If we were unable to raise such capital, we would be unable to collect capital raise fees or deploy such capital into investments, which would materially reduce our revenues and cash flow and adversely affect our financial condition.

We remain confident about our ability to find, identify, and source new investment opportunities that meet the requirements and return profile of our investment funds despite headwinds associated with increased asset valuations, competition and increased overall cost of credit. We continue to identify strategic acquisitions on off-market terms and anticipate that this trend will continue. We are at a point in our investment cycle where some of our funds have begun to exit significant parts of their portfolios while other are approaching a potential harvesting phase. We have complemented these cycles with other newer funds that will maintain management fees while providing continued sources of activity for our Development segment.

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Acquiring new assets includes being able to negotiate favorable loans on both a short and long-term basis. We forecast and project our returns using assumptions about, among other things, the types of loans that we can expect the market to extend for a particular type of asset. This becomes more complex when the asset also requires construction financing. We may also need to refinance existing loans that are due to mature. Factors that affect these arrangements include the interest rate and economic environment, the estimated fair value of real property, and the profitability of the asset’s historical operations. These capital market conditions may affect the renewal or replacement of our credit agreements, some of which have maturity dates occurring within the next 12 months. Obtaining such financing is not guaranteed and is largely dependent on market conditions and other factors.

COVID-19 put downward pressure on the performance of our investment assets, most notably in hospitality. In addition, our liquidity was negatively impacted by the adverse effects of COVID-19 on leisure and business travel. During the nine months ended September 30, 2021 we saw some positive recovery of our asset performance impacted by COVID-19, most notably in our hospitality portfolio. Continued or prolonged effects of COVID-19 will continue to affect the ability of our assets under management to generate positive cash flows. If leisure and business travel do not timely resume to normal activities, this will continue to have a material adverse effect on our financial condition, cash flows and results of operations and we may be required to pursue additional sources of financing to meet our financial obligations. It is uncertain whether the impact of COVID-19 will have a prolonged or permanent impact on longer term asset valuations.

In December 2017, the President signed the Tax Cuts and Jobs Act (“TCJA”), providing a significant overhaul to the United States (“U.S.”) federal tax code. We expect the TCJA to be a net positive impact to the U.S. economy. In particular, Congress established the Qualified Opportunity Zone program (the “QOZ Program”), which provides preferential tax treatment to taxpayers who invest eligible capital gains into qualified opportunity funds (“QOFs”). Caliber Tax Advantaged Opportunity Zone Fund, LP (“CTAF”) is a QOF that will invest its capital into qualified opportunity zones (“QOZs”) and take advantage of this program. Internal Revenue Service (“IRS”) and Treasury regulations are forthcoming, and we will continue to monitor and evaluate the interpretations as they are issued.

Key Financial Measures and Indicators

Our key financial measures are discussed in the following pages. Additional information regarding these key financial measures and our other significant accounting policies can be found in Note 2 – Summary of Significant Accounting Policies in the notes to our accompanying consolidated financial statements included herein.

Total Revenue

We generate the majority of our revenue from (i) asset management fees, (ii) performance allocations and (iii) advisory and transaction services. Included within our consolidated results, are the related revenues of certain consolidated Variable Interest Entities (“VIEs”). During 2021, we realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources. Refer to Note 2 – Summary of Significant Accounting Policies – Segment Information in the notes to our accompanying consolidated financial statements for additional disclosures.

Total Expenses

Total expenses include operating costs, general and administrative, marketing and advertising, depreciation. Included within our consolidated results, are the related expenses of certain consolidated VIEs

Other (Income) Expenses

Other (income) expenses include interest expense and interest income.

Non-GAAP Measures

We present assets under management (“AUM”), EBITDA, and Adjusted EBITDA, which are not recognized financial measures under accounting principles generally accepted in the United States of America (“GAAP”), as supplemental disclosures because we regularly review these metrics to evaluate our funds, measure our performance, identify trends, formulate financial projections and make strategic decisions.

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Business Segments

Assets Under Management. AUM refers to the assets we manage or sponsor. We monitor three types of information with regard to our AUM:

i.	Capital AUM – we define this as the total debt and equity capital raised from accredited investors in our funds at any point in time. We use this information to monitor, among other things, the amount of ‘preferred return’ that would be paid at the time of a distribution. As our asset management fees are based on a percentage of capital raised, Capital AUM provides relevant data points for management to further calculate and predict future earnings.

ii.

Fair Value (“FV”) AUM – we define this is as the aggregate fair value of the real estate assets we manage. We value these assets quarterly to help make sale and hold decisions and to evaluate whether an existing asset would benefit from refinancing or recapitalization. This also gives us insight into the value of our carried interest at any point in time. We also utilize FV AUM to predict the percentage of our portfolio which may need development services in a given year, fund management services (such as refinance), and brokerage services. As we control the decision to hire for these services, our service income is generally predictable based upon our current portfolio AUM and our expectations for AUM growth in the year forecasted.

iii.	Book Value (“BV”) AUM – we define this is as the aggregate carrying value of the real estate assets we manage.

EBITDA. EBITDA represents earnings before net interest expense, income taxes, depreciation, and amortization.

Adjusted EBITDA. Adjusted EBITDA represents earnings before net interest expense, income taxes, depreciation, amortization, impairment expense, loss on extinguishment of debt, severance payments, founder’s income tax reimbursement, and costs associated with the vesting of our Employee Stock Option Plan (“ESOP”) and certain cash and non-cash charges relates to legal and accounting costs associated with getting the Company prepared for filing its Reg A+ offering circular. We believe this view of Adjusted EBITDA offers a normalized view of the Company’s operating performance.

Although we believe we are utilizing generally accepted methodologies for our calculation of Capital AUM and FV AUM, it may differ from our competitors, thereby making these metrics non-comparable to our competitors.

When analyzing our operating performance, investors should use these measures in addition to, and not as an alternative for, their most directly comparable financial measure calculated and presented in accordance with GAAP. We generally use these non-GAAP financial measures to evaluate operating performance and for other discretionary purposes. We believe that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance because they eliminate the impact of selected charges that may obscure trends in the underlying performance of our business. Because not all companies use identical calculations, our presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly identified measures of other companies.

EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for our discretionary use because they do not consider certain cash requirements such as tax and debt service payments. These measures may also differ from the amounts calculated under similarly titled definitions in our debt instruments, which amounts are further adjusted to reflect certain other cash and non-cash charges and are used by us to determine compliance with financial covenants therein and our ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Results of Operations

Comparison of the Nine Months Ended September 30, 2021 and 2020

The following table and discussion provide insight into our condensed consolidated results of operations for the nine months ended September 30, 2021 and 2020 (in thousands):

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Total revenues	$36,072	$31,314	$4,758	15.2%
Total expenses	53,241	49,385	3,856	7.8%
Other (expenses) income, net	856	(53)	909	(1,715.1)%
Interest income	-	7	(7)	(100.0)%
Interest expense	(546)	(456)	(90)	19.7%
Net Loss Before Income Taxes	(16,859)	(18,573)	1,714	(9.2)%
Provision for (benefit from) income taxes	-	-	-	0.0%
Net Loss	(16,859)	(18,573)	1,714	(9.2)%
Net loss attributable to noncontrolling interests	(16,603)	(14,008)	(2,595)	18.5%
Net Loss Attributable to CaliberCos Inc.	$(256)	$(4,565)	$4,309	(94.4)%

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For the nine months ended September 30, 2021 and 2020, total revenues were $36.1 million and $31.3 million, respectively, representing a period-over-period increase of 15.2%. This increase was primarily due to an increase in revenues in our hospitality portfolio whose operations are beginning to recover from the impact of the COVID-19 pandemic which occurred throughout 2020. The virus continues to be present in 2021, but our properties are located in states that had re-opened quickly in late 2020.

For the nine months ended September 30, 2021 and 2020, total expenses were $53.2 million and $49.4 million, respectively, representing a period-over-period increase of 7.8%. The increase was primarily due to an increase in hospitality related expenses as operations responded to the measured recovery that started to appear in late 2021. The properties began hiring in more employees to cater to the increasing occupancies.

Segment Analysis

The following discussion is specific to our various segments for the nine months ended September 30, 2021 and 2020. Our segment information is presented in a format consistent with the information senior management uses to make operating decisions, assess performance and allocate resources.

For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) basis because these fees are eliminated in consolidation when they are derived from a consolidated fund. Furthermore, segment expenses are also different than those presented on a consolidated U.S. GAAP basis due to the exclusion of fund expenses that are paid by the consolidated funds.

Comparison of the Nine Months Ended September 30, 2021 and 2020

Fund Management

The following table presents our results of operations for our Fund Management segment (in thousands):

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Revenues
Asset management fees	$4,824	$3,803	$1,021	26.8%
Performance allocations	396	382	14	3.7%
Transaction and advisory fees	1,768	845	923	109.2%
Total revenues	6,988	5,030	1,958	38.9%
Expenses
Operating costs	4,621	5,311	(690)	(13.0)%
General and administrative	1,916	2,568	(652)	(25.4)%
Marketing and advertising	1,329	698	631	90.4%
Depreciation	29	29	-	0.0%
Total expenses	7,895	8,606	(711)	(8.3)%
Other (expenses) income, net	299	(52)	351	(675.0)%
Interest income	91	7	84	1,200.0%
Interest expense	(479)	(502)	23	(4.6)%
Net Loss	$(996)	$(4,123)	$3,127	(75.8)%

For the nine months ended September 30, 2021 and 2020, asset management fees were $4.8 million and $3.8 million, respectively, representing a period-over-period increase of 26.8%. The increase in our fees corresponds to the increase in total capital under management. Total capital under management at September 30, 2021 was approximately $279.4 million compared to $204.8 million at September 30, 2020.

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For the nine months ended September 30, 2021 and 2020, transaction and advisory fees were $1.8 million and $0.8 million, respectively, representing a period over period increase of 109.2%. For the nine months ended September 30, 2021, we raised approximately $71.4 million compared to approximately $18.3 million for the nine months ended September 30, 2020.

For the nine months ended September 30, 2021 and 2020, operating costs were $4.6 million and $5.3 million, respectively, representing a period-over-period decrease of 13.0%. This decrease was primarily due to the decrease in corporate payroll costs resulting from regular employee turnover.

For the nine months ended September 30, 2021 and 2020, general and administrative costs were $1.9 million and $2.6 million, respectively, representing a period-over-period decrease of 25.4%. This decrease was primarily due to a decrease in professional fees incurred in 2020 relating to our Reg A+ approval.

For the nine months ended September 30, 2021 and 2020, marketing and advertising was $1.3 million and $0.7 million, respectively, representing a period-over-period increase of approximately 90.4%. During the nine months ended September 30, 2021, we incurred higher costs associated with marketing the closing of the Company’s Reg A+ capital raise which closed at the end of February 2021.

For the nine months ended September 30, 2021 and 2020, other (expenses) income, net were $0.3 million and ($52,000). During the nine months ended September 30, 2021, we applied and qualified for employee retention credit refunds.

Development

The following table presents our results of operations for our Development segment (in thousands):

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Revenues
Transaction and advisory fees	$1,615	$3,672	$(2,057)	(56.0)%
Total revenues	1,615	3,672	(2,057)	(56.0)%
Expenses
Operating costs	1,840	3,644	(1,804)	(49.5)%
General and administrative	113	90	23	25.6%
Marketing and advertising	1	4	(3)	(75.0)%
Total expenses	1,954	3,738	(1,784)	(47.7)%
Other (expenses) income, net	48	(1)	49	(100.0)%
Net Loss	$(291)	$(67)	$(224)	334.3%

For the nine months ended September 30, 2021 and 2020, segment revenues were $1.6 million and $3.7 million, respectively, representing a period-over-period decrease of 56.0%. This was due to the completion of our Tucson Convention Center hotel the Courtyard by Marriot in March 2021.

For the nine months ended September 30, 2021 and 2020, operating costs were $1.8 million and $3.6 million, respectively, representing a period-over-period decrease of 49.5%. This decrease was due to the decrease in revenues over the same period.

Brokerage

The following table presents our results of operations for our Brokerage segment (in thousands):

	Nine Months Ended September 30,
	2021	2020	$ Change	% Change
Revenues
Transaction and advisory fees	$940	$509	$431	84.7%
Total revenues	940	509	431	84.7%
Expenses
Operating costs	191	383	(192)	(50.1)%
General and administrative	47	59	(12)	(20.3)%
Marketing and advertising	-	-	-	-
Depreciation	45	84	(39)	(46.4)%
Total expenses	283	526	(243)	(46.2)%
Other (expenses) income, net	510	-	510	100.0%
Interest expense	(106)	(157)	51	(32.5)%
Net Income (Loss)	$1,061	$(174)	$1,235	(709.8)%

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For the nine-months ended September 30, 2021 and 2020 segment revenues were $0.9 million and $0.5 million, respectively, representing an increase of 84.7%. In 2021 we completed the sale of our Treehouse apartment complex in Tucson which sold for $23 million.

For the nine-months ended September 30, 2021 and 2020 other (expenses) income were $0.5 million and $0, respectively. In 2021 we sold four single-family homes, which included two single family homes which were sold to related parties, previously held as investments in real estate for $1.9 million, resulting in a gain on the dispositions of $0.5 million.

Comparison of Years Ended December 31, 2020 and 2019

The following table and discussion provide insight into our consolidated results of operations for the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Total revenues	$37,940	$77,868	$(39,928)	(51.28)%
Total expenses	55,044	72,768	(17,724)	(24.36)%
Gain on the disposition of real estate	(122)	(10,444)	10,322	(98.83)%
Other (income) expenses, net	382	(1,125)	1,507	(133.96)%
Interest income	(148)	(27)	(121)	448.15%
Interest expense	8,329	10,752	(2,423)	(22.54)%
Net Income (Loss) Before Income Taxes	(25,545)	5,944	(31,489)	(529.76)%
Provision for (benefit from) income taxes	-	-	-	-%
Net Income (Loss)	(25,545)	5,944	(31,489)	(529.76)%
Net loss attributable to noncontrolling interests	(20,099)	524	(20,623)	(3,935.69)%
Net Income (Loss) Attributable to CaliberCos Inc.	$(5,446)	$6,467	$(11,913)	(184.21)%

For the years ended December 31, 2020 and 2019, total revenue was $37.9 million and $77.9 million, respectively, representing a year-over-year decrease of approximately 51.28%. This decrease was primarily due to the impact of the pandemic on our hotel segment which resulted in a reduction of $29.4 million or 44.8% reduction in occupancy in 2020. In addition, we experienced a reduction in rental income and brokerage revenues was a result of the 2019 sale of our Palms apartment portfolio. Finally, our revenues were also impacted by the Company’s decision to halt acquisitions, asset sales, capital formation activities, and certain development & construction projects. During the disruption caused by COVID-19 in 2020, management believed it prudent to pause activities until we could get a clear view of the future in a post COVID-19 world.

Many of the activities which management paused on, including marketing for capital, acquisitions, dispositions, and development projects, and construction projects resumed in Q4-2020. With a vaccine forecasted for delivery in the fourth quarter, and with approximately six months of information on the effects of COVID-19 on real estate investments, Caliber’s management team saw opportunity to re-enter the market for capital and assets and capitalize on discounts we perceived existed for new investments.

For the years ended December 31, 2020 and 2019, total expenses were $55.0 million and $72.8 million, respectively, representing a year-over-year decrease of 24.36%. This decrease was largely due to our decision to manage the pandemic caused slowdown in our core operations and our hospitality portfolio. During the disruption caused by COVID-19 in 2020, management believed it prudent to pause activities until we could get a clear view of the future in a post COVID-19 world. Hotel operations were restricted to essential staff, while food and sundry services were temporarily eliminated.

For the year ended December 31, 2019, gain on the disposition of real estate was $10.4 million, which was a result of the sale of four apartment buildings. There were no dispositions for the year ended December 31, 2020 as a result of management’s decision to withdraw from the market for the majority of 2020.

For the years ended December 31, 2020 and 2019, interest expense was $8.3 million and $10.8 million, respectively, representing a year-over-year change of 22.54%. The decrease was primarily a result of the forgiveness of our $1.4 million payroll protection program loan and the active management of our cost of capital across the organization that reduced interest expense through the repayment of high interest rate debt and successfully refinancing existing facilities at lower rates of interest. The Company’s corporate debt reduction program has occurred over multiple years and management intends to continue this trend.

Segment Analysis

The following discussion is specific to our various segments for the years ended December 31, 2020 and 2019. Our segment information is presented in a format consistent with the information senior management uses to make operating decisions, assess performance and allocate resources.

For segment reporting purposes, revenues and expenses are presented on a basis that deconsolidates our consolidated funds. As a result, segment revenues are different than those presented on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) basis because these fees are eliminated in consolidation when they are derived from a consolidated fund. Furthermore, segment expenses are also different than those presented on a consolidated U.S. GAAP basis due to the exclusion of fund expenses that are paid by the consolidated funds.

Comparison of Years Ended December 31, 2020 and 2019

Fund Management

The following table presents our results of operations for our Fund Management segment (in thousands):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Revenues
Asset management fees	$5,316	$5,447	$(131)	(2.4)%
Performance allocations	422	4,985	(4,563)	(91.5)%
Transaction and advisory fees	1,278	3,856	(2,578)	(66.9)%
Total revenues	7,016	14,288	(7,272)	(50.9)%
Expenses
Operating costs	7,105	6,944	161	2.3%
General and administrative	2,796	1,692	1,104	65.2%
Marketing and advertising	1,012	404	608	150.5%
Depreciation	39	53	(14)	(26.4)%
Total expenses	10,952	9,093	1,859	20.4%
Other expenses (income), net	(24)	198	(222)	(112.1)%
Interest income	(7)	(9)	2	(22.2)%
Interest expense	(639)	809	(1,448)	(179.0)%
Net (Loss) Income	$(3,266)	$4,197	$(7,463)	(177.8)%

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For the years ended December 31, 2020 and 2019, fund management revenues were $7.0 million and $14.3 million respectively, representing a year-over-year decrease of 50.9%. The decrease in revenues was a result of a reduction in our ability to raise capital into our managed funds caused by the COVID pandemic. In 2019 we raised approximately $66.1 million of new capital (net of redemptions) into our funds. We were limited to raising approximately $21.7 million in 2020. Fund management revenues also saw a decrease partly due to a decrease in loan placement fees from approximately $0.5 million at December 31, 2019 to approximately $0.2 million at December 31, 2020. This was driven by a decrease in acquisition activities as well as disruption in the debt markets due to COVID-19 and due to a reduction in our carried interest income. The decrease in fund management revenues is also attributable to our 2019 performance share which was generated by the sale of four apartment buildings that were completed during 2019. In 2020, we did not harvest carried interest in assets in favor of avoiding any sales into what we perceived to be a highly disrupted market.

For the years ended December 31, 2020 and 2019, general and administrative expenses were $2.8 million and $1.7 million, respectively, representing a year-over-year increase of 65.2%. This increase was primarily due to an increase in professional fees as management completed the Company’s Reg A listing and began working with investment banks to work on listing the Company on a National Exchange.

For the years ended December 31, 2020 and 2019, marketing and advertising expenses were approximately $1.0 million and $0.4 million, respectively, representing a year-over-year increase of 150.5%. This increase was primarily due to an increase in our digital and brand awareness campaigns associated with the Company’s Reg A+ capital marketing campaign, which closed on February 26th, 2021, having raised approximately $11 million in sales of Series B Caliber preferred stock. We do not expect this increased cost to reoccur following the close of the Reg A+ offering.

For the years ended December 31, 2020 and 2019, interest expense was $(0.6) million and $0.8 million, respectively. In 2020, we received approval from the Small Business Administration for full forgiveness of our Payroll Protection Program loan totaling $1.4 million.

Development

The following table presents our results of operations for our Development segment (in thousands):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Revenues
Transaction and advisory fees	$4,434	$7,487	$(3,053)	(40.8)%
Total revenues	4,434	7,487	(3,053)	(40.8)%
Expenses
Operating costs	4,541	6,025	(1,484)	(24.6)%
General and administrative	65	130	(65)	(50.0)%
Marketing and advertising	55	16	39	243.8%
Total expenses	4,661	6,171	(1,510)	(24.5)%
Other expenses (income), net	1	-	1	100.0%
Net (Loss) Income	$(228)	$1,316	$(1,544)	(117.3)%

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For the years ended December 31, 2020 and 2019, development revenues were $4.4 million and $7.5 million, respectively, representing a decrease year-over-year of 40.8%. The performance of our development segment is impacted by the timing of our asset level projects, many of which were delayed in 2020 by the effects of the pandemic when job sites had to be shut down to comply with local stay at home ordinances and capital formation slowed.

Additionally, the change in revenues reflects our embrace of a shift in business strategy toward a construction management (“CM”) model as opposed to general contracting (“GC”). With CM, we expect to earn lower total revenues while generating more attractive and sustainable profits and avoiding the liability and associated insurance and operating costs of GC work. We also expect to enhance investment performance by hiring third-party GC candidates with a specialty focus on each area of construction we are engaged in.

Operating costs decreased due to the reduction in revenues over the same period. However, we also experienced some margin compression on our existing jobs due to the effects of the pandemic where overseas goods and raw materials were delayed which caused inefficiencies in our job execution and where labor costs increased to comply with COVID-related requirements for social distancing and personal protective equipment.

Brokerage

The following table presents our results of operations for our Brokerage segment (in thousands):

	Years Ended December 31,
	2020	2019	$ Change	% Change
Revenues
Transaction and advisory fees	$747	$4,296	$(3,549)	(82.6)%
Total revenues	747	4,296	(3,549)	(82.6)%
Expenses
Operating costs	636	2,637	(2,001)	(75.9)%
General and administrative	3	74	(71)	(95.9)%
Marketing and advertising	18	15	3	20.0%
Depreciation	110	123	(13)	(10.6)%
Total expenses	767	2,849	(2,082)	(73.1)%
Other expenses (income), net	-	(85)	85	(100.0)%
Interest income	-	(1)	1	(100.0)%
Interest expense	202	485	(283)	(58.4)%
Net (Loss) Income	$(222)	$1,048	$(1,270)	(121.2)%

The performance of our real estate brokerage segment and in particular, our real estate sales and cost of sales -real estate were impacted by the pandemic. Virtually all commercial, hospitality, multi-family and industrial real estate transactions which were not completed prior to March 2020, were put on hold for the remainder of the year as stay at home orders and social restrictions took effect. Single family home transactions paused for approximately two months but remained largely consistent year over year.

Investment Valuations

The investments that are held by our funds are generally considered to be illiquid and have no readily ascertainable market value. We value these investments based on our estimate of their fair value as of the date of determination. We estimate the fair value of our fund’s investments based on a number of inputs built within forecasting models which are either developed by a third party or by our internal finance team. The models generally rely on discounted cash flow analysis and other techniques and may include independently sourced market parameters. The material estimates and assumptions used in these models include the timing and expected amounts of cash flows, income and expenses for the property, the appropriateness of discount rates used, overall capitalization rate, and, in some cases, the ability to execute, estimated proceeds and timing of expected sales and financings. The majority of our assets utilize the income approach to value the property. Where appropriate, management may obtain additional supporting evidence of values from methods generally utilized in the real estate investment industry, such as appraisal reports and broker price opinion (“BPO”) reports.

As discussed elsewhere in this document, we have experienced adverse effects related to COVID-19 on our assets. It is unclear whether the effects of COVID-19 will have a lasting and prolonged effect on asset values over the long term.

With respect to the underlying factors that led to the change in fair value in the current year, we identify assets that are undervalued and/or underperforming at the time of acquisition. Such assets generally undergo some form of repositioning soon after our acquisition in order to help drive increased appreciation and operating performance. Once the repositioning is complete, we focus on increasing the asset’s net operating income, thereby further increasing the value of the asset. Making below-market acquisitions, adding value through development activities, and increasing free cash flow with proper management all represent a material component to our core business model. Despite those efforts, the impacts of COVID-19 have appeared in the values of our assets. While we believe that COVID-19 will not have a permanent effect on the long-term value of our assets, there can be no assurance that such outcome will occur.

A unique feature of Caliber’s funds is the discretion given to Caliber’s management team to decide when to sell assets and when to hold them. We believe this discretion allows Caliber to avoid selling properties that, while their business plan may have matured, the market will not pay an attractive price in the current environment. Avoiding selling at a time of disruption, such as all of 2020, is critical to preserving the value of our assets, our carried interest, our ongoing revenues, and our clients’ capital. We believe the disruption caused by COVID-19 may negatively affect our competitors, who may have a more traditional model with fixed, required, liquidation dates, which in turn may offer Caliber attractive investment opportunities. While this is managements expectation, there can be no assurance these outcomes will occur.

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EBITDA and Adjusted EBITDA

The following table presents a reconciliation of net loss to EBITDA and Adjusted EBITDA for periods presented (in thousands):

	Nine Months Ended September 30,
	2021	2020
Net Loss Attributable to CaliberCos Inc.	$(256)	$(4,565)
(1) Add:
Interest expense	546	456
Depreciation expense	74	113
EBITDA	364	(3,996)
(1) Add:
Severance expense	-	93
Share buy back	238	210
ESOP	-	82
Form 1-A costs	943	364
Adjusted EBITDA	$1,545	$(3,247)

(1) Includes only those amounts attributable to CaliberCos Inc. Form 1-A costs include direct costs related to our Reg A+ offering such as legal and accounting advisor fees, printing costs, and advertising costs. We believe that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance because they eliminate the impact of selected charges that may obscure trends in the underlying performance of our business.

The following table presents a reconciliation of net (income) loss to EBITDA and Adjusted EBITDA for the periods presented:

	Years Ended December 31,
	2020	2019
Net Income (Loss) Attributable to CaliberCos Inc.	$(5,446)	$6,467
(1) Add:
Interest expense	735	1,203
Depreciation expense	151	176
EBITDA	(4,560)	7,846
(1) Add:
Severance expense	138	-
Share buy back	291	269
ESOP	-	474
Form 1-A costs	878	1,276
Adjusted EBITDA	$(3,253)	$9,865

(1) Includes only those amounts attributable to CaliberCos Inc.

Liquidity and Capital Resources

As described elsewhere in this Report, COVID-19 has recently had far-reaching adverse impacts on the near-term availability of access to capital markets and debt. Due to COVID-19, we continue to take a measured approach to our operations and cash flows. Through the nine month period ended September 30, 2021, we obtained PPP Round 2 loans totaling $5.6 million under the CARES Act. For a discussion of remedial measures and other key trends and uncertainties that have affected our business see “Trends Affecting Our Business”.

In addition, see Note 1 – Organization and Liquidity in the notes to our accompanying consolidated financial statements for a discussion on (i) our eight separate loans outstanding, with outside lenders, totaling $95.4 million as of September 30, 2021 that have various maturity dates within the 12-month period subsequent to the date these financial statements were issued and (ii) our failure to meet certain financial covenant requirements.

Each of our funds and the related assets that are acquired or own equity interest in those funds are established as separate legal entities with limited liability. Therefore, the cash flows generated by these entities, whether through operations or financing, are unavailable for general corporate purposes.

We have historically financed our operations primarily through a combination of operating cash flows, private offerings of our equity securities, and secured and unsecured debt. In addition, due to the consolidation of CFIF III, we now recognize a revolving line of credit with a maximum borrowing amount of $4.5 million.

We hold our excess unrestricted cash in bank accounts with several high-quality financial institutions. We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months; however, there can be no assurance that our current capital position will meet our liquidity needs for such period.

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Equity Financings

Since inception through September 30, 2021, we have raised approximately $29.9 million from the sale of common and convertible preferred stock to third parties and management. The funds received from the issuance of our stock sales have been used for operating expenditures and refinancing our higher interest debt.

Unsecured Corporate Debt

As of September 30, 2021, we have issued and outstanding unsecured promissory notes of $5.4 million with an average outstanding principal balance of $0.1 million, a weighted average interest rate of 10.98%, and maturity dates ranging from January 2021 to December 2021. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term. This outstanding debt resulted in $0.5 million of interest expense for the nine months ended September 30, 2021.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty created by COVID-19 and efforts to contain it has made such estimates more difficult and subjective. Actual results could differ from those estimates, perhaps in adverse ways, and those estimates could be different under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant estimates and judgements used in the preparation of our consolidated financial statements.

Basis of Presentation

The accompanying consolidated financial statements are prepared on an accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of us, our wholly owned and majority-owned subsidiaries, and the consolidated entities that are considered to be a variable interest entity (“VIE”), of which the Company is determined to be the primary beneficiary.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications also did not have any impact on our balance sheet, statement of changes in stockholders’ equity, or statement of cash flows. In addition, during 2021 the Company realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources.

As a result, the prior amounts of the company's VIE's (consolidated funds) have been reclassified and presented separately within assets and liabilities of consolidated funds on the accompanying consolidated balance sheet; revenues and expenses of consolidated funds on the consolidated statement of operations; and consolidated funds activity on the consolidated statement of cash flows for consistency with the current presentation. These consolidated financial statements and related footnotes, including prior year financial information, are presented to better reflect our current business plan. These changes in presentation did not impact total revenues, total expenses, or net loss/income.

Consolidation

The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries, which include VIEs where we are considered the primary beneficiary and voting interest entities (“VOEs”), where we have determined that we have a controlling financial interest, under the “Consolidations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (Topic 810). The equity and net income or loss attributable to noncontrolling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets, statements of operations, and statements of changes in stockholders’ equity. All significant intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

We determine if an entity is a VIE based on several factors, including whether the equity holders, as a group, lack the characteristics of a controlling financial interest. We make judgments regarding which types of activities most significantly impact the entity’s economic performance first on a qualitative analysis, then a quantitative analysis, if necessary.

We analyze any investments in VIEs to determine if we are the primary beneficiary. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE.

Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative analysis focused on identifying which reporting entity has both (i) the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgement.

We consolidate any VIE for which we are the primary beneficiary and disclose significant VIEs of which we are not the primary beneficiary, as well as disclose our maximum exposure to loss related to the VIEs that are consolidated.

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Voting Interest Entities

Entities that do not qualify as VIEs are generally assessed for consolidation as VOEs. For VOEs, we consolidate the entity if we have a controlling financial interest in the entity. We have a controlling financial interest in a VOE if (i) for legal entities other than partnerships, we own a majority voting interest in the entity or, for limited partnerships and similar entities, we own a majority of the entity’s kick-out rights through voting limited partnership interests and (ii) non-controlling shareholders or partners do not hold substantive participating rights, and no other conditions exist that would indicate that we do not control the entity.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, management applies the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. The Company’s revenues primarily consist of fund management and transaction and advisory fees.

Fund Management

Asset Management Fees are generally based on 1.0% - 1.5% of the unreturned capital contributions in a particular fund and include reimbursement for costs incurred on behalf of the fund, including an allocation of certain overhead costs. Asset management fees are recalculated on an annual basis. These customer contracts require the partnership to provide management services, representing a performance obligation that the partnership satisfies over time.

Performance allocations (“carried interest”) are an arrangement in which we are entitled to an allocation of investment returns, generated within the investment funds which we manage, based on a contractual formula. We typically receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from  the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns range from 6% to 12%, typically 6% for common equity or 10-12% for preferred equity, which does not participate in profits. Performance allocations are related to services which have been provided and are recognized when it is determined that they are no longer probable of significant reversal, which is generally satisfied when an underlying fund investment is realized or sold.

Transaction and Advisory Fees

Revenues from contracts with customers includes fixed fee arrangements with its related party affiliates to provide certain associated activities which are ancillary to and generally add value to the assets we manage, such as set up and capital raising services associated with marketing, soliciting, and selling member interests in the affiliated limited partnerships, brokerage services, construction and development management services, loan placement and guarantees. The recognition and measurement of revenue is based on the assessment of individual contract terms. For performance obligations satisfied at a point in time, there are no significant judgments made in evaluating when the customer obtains control of the promised service.

For performance obligations satisfied over time, significant judgment is required to determine how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measurement of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information that is reasonably available to the Company. Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Segment Information

During 2021, the Company realigned our operating segments to better reflect the internal management of our business which reflects a strategic shift in our operating strategies based upon our ability to generate fee earning capital and related ancillary fees for services which enhance the value of our managed investment funds. The Company’s operations are organized into three operating segments which constitute three reportable segments based on similarities with both their qualitative and economic characteristics. The Company’s chief operating decision maker uses total revenue, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operations. Under this revised structure, the Company’s operations are now organized into three reportable segments for management and financial reporting purposes, Fund Management, Development and Brokerage.

Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The Company’s chief operating decision maker no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds.

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The non-reportable segments include certain business activities which do not meet the requirement to be a reportable segment because they are immaterial. These activities represent the operating activity of our single-family assets which involve both the sale and rental of real estate assets. In addition, the Company has not and does not allocate its assets or liabilities specifically to the operating segments and the Company’s chief operating decision maker does not review assets or liabilities by segment to make operating decisions. Assets, liabilities and corporate expenses are recorded at the legal entity level, which is not consistent to the operating segment and is therefore not reported by segment.

Accounting Policies of Consolidated Funds

Accounting for Real Estate Investments

Upon the acquisition of real estate properties, a determination is made as to whether the acquisition meets the criteria to be accounted for as an asset acquisition or a business combination. The determination is primarily based on whether the assets acquired, and liabilities assumed meet the definition of a business. The determination of whether the assets acquired, and liabilities assumed meet the definition of a business includes a single or similar asset threshold. In applying the single or similar asset threshold, if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired, and liabilities assumed are not considered a business. Most of our acquisitions meet the single or similar asset threshold, due to the fact that substantially all the fair value of the gross assets acquired is attributable to the real estate assets acquired.

Acquired real estate properties accounted for as asset acquisitions are recorded at cost, including acquisition and closing costs. The consolidated funds allocate the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Our consolidated funds determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, using a combination of internal valuation techniques that consider comparable market transactions, replacement costs and other available information and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition. We determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using a combination of internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition.

If a transaction is determined to be a business combination, the assets acquired, liabilities assumed, and any identified intangibles are recorded at their estimated fair values on the transaction date, and transaction costs are expensed in the period incurred.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, our consolidated funds apply the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. Our consolidated funds’ revenues primarily consist of hospitality revenues and rental income.

Consolidated Fund Expenses

Consolidated fund expenses consist primarily of costs, expenses and fees that are incurred by, or arise out of the operation and activities of or otherwise related to, our consolidated funds, including, without limitation, operating costs, depreciation and amortization, interest expense on debt held by our consolidated funds, gain on disposition of real estate assets, insurance expenses, professional fees and other costs associated with administering and supporting those funds.

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Recently Issued Accounting Pronouncements

See Note 2 – Summary of Significant Accounting Policies in the notes to our accompanying consolidated financial statements for a discussion of recently issued accounting pronouncements.

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BUSINESS

General

Caliber is a leading vertically integrated asset management firm, whose primary goal is to enhance the wealth of investors seeking to make investments in middle-market assets. As of September 30, 2021, we had total assets under management, as defined hereunder, “AUM”, with a fair value of approximately $438 million. “Assets Under Management” refers to those assets we manage and from which we derive management fees, performance revenues and other fees and expense reimbursements. We build wealth for our investor clients by creating, managing, and servicing proprietary products including middle-market investment funds, private syndications, and direct investments. Our funds include investment vehicles focused on real estate, private equity, and debt facilities. We earn asset management fees calculated as a percentage of managed capital in our Funds and Offerings. We market our services through direct sales to private investors, marketing to investment advisers, and in-house client services. Our internal marketing team includes public and government relations.

We believe that we offer investors an attractive balance of risk-adjusted returns utilizing (i) our investment approach through structured offerings and ease of ownership, (ii) our pipeline of investments opportunities, primarily projects that range in value between $5 million-$50 million, and (iii) our integrated execution and processing platform. Our investment strategy leverages the local market intelligence and real-time data we gain from our operations to evaluate current investments, generate proprietary transaction flow, and implement various asset management strategies.

While we primarily act as an alternative asset manager, our business model also offers a full suite of support services and a vertically integrated approach to investment management. Our asset management activities are complemented with transaction and advisory services including development and construction management, acquisition and disposition expertise, and capital formation, which we believe differentiate us from other asset management firms. We believe our model allows us to reduce operating costs, acquire attractive projects, and deliver services to our funds to bolster net returns to investors.

Assets Under Management. AUM refers to the assets we manage or sponsor. We monitor three types of information with regard to our AUM:

i.	Capital AUM – we define this as the total debt and equity capital raised from accredited investors in our funds at any point in time. We use this information to monitor, among other things, the amount of ‘preferred return’ that would be paid at the time of a distribution. As our asset management fees are based on a percentage of capital raised, Capital AUM provides relevant data points for management to further calculate and predict future earnings.

ii.	Fair Value (“FV”) AUM – we define this is as the aggregate fair value of the real estate assets we manage. We value these assets quarterly to help make sale and hold decisions and to evaluate whether an existing asset would benefit from refinancing or recapitalization. This also gives us insight into the value of our carried interest at any point in time. We also utilize FV AUM to predict the percentage of our portfolio which may need development services in a given year, fund management services (such as refinance), and brokerage services. As we control the decision to hire for these services, our service income is generally predictable based upon our current portfolio AUM and our expectations for AUM growth in the year forecasted.

iii.	Book Value (“BV”) AUM – we define this is as the aggregate carrying value of the real estate assets we manage.

Business Segments

Our operations are organized into three reportable segments for management and financial reporting purposes: Fund Management, Development, and Brokerage.

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Fund Management — This segment represents our fund management activities along with back office and corporate support functions including accounting and human resources. It also includes the activities associated with Caliber Securities, LLC (“Caliber Securities”), a wholly-owned Arizona registered issuer-dealer, which generates fees from capital raising. We act as an external manager of our funds, which have diversified investment objectives. In addition, it includes the activities of Caliber Services, LLC and its subsidiaries, (“Caliber Services”), who acts as manager of the funds. We earn fund management fees for services rendered to each of the funds by Caliber Services as follows:

•	Asset Management Fee. We receive an annual asset management fee equal to 1.0% - 1.5% of the non-affiliated capital contributions related to the ongoing management of the assets owned by the fund and the overall fund administration. The management fees are payable regularly, generally monthly, pursuant to our management agreement with each fund.

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Carried Interest. We are entitled to an allocation of the income allocable to the limited partners or members of each fund for returns above accumulated and unpaid priority preferred returns and repayment of preferred capital contributions (the “Hurdle Rate”). Income earned with respect to our carried interest is recorded as Performance Allocations. Performance Allocations are an important element of our business and has historically accounted for a material portion of our revenues.

We typically receive a carried interest of 20% - 35%, depending on the fund, of all cash distributions from (i) the operating cash flow of each fund above the Hurdle Rate and (ii) the cash flow resulting from the sale or refinancing of any investments held by our funds after payment of the related fund’s investors unpaid priority preferred returns and Hurdle Rate. Our funds’ preferred returns range from 6% - 12%.

•	Financing Fee. We earn a fee upon the closing of a loan by our investment funds with a third-party lender. This fee does not exceed 1% of the total loan and will not exceed 3% of the total loan after considering all other origination fees charged by lenders and brokers involved in the transaction. Financing fees are recorded under Transaction and Advisory Fees.

•	Set-Up Fee. We charge an initial one-time fee related to the initial formation, administration and set-up of the applicable fund. Set-up fees can be flat fees or a percentage of capital raised, typically 1.5% of capital raised or less. These fees are also known as Organizational and Offering expenses and are recorded under Transaction and Advisory Fees.

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Capital Formation Fee. Through Caliber Securities, we earn non-affiliated fees from raising capital for our funds. Our contracts with our funds are typically fixed fee arrangements which approximate no more than 3.5% on capital raised. These fees are recorded under Transaction and Advisory Fees.

Based on the contractual terms of the relevant funds we manage, in addition to the fees noted above, Caliber is entitled to be reimbursed its expenses, that are not to exceed non-affiliated third-party costs, related to services provided to the funds.

Development — This segment represents our activities associated with managing and supervising third party general contractors in the remodeling, refurbishing and ground-up construction of the properties owned by our funds. Revenues generated by this segment are generally based on 4% of the total expected costs of the project. Caliber Development, LLC (“Caliber Development”), a wholly-owned subsidiary of Caliber Services, acts as either the construction or development manager on our funds’ projects.

Brokerage — This segment is involved in the buying and selling of all our funds’ assets. During the nine months ended September 30, 2021 and 2020, our brokerage segment completed approximately $47.9 million and $4.8 million in transactions generating approximately $0.9 million and $0.5 million of brokerage fees, respectively.

Structure of Funds

We are focused on enhancing wealth for our clients by providing access to high quality alternative investments. We believe that capital organized privately into structured funds offers investors an attractive balance of risk-adjusted return and investment performance. By allowing investors, who may not otherwise be able to purchase a large asset, to participate with a minimum investment as low as $35,000, we provide a variety of alternative investments, including typical real estate investment solutions for investors to access through sophisticated strategies and assets that they may not otherwise have.

Our funds are typically structured as limited partnerships or limited liability companies which have a specified period during which clients can subscribe for limited partnership units or membership interests in the funds. Once the client is admitted as limited partner or member, that client generally cannot withdraw their investment and may be required to contribute additional capital if called by the general partner or managing member. These funds can have a single investment purpose or the ability to invest in a broad range of asset types. As funds liquidate their investments, they typically distribute the proceeds to the funds’ investors, however, and in particular with our multi-asset funds, the funds have the ability to retain the proceeds to make additional investments.

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Investment Process and Risk Management

We maintain a rigorous investment process across all our funds. Each fund has investment policies and procedures that generally contain investment parameters and requirements, such as limitations relating to the types of assets, industries or geographic regions in which the fund will invest. An investment committee reviews and evaluates investment opportunities in a framework that includes a qualitative and quantitative assessment of the key opportunities and risks of investments.

Our investment professionals are responsible for the full life cycle of an investment, from evaluation, through execution, to exit. Investment professionals generally submit investment opportunities for review and approval by the investment committee. The investment committee is comprised of executives and senior leaders. When evaluating investment opportunities, the investment committees may consider, without limitation and depending on the nature of the investment and its strategy, the quality of the asset in which the fund proposes to invest, likely exit strategies, factors that could reduce the value of the asset at exit, and a range of economic and interest rate environments, macroeconomic trends in the relevant geographic region or industry and the quality of the asset’s business operations. Our investment committee also incorporates, to the extent appropriate, environmental, social and governance (“ESG”) factors into the investment decision-making process.

Existing investments are reviewed and monitored on a regular basis by investment and asset management professionals. In addition, our investment professionals and asset managers work directly with our portfolio companies’ directors, executives and managers to drive operational efficiencies and growth.

Capital Invested In and Alongside Our Investment Funds

To further align our interests with those of investors in our investment funds, we have invested our own capital and that of certain of our personnel in the investment funds we sponsor and manage. Minimum general partner capital commitments to our investment funds are determined separately with respect to each of our investment funds and, generally, are less than 5% of the limited partner commitments of any particular fund. We determine whether to make general partner capital commitments to our funds in excess of the minimum required commitments based on, among other things, our anticipated liquidity, working capital and other capital needs.

Investors in many of our funds also receive the opportunity to make additional “co-investments” with the investment funds. Our employees, as well as Caliber itself, also have the opportunity to make investments, in or alongside our funds and other vehicles we manage, in some instances without being subject to management fees, carried interest or incentive fees. In certain cases, limited partner investors may pay additional management fees or carried interest in connection with such co-investments.

Competition

The asset management industry is intensely competitive, and we expect it to remain so. We compete primarily on a regional, industry and asset basis.

We face competition both in the pursuit of fund investors and investment opportunities. Generally, our competition varies across business lines, geographies, and financial markets. We compete for outside investors based on a variety of factors, including investment performance, investor perception of investment managers’ drive, focus and alignment of interest, quality of service provided to and duration of relationship with investors, business reputation, and the level of fees and expenses charged for services.

We compete for investment opportunities based on a variety of factors, including breadth of market coverage and relationships, access to capital, transaction execution skills, the range of products and services offered, innovation, and price.

We compete with real estate funds, specialized funds, hedge fund sponsors, financial institutions, private equity funds, corporate buyers, and other parties. Many of these competitors are substantially larger and have considerably greater financial, technical, and marketing resources than are available to us. Many of these competitors have similar investment objectives to us, which may create additional competition for investment opportunities. Some of these competitors may also have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities. In addition, some of these competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make. Corporate buyers may be able to achieve synergistic cost savings with regard to an investment that may provide them with a competitive advantage in bidding for an investment.

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The alternative investment industry is highly competitive. Many of our competitors have greater financial resources and a broader market presence than we do. We compete with respect to:

•	Competitive fee structures on our asset management services; and

•	Diversification of our revenue stream across the deal continuum, including advisory and transaction fees which include brokerage fees on buying and selling assets, construction management fees on repositioning assets, and capital formation fees on capital contributed into our funds from third party clients.

Human Capital Management

Caliber’s core principles of accountability, respect, and transparency are at the heart of who we are and how we operate. Our employees are integral to Caliber’s culture of transparency, integrity, professionalism, and excellence. Our team members adhere to these core principles leading to our continued success as an organization. Our professionals have decades of institutional experience in commercial, real estate, capital markets, alternative investments, and mergers and acquisitions. We give our employees the opportunities to develop and encourage them to collaborate to achieve success.

As of September 30, 2021, we had 72 employees. None of our employees are currently covered by a collective bargaining agreement.

Talent Acquisition, Development and Retention

We face intense competition for qualified personnel. We believe the talent of our employees, in association with our rigorous investment process, has supported our growth and investment performance over the past decade. We are focused on hiring, training, and developing the skills and careers of our people. We provide opportunities for growth and development for our team members and support their personal and professional goals in an effort to retain the most talented individuals.

We value diversity and inclusion amongst our team. The opportunities we provide in conjunction with our reputation is what makes us an attractive employer. We seek to retain and incentivize the performance of our employees through our compensation structure. We enter into non-competition and non-solicitation agreements with certain employees.

Compensation and Benefits

Our compensation strategy is designed to attract qualified talent, retain team members, and stay competitive within the talent market. Caliber continually evaluates our compensation structure to ensure it aligns with the market and continues to be an attractive component of joining our team. Compensation includes incentives for individual performance as well as overall company success in meeting goals. We believe these additional incentives encourage team members to perform at a high level.

We provide our team members with robust health and retirement offerings, as well as a variety of quality-of-life benefits, including flexible time-off, an employee assistance program at no cost to the team member, a company match for retirement, tuition reimbursement, and overall support for well-being and family planning resources.

Regulatory and Compliance Matters

Our businesses, as well as the financial services industry generally, are subject to extensive regulation, including periodic examinations, by governmental agencies and self-regulatory organizations or exchanges in the jurisdictions in which we operate relating to, among other things, anti-money laundering laws, and privacy laws with respect to client information, and some of our funds invest in businesses that operate in highly regulated industries. Each of the regulatory bodies with jurisdiction over us oversee many aspects of financial services, including the authority to grant, and in specific circumstances to revoke, permissions to engage in particular activities. Any failure to comply with these rules and regulations could expose us to liability and/or reputational damage. The SEC and various self-regulatory organizations, state securities regulators, and international securities regulators have in recent years increased their regulatory activities, including regulation, examination, and enforcement in respect of asset management firms. Additional legislation, increasing regulatory oversight of fundraising activities, changes in rules promulgated by self-regulatory organizations or exchanges or changes in the interpretation or enforcement of existing laws and rules may directly affect our mode of operation and profitability.

We intend to continue to conduct our operations so that neither we nor any subsidiaries we own nor ones we may establish will be required to register as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”). The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets, or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. If we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as conducted and could have a material adverse effect on our business.

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Beginning in the second quarter of 2020 and continuing through December 31, 2020, Caliber partnered with Patrick Capital Markets, LLC, a FINRA licensed entity, to provide managing broker-dealer services for the private fund offerings the Company is actively marketing. This additional layer of capital infrastructure was designed to support Caliber’s plan to grow an internal licensed sales team distributing our funds directly to both high-net-worth private clients and to institutions, such as registered investment advisers, who service those clients. The fees and costs associated with this arrangement included a managing broker-dealer fee ranging from 0.50% to 0.65% and a sales commission of 1.0%. These corresponding costs are partially offset by a reduction to the fee earned in our Caliber Securities contracts.

Beginning in January 2021, we formally engaged and transitioned our managing broker-dealer relationship to Tobin & Company Securities, LLC, a FINRA licensed entity. Our contract with Tobin provides for a managing broker-dealer fee ranging from 0.70% - 1.00% and a sales commission of 1.00%. These corresponding costs are partially offset by a reduction to the fee earned in our Caliber Securities contracts. Caliber believes its internal licensed sales and support team will enable the Company to bring its securities to market for an all-in cost of 4-5% of capital formed as compared to as much as 15% charged by some of our competitors.

Legal Proceedings

In August 2014, the Company entered into a consulting agreement with Mercadyne Advisors, LLC (“Mercadyne”) and 6831614 Manitoba Ltd. (“Manitoba”) (collectively, the “Consultants”). Per the agreement, the services to be provided by the Consultants were business consulting related services primarily focused on assisting the Company in accessing capital markets and designing, implementing, and completing a public offering. In exchange for the services, the agreement outlined the Consultants’ compensation to include a $25,000 monthly fee paid in cash and a contingently exercisable warrant to purchase a 15.00% equity interest in the Company for an aggregate exercise price of $1,000, exercisable upon the completion of a public offering. The agreement was amended in February 2015, for the purposes of amending the compensation to be a grant of equity rather than a warrant to purchase a 15.00% equity interest in the Company on a fully diluted basis as of the date of the amendment, for a price of $1,000, and to memorialize that all services required to be provided in connection with the agreement had been provided, although a public offering had not been completed. The agreement does not include a stated number of shares of common stock to be issued in exchange for the services provided. In March 2017, the Company and Mercadyne entered into a stock subscription agreement which finalized the number of shares of common stock to be issued to Mercadyne in connection with the consulting agreement and related amendment. The final number of shares issued to Mercadyne in connection with the agreement was 1,325,324. At the time of the settlement our liability was reduced by $1.1 million, with a corresponding increase to stockholders’ equity.

On January 27, 2020, Manitoba, and its President, filed a complaint in Maricopa County Superior Court in the State of Arizona against the Company and each of the members of its Board of Directors claiming among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and fraud in the inducement, in connection with the above equity grant. The complaint seeks damages in the amount of $10.9 million, but in no event less than $8.1 million, treble damages under the argument that the unissued shares are wages under Arizona law, or, alternatively, specific performance that the Company issue Manitoba 2,181,115 shares of Class A common stock, but in no event less than 1,625,324 shares. The complaint also seeks fees, costs, interest and such other relief as the court deems just and proper. At the Company’s urging, a stipulation to place the entire matter into private, binding arbitration before the American Arbitration Association (“AAA”) in accord with the parties’ prior agreement documentation was executed by counsel for the parties.

On March 27, 2020, the Court ordered the parties to AAA arbitration, to be commenced within thirty days of said order. The arbitration commenced and, on May 29, 2020, the respondents submitted their answering statement and counterclaim to the AAA which included the Company’s request to submit a dispositive motion on legal issues on which the Company believed it was likely to succeed as a matter of law. Following a March 29, 2021 initial preliminary hearing conference with the arbitration panel in which the panel approved the Company’s request to submit the dispositive motion, the Company indeed successfully obtained dismissal of four (4) of the alleged claims brought by the prior consultant, including the claim against it for “treble damages”, as well as dismissal of four (4) of the alleged respondent parties, and one of the claimant parties. Caliber recently filed a Motion to Stay the proceedings for lack of jurisdiction based on Manitoba’s continued failure to register to conduct business in Arizona. None of the Company’s counterclaims have been dismissed.

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MANAGEMENT

Directors, Executive Officers and Director Nominees

The Company’s executive officers, directors and director nominees are listed below. The executive officers are full-time employees.

Name	Position	Age
John C. “Chris” Loeffler, II	Chief Executive Officer and Chairman of the Board	36
Jennifer Schrader	President & Chief Operating Officer and Director	39
Jade Leung	Chief Financial Officer	47
Roy Bade	Chief Development Officer	59
John Hartman	Chief Investment Officer	55
William J. Gerber	Director Nominee	63
Christopher Pair Garza	Director Nominee	67
Michael Trzupek	Director Nominee	51

Each of our directors holds office until the next annual meeting of our stockholders or until his/her successor has been elected and qualified, or until his/her death, resignation, or removal. Our executive officers are appointed by our board of directors and hold office until their death, resignation, or removal from office.

All of our executive officers and significant employees work full-time for us. There are no family relationships between any director, executive officer, or significant employee. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal; proceeding, excluding traffic violations and other minor offenses.

Business Experience

The following is a brief overview of the education and business experience of each of our directors, executive officers and director nominees during at least the past five years, including their principal occupations or employment during the period, the name and principal business of the organization by which they were employed:

John C. “Chris” Loeffler, II, Chief Executive Officer

Chris Loeffler is the CEO and Co-Founder of Caliber and serves as Chairman of the Company’s Board of Directors. As CEO, Chris directs and executes global strategy, oversees investments and fund management, and contributes to private and public capital formation. As a Co-Founder Chris took an early role forming the Company’s financial and operational infrastructure and navigating the vertical integration of all real estate and investment services.

Prior to forming Caliber, Chris served as a Senior Associate in the audit and assurance practice for PwC in Phoenix, Arizona, completing public company audits, developing control systems, and completing several acquisition or sale transactions. Some of Chris’ clients included Honeywell International, Inc., CSK Auto Inc., Verizon Communications, Inc., Republic Services, Inc., Car Wash Partners, Inc., and the Arizona Diamondbacks.

Chris earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo. Chris also attended Universidad Complutense de Madrid (University of Madrid) in Madrid, Spain. In addition, Chris is a Board Director for Qwick, Inc., a venture-funded hospitality staffing marketplace.

Jennifer Schrader, President & Chief Operating Officer

Jennifer Schrader is the President, COO and Co-Founder of Caliber and serves on the Company’s Board of Directors. Jennifer directly oversees all Caliber asset management activities including the execution of each investment’s business plan and the management of the real estate services delivered by Caliber or third-party vendors to Caliber’s assets. In addition, Jennifer oversees daily operations at Caliber and manages talent development and resource management. Previously, Jennifer held the Designated Broker position with Caliber Realty Group, LLC from 2013 through 2015. She maintains her Arizona real estate license, current, as Associate Broker.

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Prior to forming Caliber, Jennifer was the Managing Partner of First United Equites, LLC, a Michigan business focused on acquiring, renovating and selling homes for profit. Jennifer obtained her real estate license in Michigan in 2005 and was a top performer within Keller Williams Commerce Market Center.

Jennifer attended Lawrence Technological University in Michigan where she studied architecture and interior architecture. She possesses a Real Estate Broker’s license from the Arizona School of Real Estate and Business. Jennifer serves on the Colangelo College of Business Advisory Board for Grand Canyon University in Phoenix, Arizona.

Jade Leung, Chief Financial Officer

Jade Leung is Caliber’s CFO and corporate secretary. As CFO, Jade oversees all aspects of accounting and controllership, financial planning and analysis, tax, financial reporting, and treasury functions at Caliber. Jade is also responsible for the strategic direction of Caliber’s information technology and data security initiatives.

Before being named CFO in April 2017, Jade was Caliber’s Vice President of Finance and was responsible for managing and streamlining the Company’s accounting and compliance functions across all divisions and functions. In August 2016, he was also named the Chief Compliance Officer for the Company’s Arizona issuer-dealer, Caliber Securities, LLC, which established a new revenue stream for the Caliber group of companies.

Prior to joining Caliber, Jade spent 12 years with PwC, most recently as Senior Manager in audit and assurance services in Los Angeles, CA where he managed audit and accounting advisory services for some of PwC’s largest Fortune 500 companies in the United States, Canada, and Japan. Notably, Jade participated in over $1 billion dollars of public market transactions and financing arrangements for companies including First Solar, Inc., American Express Company, Mitsubishi UFJ Financial Group, and Rural/Metro Corporation.

Jade earned an accounting degree from Ryerson University and Bachelor of Arts degree in Psychology from the University of British Columbia. Jade holds an active CPA license in the states of Arizona and Maine.

Roy Bade, Chief Development Officer

Roy Bade is the Chief Development Officer (“CDO”) of Caliber. Roy is responsible for managing real estate service lines provided by Caliber’s vertically integrated group of operating businesses. His four areas of responsibility include vertical and horizontal real estate development, construction, acquisitions, and project financing.

Before being named CDO in November 2019, Roy joined Caliber in 2014 as Fund Manager and was quickly promoted to Executive Vice President and Fund Manager. He was responsible for maximizing returns on existing properties and managing Caliber’s development and construction activity.

For nearly 30 years prior to joining Caliber, Roy acted as the principal and managing partner of two businesses, Bade Commercial Services Inc and BCS Development Group, LLC, which included development, construction, and property management of commercial, retail and industrial properties throughout Phoenix, Arizona. During this time, Roy developed, constructed and owned over 750,000 square feet of property.

Roy graduated from Washington State University with a Bachelor of Science in Business Information Systems, holds a Commercial General Contractor’s license, and holds an Arizona Real Estate Broker’s license.

John Hartman, Chief Investment Officer

John Hartman is Caliber’s CIO. As CIO, John is responsible for all of Caliber’s private funds, private syndications, and public products such as REIT’s and DST’s. John joined Caliber in December of 2020 as a consultant and was then hired to fill the role of Executive Vice President and CIO. Most recently he was a Managing Director and equity partner of Republic Capital Partners, a commercial real estate merchant bank, where he oversaw the investor marketing and capital formation activities, including deal sourcing and negotiation. Prior to that, he was Chief Executive Officer and a member of the board of directors of Gadsden Properties, a publicly traded real estate company. Prior to joining Gadsden, Mr. Hartman was CEO of Landwin Realty Trust, a REIT created out of the merger of several private equity real estate funds.

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John also served as a Managing Director of Astrum Investment Management; a $50 million private equity real estate fund focused on C-credit middle-market industrial sale/leasebacks. Earlier in his career, Mr. Hartman held the position of Chief Financial Officer for Global Facilities Development, a national commercial real estate development and site selection company, focused on historical rehabilitations for high-tech reuse, primarily data centers. He has also served as President and CEO of Silverado Financial (SLVO), a publicly traded real estate finance company. Mr. Hartman has held leadership roles at private and public real estate firms including institutionally backed private equity real estate funds, where he managed capital formation, due diligence, underwriting, and acquisitions. Mr. Hartman has acquired/developed over $2B in commercial real estate. Mr. Hartman holds a bachelor’s degree from San Jose State University and an MBA from California Coast University. Mr. Hartman is a licensed real estate broker in Arizona.

William J. Gerber, Director Nominee

William J. Gerber will become a member of the Board of Directors of Caliber on the effective date of this offering. Mr. Gerber has been a member of our Advisory Board since April 2019. Mr. Gerber served as Chief Financial Officer of TD Ameritrade Holding Corporation (Nasdaq: AMTD) (“TD Ameritrade”), a provider of securities brokerage services and related technology-based financial services to retail investors, traders and independent registered investment advisors, from October 2006 to October 2015 and has extensive financial experience. In May 2007, he was named Executive Vice President of TD Ameritrade. In his role as Chief Financial Officer, he oversaw investor relations, business development, certain treasury functions and finance operations, including accounting, business planning and forecasting, external and internal reporting, tax and competitive intelligence. From May 1999 until October 2006, he served as the Managing Director of Finance at TD Ameritrade, during which time he played a significant role in evaluating merger and acquisition opportunities.

Prior to joining TD Ameritrade, he served as Vice President of Acceptance Insurance Companies, Inc., where he was responsible for all aspects of mergers and acquisitions, investment banking activity, banking relationships, investor communications and portfolio management. Prior to joining Acceptance, Mr. Gerber spent eight years with Coopers & Lybrand, now known as PwC, serving as an audit manager primarily focusing on public company clients.

Mr. Gerber was named to Institutional Investor Magazine’s All-America Executive Team as one of the top three CFOs in the Brokerage, Asset Managers and Exchanges category (2012 and 2013). He was also named a member of the CNBC CFO Council (2013 and 2014). Since January 2017, he has served on the Board of Directors of Northwestern Mutual Series Fund, a mutual fund company. He has also served on the Board of Directors of the U.S. holding company for the Royal Bank of Canada since July 2016 and Streck, Inc., a privately held company, since March 2015. In addition, he serves on the Boys Town National Board of Trustees. Mr. Gerber holds a B.B.A. in Accounting from the University of Michigan. Mr. Gerber holds a CPA license in the state of Michigan.

Christopher Pair Garza, Director Nominee

Christopher Pair will become a member of the Board of Directors of Caliber on the effective date of this offering. Mr. Pair has been a member of our Advisory Board since May 2019. Mr. Pair currently serves as President of MD Nutrition PBC, a Consulting, Management, Advisory firm. Prior to this he was with Plexus Worldwide as President of Operations and International. In this role, he oversaw the Company’s distribution, manufacturing, logistics, finance and accounting departments, information technology department, legal, compliance, quality, international and project management department.

Previously, Mr. Pair was both President and Chief Executive Officer of Herbalife Nutrition, the $5 billion Public/Global Nutrition/Personal Care Company. Before becoming CEO, Mr. Pair’s primary responsibility as EVP/COO was international expansion. He personally established operations in 35 countries on 5 continents with typical operating profit within six months. In addition, he managed all aspects of global business operations, including distribution, regulatory compliance, building Shanghai manufacturing facilities, buying raw materials, establishing sales and marketing campaigns, managing inventory and product development. He is recognized as an expert in international network marketing and direct sales.

Since the successful sale of Herbalife to Whitney and Company, Mr. Pair has also been the President of Cynergy Partners, Inc., a Consulting Company he founded. The Company specializes in the consumer product, network marketing, and international expansion elements of the global business community; and has completed a number of successful assignments.

Mr. Pair is also the former Vice-Chairman and a Director of The Direct Selling Association, as well as a former Director of the Consumer Health Products Association. Mr. Pair holds a Master of Business Administration and a Bachelor of Science in Business Administration from the University of Redlands.

Michael Trzupek, Director Nominee

Michael Trzupek will become a member of the Board of Directors of Caliber on the effective date of this offering. Mr. Trzupek has been a member of our Advisory Board since May 2019. Mr. Trzupek is the Chief Financial Officer of Core Scientific, one of the largest digital asset mining infrastructure providers in North America.

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Prior to joining Core Scientific, Mr. Trzupek served as the Chief Financial Officer of Premera Blue Cross, Washington’s leading health plan. Mr. Trzupek oversees accounting, financial planning and analysis, investment and treasury. Prior to joining Premera Blue Cross, Mr. Trzupek served as Group Vice President for Providence St. Joseph Health System, executing finance functions, strategic planning and budgeting, as well as the evaluation of affiliations, acquisitions and strategic investments. Prior to Providence St. Joseph Health System, he was a Corporate Finance General Manager at Microsoft, focused on business planning for the Company’s hardware products, including Xbox and Surface. Mr. Trzupek began his financial career at Intel.

Mr. Trzupek received his Master of Business Administration from the University of Chicago. He is a member of the Board of Directors at the Seattle Aquarium, as well as a former Advisory Board member for eCapital Advisors.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the effectiveness of the registration statement of which this prospectus is a part. The board of directors may also establish other committees from time to time to assist our company and the board of directors. Upon the effectiveness of the registration statement of which this prospectus is a part, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq Capital Market and SEC rules and regulations, if applicable. Upon our listing on the Nasdaq Capital Market, our committees’ charters will be available on our website at www.caliberco.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this prospectus.

Audit committee

Our audit committee will consist of William J. Gerber, Christopher Pair Garza, and Michael Trzupek. Our board of directors has determined that each William J. Gerber, Christopher Pair Garza, and Michael Trzupek satisfies the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee will be _________, who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The principal duties and responsibilities of our audit committee will include, among other things:

appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

reviewing quarterly earnings releases.

Compensation committee

Our compensation committee will consist of William J. Gerber, Christopher Pair Garza, and Michael Trzupek. The chair of our compensation committee will be Mr. Pair Garza. Our board of directors has determined that each of William J. Gerber, Christopher Pair Garza, and Michael Trzupek is independent under Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The principal duties and responsibilities of our compensation committee will include, among other things:

·

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation: (i) recommending to the board of directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

·	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

·	reviewing and establishing our overall management compensation, philosophy, and policy;

·	overseeing and administering our compensation and similar plans;

·

reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE rules;

·	retaining and approving the compensation of any compensation advisors;

·	reviewing and approving our policies and procedures for the grant of equity-based awards;

·	reviewing and recommending to the board of directors the compensation of our directors; and

·	preparing the compensation committee report required by SEC rules, if and when required, to be included in our annual proxy statement.

Nominating and corporate governance committee

Our nominating and corporate governance committee will consist of William J. Gerber, Christopher Pair Garza, and Michael Trzupek. The chair of our nominating and corporate governance committee will be Mr. Gerber. Our board of directors has determined that each of William J. Gerber, Christopher Pair Garza, and Michael Trzupek is independent under Nasdaq listing standards.

The nominating and corporate governance committee’s responsibilities include, among other things:

·	developing and recommending to the board of directors’ criteria for board and committee membership;

·	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

·	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

·	identifying individuals qualified to become members of the board of directors;

·	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

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·	reviewing and recommending to the board of directors’ appropriate corporate governance guidelines; and

·	overseeing the evaluation of our board of directors.

Corporate governance

Prior to the effectiveness of the registration statement of which this prospectus is a part, we will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of this code will be posted on the Corporate Governance section of our website, which is located at www.caliberco.com. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

Compensation of Directors and Executive Officers

Compensation of our Executive officers for the fiscal years ended December 31, 2020 and December 31, 2019 was as follows:

		2020				2019
Name	Position	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Chris Loeffler	Chief Executive Officer/Co-Founder	254,690	83,750	10,939	349,379	258,745	161,005	15,608	435,358
Jennifer Schrader	President and Chief Operating Officer/ Co-Founder	254,690	83,750	10,939	349,379	258,745	161,005	17,109	436,859
Jade Leung	Chief Financial Officer	230,993	150,900	6,883	388,776	234,760	77,255	11,587	323,602
Roy Bade	Chief Development Officer	230,993	-	6,883	237,876	234,760	171,155	10,447	416,362

(1)	The amounts reported in this column reflect the annual cash bonus payments made for performance.

(2)	The amounts reported in this column represent employer 401(k) contributions.

Director Compensation

The compensation for the independent board members will consist of:

(i)	an annual sum of $50,000; and

(ii)	stock options of 25,000 shares of the Company’s common stock granted under the Company’s 2017 Incentive Stock Plan. See “2017 Incentive Stock Plan” below for more detail.

Employment Agreements

We have employment agreements with each of Chris Loeffler, our CEO and co-founder, Jennifer Schrader, our President, COO, and co-founder, Jade Leung, our CFO and Roy Bade, our CDO. The agreements provide for at-will employment and set forth each officer’s initial equity or stock option grant amounts and eligibility for employee benefits consistent with the terms included in the tables above. In addition, the agreements provide an auto allowance equal to $19,500 per year and severance equal to 12 months of salary upon termination without cause or voluntary resignation for good reason.

Other than the employment agreements described above, we have not entered into any arrangements providing for payments or benefits in connection with the resignation, severance, retirement or other termination of any of our named executive officers, changes in their compensation or a change in control.

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2017 Incentive Stock Plan

We have adopted a 2017 Incentive Stock Plan (the “Plan”). An aggregate of 5,000,000 shares of our common stock is reserved for issuance and available for awards under the Plan, including incentive stock options granted under the Plan. In December 2021 the Plan was amended and restated to increase the number of shares of our common stock reserved for issuance to 10,000,000 aggregate shares. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates. As of December 31, 2020 and 2019, options representing 3,012,702 and 3,697,322 shares have been awarded and are outstanding under the Plan, respectively.

The Plan shall be initially administered by the Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, nonqualified stock options, restricted shares of common stock and restricted stock units.

Stock Options. The Plan administrator may grant to a participant options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Plan administrator. The exercise price for stock options will be determined by the Plan administrator in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of our company’s common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the Plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the Plan administrator (including one or more forms of “cashless” or “net” exercise).

Restricted Shares and Restricted Units. The Plan administrator may award to a participant shares of common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period.

Key Man Insurance

We own key man life insurance policies in the amounts of $15.6 million for Mr. Loeffler and Ms. Schrader, respectively. If Mr. Loeffler were to pass away, the proceeds of the key man policy could be utilized by his surviving spouse as a source of cash to require Caliber to acquire all or part of Mr. Loeffler’s stock holdings and place them back into Caliber’s treasury, with the proceeds being forwarded to Mr. Loeffler’s estate. Mr. Loeffler’s surviving spouse would have discretion in deciding to utilize the funds for this purpose. The funds could also be utilized to offset the cost of finding and recruiting a new CEO. If Ms. Schrader were to pass away, the proceeds of that policy would be required to be utilized by the Company as a source of cash to acquire all or part of her stock holdings to be placed in Caliber’s treasury with the proceeds being paid to Ms. Schrader’s estate. Part of the proceeds may also be utilized to offset the cost of sourcing and recruiting a replacement executive leader for Ms. Schrader.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of _____, 2021 by:

·	each named executive officer;
·	each of our directors and director nominees;
·	our directors, director nominees and executive officers as a group; and
·	each person or entity known by us to own beneficially more than 5% of our Class A common stock and Class B common stock (by number or by voting power).

in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on ______ shares of Class A common stock and ______ shares of Class B common stock outstanding as of _______, 2021, Applicable percentage ownership after the offering is based on (1) ______shares of Class A common stock and (2) ______shares of Class B common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of _____, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o CaliberCos Inc. 8901 E. Mountain View Rd., Ste 150, Scottsdale, Arizona 85258.

	Beneficial Ownership Before the Offering (1)								Beneficial Ownership After the Offering
Name of	Class A Common Stock			Class B Common Stock			% of Total Voting Power Before the		Class A Common Stock	Class B Common Stock		% of Total Voting Power After the
Beneficial Owner	Shares		%	Shares		%	Offering (2)%		Shares	%	Shares	Offering†
Directors, Director Nominees and Named Executive Officers:
Jennifer Schrader (3)	—		—	6,239,846		50.02%	44.46	%(4)
John C. Loeffler, II	—		—	6,234,846	(10)	49.98%	44.42	%(4)
Roy Bade	868,854	(5)	5.57%	—		—	*
Jade Leung	750,000	(6)	4.16%	—		—	*
Directors and Executive Officers as a Group (4 Persons)	1,518,854	(7)	9.73%	12,474,692		100%	89.96	%(4)

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5% Beneficial Owners:
Donnie Schrader (3)(8)(9)	6,013,346	39.22%	-	-	4.36%	—	—	%

(1)	Applicable percentage ownership is based on 15,610,097 shares of Class A Common Stock and 12,474,692 shares of Class B Common Stock outstanding as of December 31, 2020. Does not give effect to (i) the conversion of shares of Series A Preferred Stock to Class A Common Stock, (ii) the conversion of convertible debt securities into Class A Common Stock or (iii) the possible issuance of shares of Class A Common Stock further to the Consultant Dispute. None of the named executive officers and directors or Donnie Schrader beneficially own any shares of Series A Preferred Stock or convertible debt securities. In addition, no holder of convertible debt would become a beneficial owner of 5% or more of the Company’s Class A Common Stock should any such holder convert all convertible debt held by such holder within 60 days of the date of the Reg A+ offering.

(2)	Percentage total voting power represents voting power with respect to all shares of our Class A Common Stock and Class B Common Stock, as a single class. Each holder of Class B Common Stock shall be entitled to ten votes per share of Class B Common Stock and each holder of Class A Common Stock shall be entitled to one vote per share of Class A Common Stock on all matters submitted to our stockholders for a vote. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law. The Class B Common Stock is convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. Approximately $7.8 million of the Reg A+ offering proceeds will be used to redeem shares of Class A Common Stock held by our executive management team and a significant beneficial owner on a pro rata basis. The per share price of the shares to be so redeemed is equal to the per share price of the shares of Series B Preferred Stock offered. Management believes the repurchase price represents the fair market value of the shares to be so redeemed. No shares shall be redeemed until an aggregate of $5.0 million of shares offered pursuant to the Reg A+ offering have been purchased and after an aggregate of $25.0 million of shares offered pursuant to the Reg A+ offering have been purchased, no additional shares of Class A Common Stock held by such persons shall be redeemed. In connection therewith, an applicable number of shares of Class B Common Stock held by members of our executive management team will convert on a one-for-one basis into shares of Class A Common Stock to be so redeemed.

(3)	Jennifer and Donnie Schrader are married, and each disclaims beneficial ownership over the other’s stock holdings.

(4)	If all shares are redeemed by the Company as described in footnote (2) above, 623,985 shares would be redeemed from Jennifer Shrader and thereafter she would beneficially own 5,615,861 shares of Class B Common Stock, representing 40.01% of the total voting power of the Company, 623,485 shares would be redeemed from John C. Loffler, II and thereafter he would beneficially own 5,611,361 shares of Class B Common Stock representing 39.98% of the total voting power of the Company and Directors and Executive Officers as a group would own shares representing 79.99% of the total voting power of the Company.

(5)	Includes 750,000 stock options vested as of and exercisable within 60 days of September 30, 2021. If all shares are redeemed by us as described in footnote (2) above, 86,885 shares would be redeemed from Roy Bade and thereafter he would beneficially own 781,969 shares of Class A Common Stock.

(6)

Represents vested stock options and options exercisable within 60 days of September 30, 2021. If all shares are redeemed by us as described in footnote (2) above, 65,000 shares would be redeemed from Jade Leung and thereafter he would beneficially own 585,000 shares of Class A Common Stock.

(7)	Includes 1,400,000 vested stock options and option exercisable within 60 days of September 30, 2021.

(8)	In September 2018, we agreed to repurchase all 6,239,846 shares (“Buyback Program”) owned by Donnie Schrader for $2.70 per share of common stock in exchange for an amendment to his shareholder voting rights and other company protections. Among other things, the Buyback Program is terminated when the Company completes an initial public offering and is listed on a national exchange. The shares are being reacquired at various amounts ranging from 6,000 to 10,000 units on a monthly basis until such time as we have satisfied the termination conditions or until all of the shares have been reacquired, which could be in 2075. As of December 31, 2020, an aggregate of 226,500 shares had been repurchased by the Company. Notwithstanding the terms of the Buyback Program, the Company has agreed to redeem up to an aggregate of 613,085 shares subject to monthly repurchase further to the Buyback Program at a price of $4.00 per share as referenced below under “Repurchase and Redemption of Shares”. By way of example only, if (i) two months have elapsed from the date of the offering circular, (ii) the Company has sold an aggregate of $25.0 million of Series B Preferred further of the offering circular and (iii) the Company has not completed its initial public offering and its stock is not listed on a national exchange, 613,085 shares held by Donnie Schrader would be redeemed by the Company at a price of $4.00 per share as referenced below under “Repurchase and Redemption of Shares” and 12,000 shares would be repurchased at a price of $2.70 per share further to the terms of the Buyback Program (6,000 shares per month for two months).

(9)	Represents remaining common stock as of December 31, 2020. If all shares are redeemed by the Company as described in footnote (2) above, 613,085 would be redeemed from Donnie Schrader and thereafter, as of December 31, 2020, he would beneficially own 5,509,261 shares of Class A Common Stock.

(10)	Includes 3,117,423 shares held in The C LO 2021 Irrevocable Trust under agreement to which John C. Loeffler is trustee.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Notes Receivable – Related Parties

Notes Receivable – Related Parties of consolidated funds

The Company, through its consolidated VIEs, entered into unsecured promissory notes with related parties. The notes mature on various dates through May 2022 and have interest rates of 12.00% per annum. No payments are required prior to the maturity of the notes. The notes may be prepaid in whole, or in part, without penalty. During the nine months ended September 30, 2021 and 2020, the Company earned approximately $1.5 million and $0.7 million, respectively, of interest in connection with the notes. No interest was due at September 30, 2021 and December 31, 2020, respectively As of September 30, 2021 and December 31, 2020, the outstanding principal balance on the notes were $18.1 million and $14.6 million, respectively

Fund Management

We manage multiple private equity real estate funds. In general, the Company generates the following Fund Management revenues:

•	Asset Management Fees – We receive an annual asset management fee equal to 1.0% - 1.5% of all the non-affiliate capital contributions related to the ongoing management owned by the fund and the overall fund administration. We are also entitled to receive reimbursement for certain expenses incurred or paid on behalf of the fund, which may include an allocation of certain administrative and overhead costs. During nine months ended September 30, 2021 and 2020, we earned $1.7 million and $2.1 million, respectively, of asset management fees from related parties.

•	Performance allocations – We are entitled to an allocation of the income otherwise allocable to the limited partners/members of the funds we manage, commonly referred to as carried interest. Generally we receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns typically range from 6% for common equity to 10-12% for preferred equity, which does not participate in profits. During the nine months ended September 30, 2021 and 2020, we earned $0.4 million, respectively, of performance allocations from related parties.

•	Transaction and Advisory Fees – We receive fees for services primarily relating to the marketing, offering, registering, and selling of equity and debt instruments of the affiliates (collectively, “Capital Raise Fees”), loan placement and guarantee fees. During the nine months ended September 30, 2021, and 2020, we earned $1.3 million and $0.5 million, respectively, of transaction and advisory fees from related parties.

As of September 30, 2021 and December 31, 2020, amounts due to the Company from related parties for fund management services was $0.8 million and $0.9 million, respectively.

Development

We provide development related management services to affiliates and third parties, which include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services.

During the nine months ended September 30, 2021 and 2020, we recognized $0.9 million and $2.8 million, respectively, of development revenue from related parties. As of September 30, 2021 and December 31, 2020, amounts due to the Company from related parties for development services were $0 and $0.1 million, respectively.

Brokerage

We provide real estate brokerage services related to the purchase and sale of residential and commercial properties owned by the funds which we manage. During the nine months ended September 30, 2021 and 2020, we recognized $0.9 million and $0.5 million, respectively, of brokerage commission revenue from related parties. No amounts were due to us for brokerage commissions at September 30, 2021 or December 31, 2020.

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Notes Payable – Related Parties

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. In addition, the Company has a related party unsecured promissory note with a former member of the Company’s executive management team.

The following table summarizes the notes payable – related parties as of September 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable - Related Parties	September 30, 2021	December 31, 2020	Interest Rate	Maturity Date
Former Management	$50	$95	N/A	December 2023
Caliber Residential Advantage Fund, LP	865	-	6.50 - 7.50%	May 2022
Total Notes Payable - Related Parties	$915	$95

During the nine months ended September 30, 2021, we incurred $0.1 million of interest expense in connection with the notes payable – related parties. No interest expense was incurred for the nine months ended September 30, 2020. There was no interest payable due to related parties as of September 30, 2021 and December 31, 2020. Management expects to extend the Caliber Residential Advantage Fund, LP note at maturity.

Notes Payable – Related Parties of consolidated funds

The following table summarizes the notes payable – related parties of consolidated as of September 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable - Related Parties	September 30, 2021	December 31, 2020	Interest Rate	Maturity Date
Roosevelt III HOLDCO, LLC	$2,100	$2,216	6.00%	May 2022
CDIF, LLC	1,415	-	12.00%	December 2021
Caliber Tax Advantaged Opportunity Zone Fund, LP	4,728	-	12.00%	July 2022
Caliber Diversified Opportunity Fund II, LP	500	-	10.00%	April 2022
Total Notes Payable - Related Parties	$8,743	$2,216

During the nine months ended September 30, 2021 and 2020, the consolidated funds incurred $0.3 million and $0.5 million of interest expense in connection with the notes payable – related parties. Interest payable at September 30, 2021 was $0.2 million. There was no interest payable due to related parties as of December 31, 2020. Management expects to extend these notes at maturity.

Withdrawal Agreement

In November 2014, we entered into an agreement with a former co-manager and member of one of our consolidated subsidiaries which outlined the terms of his resignation as co-manager and assignment of his member interest. In consideration for his resignation as co-manager and assignment of his member interest, we agreed to issue 55,556 shares of its common stock to the individual or his designee, provide the individual with construction services at no cost to the individual, as outlined in the agreement, and pay the individual or his designee up to $0.5 million in cash, as outlined in the agreement. The Company issued the 55,556 shares of common stock in April 2015. As of September 30, 2021 and December 31, 2020, $0.1 and $0.2 million, respectively, was due to the former co-manager and member of the Company.

Other

In the normal course of business, we have various amounts due from related parties, including affiliate entities and individuals, for various expenses paid for by the Company on their behalf and other charges. These amounts are generally unsecured, interest free, and due on demand. As of September 30, 2021 and December 31, 2020, other amounts due from related parties were approximately $0.4 million and $0.5 million, respectively.

In the normal course of business, we have various amounts due to related parties, including affiliated entities and individuals, for various expenses paid for by the affiliates on the Company’s behalf and other short-term payment advances. These amounts are generally unsecured, interest free, and due on demand. As of September 30, 2021 and December 31, 2020, other amounts due to related parties were $0.3 million and $0, respectively.

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DESCRIPTION OF SECURITIES

General

The following description summarizes the most important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of Caliber’s amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the Offering Statement of which this prospectus is a part. For a complete description of Caliber’s capital stock, you should refer to the amended and restated certificate of incorporation and bylaws and to the applicable provisions of Delaware law.

We are authorized to issue up to 137,500,000 shares of capital stock, of which (i) 100,000,000 shares are Class A common stock with a par value $0.001 per share; (ii) 15,000,000 shares are Class B common stock with a par value $0.001 per share; and (ii) 22,500,000 shares are Preferred Stock with a par value of $0.001 per share.

Class A common stock

As of September 30, 2021, 17,701,309 shares of Class A common stock were issued and 17,540,477 were outstanding.

Voting. The holders of the Class A common stock are entitled to one (1) vote for each share of Class A common stock held at all meetings of stockholders (and written actions in lieu of meetings). The Class A common stock is not subject to cumulative voting. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

Dividends. Subject to the preferences applicable to the Preferred Stock, the holders of the Class A common stock are entitled to, on an equal basis with the holders of Class B common stock, receive dividends when and if declared by the Company’s board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Class B common stock

As of September 30, 2021, 12,474,692 shares of Class B common stock were issued and outstanding.

Voting. The holders of the Class B common stock are entitled to ten (10) votes for each share of Class B common stock held at all meetings of stockholders (and written actions in lieu of meetings). The Class B common stock is not subject to cumulative voting. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

Dividends. Subject to the preferences applicable to the Preferred Stock, the holders of the Class B common stock are entitled to, on an equal basis with the holders of Class A common stock, receive dividends when and if declared by the Company’s board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

Convertible Notes

As of September 30, 2021, the Company had outstanding $1.5 million in principal amount of convertible promissory notes bearing interest at a rate of 8.25% per annum due between January 2021 and December 2021. Such convertible promissory notes are convertible into Class A common stock at a per share price of $4.50. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the outstanding shares of common stock outstanding will be able to elect all of our directors.

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The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Exclusive forum for adjudication of disputes provision which limits the forum to the Delaware Court of Chancery for certain stockholder litigation matters actions against the Company, which may limit an investor’s ability to obtain a favorable judicial forum for disputes with the Company or its directors, officers, employees or stockholders.

Section 4 of Article VII of our Bylaws dictates that the Delaware Court of Chancery is the sole and exclusive forum for certain actions including derivative action or proceeding brought on behalf of the Company; an action asserting a breach of fiduciary duty owed by an officer, director, employee or to the shareholders of the Company; any claim arising under Delaware corporate law; and any action asserting a claim governed by the internal affairs doctrine. However, Section 4 of Article VII of our Bylaws does not designate the Delaware Court of Chancery as the exclusive forum for any derivative action or other claim for which the applicable statute creates exclusive jurisdiction in another forum, such as the Exchange Act and the Securities Act, and as a result, does not apply to claims made under the U.S. federal securities laws.

65

A Delaware corporation is allowed to mandate in its corporate governance documents a chosen forum for the resolution of state law-based shareholder class actions, derivative suits and other intra-corporate disputes. With respect to such state law claims, the Company’s management believes limiting state law based claims to Delaware will provide the most appropriate outcomes as the risk of another forum misapplying Delaware law is avoided, Delaware courts have a well-developed body of case law and limiting the forum will preclude costly and duplicative litigation and avoids the risk of inconsistent outcomes. Additionally, Delaware Chancery Courts can typically resolve disputes on an accelerated schedule when compared to other forums.

The choice of forum provisions contained in the Company’s Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, the enforceability of similar choice of forum provisions in other issuers’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Company’s Bylaws to be inapplicable or unenforceable in such action. As a result, the Company could incur additional costs associated with resolving such actions in other jurisdictions, which could harm the Company’s business, operating results and financial condition.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our Class A common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of ___, 2021, on the completion of this offering, a total of ______ shares of Class A common stock and _____ shares of Class B common stock will be outstanding. Of these shares, all of the Class A common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional Class A common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of Class A common stock and Class B common stock will be and shares of Class A common stock or Class B common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•	1% of the number of Class A common stock then outstanding, which will equal approximately ________shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock from us; or

•	the average weekly trading volume of our Class A common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

66

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our Class A common stock that are issuable under our 2017 Plan. This registration statement will become effective immediately on filing. Shares covered by this registration statement will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of more than 5% of our common stock have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus (the “restricted period”), subject to certain exceptions, we and they will not, without the prior written consent of B. Riley Securities, Inc., offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of our shares of common stock, any options or warrants to purchase any of our shares of common stock or any securities convertible into or exchangeable for or that represent the right to receive shares of our common stock; B. Riley Securities, Inc. may release any of the securities subject to these lock-up agreements at any time, subject to applicable notice requirements.

67

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom B. Riley Securities, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
B. Riley Securities, Inc.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

68

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional ______shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$		$	$
Underwriting discounts and commissions to be paid by us	$		$	$
Proceeds, before expenses, to us	$		$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $_____million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We intend to apply to have our Class A common stock approved for listing on the Nasdaq Capital Market under the symbol “           .”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of __________on behalf of the underwriters, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

_______in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time, subject to applicable notice requirements.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

69

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

The validity of the shares of Class A common stock being offered by this prospectus will be passed upon for us by Manatt, Phelps & Phillips LLP, Costa Mesa, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by ____________________.

EXPERTS

The consolidated financial statements as of December 31, 2020 and for the year in the period ended December 31, 2020 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Our historical consolidated financial statements as of and for the year ended December 31, 2019 have been audited by Marcum LLP, an independent registered public accounting firm, as set forth in their report. We have included our consolidated financial statements in this registration statement in reliance on Marcum LLP’s reports, given on the authority of such firms as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is sec.report.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at sec.report.

We also maintain a website at www.caliberco.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

70

CaliberCos Inc. and Subsidiaries

Unaudited condensed CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE Nine Months ENDED

September 30, 2021 AND 2020

F-1

CaliberCos Inc. and Subsidiaries

F-2

CaliberCos Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

(AMOUNTS in thousands, except for share and per share data)

	September 30, 2021	December 31,2020
Assets
Cash	$2,034	$1,821
Restricted cash	1,000	11
Real estate investments, net	131	3,215
Real estate assets held for sale	1,807	-
Due from related parties	1,086	1,300
Investments in unconsolidated entities	1,911	1,543
Prepaid and Other assets	971	871
Assets of consolidated funds
Cash	5,785	4,711
Restricted cash	8,140	4,272
Real estate investments, net	208,786	191,796
Accounts Receivable, net	976	701
Notes receivable - related parties	18,117	14,641
Due from related parties	158	150
Other assets	2,044	2,305
Total assets	$252,946	$227,337

Liabilities and Shareholders' Equity
Notes payable	$6,810	$5,940
Notes payable - related party	915	95
Accounts payable and accrued expenses	3,187	3,690
Buyback obligation	12,783	13,021
Due to related parties	325	242
Other liabilities	868	1,067
Liabilities of consolidated funds
Notes payable	156,965	140,286
Notes payable - related party	8,743	2,216
Accounts payable and accrued expenses	8,569	6,758
Due to related parties	209	-
Other liabilities	6,648	5,584
Total liabilities	206,022	178,899

Commitments and Contingencies

Stockholders' Equity
Preferred Stock Series B, $0.001 par value; 12,500,000 shares authorized, 2,775,724 shares and 851,454 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	-	-
Common stock Class A, $0.0001 par value; 100,000,000 shares authorized, 17,701,309 and 17,701,309 shares issued and 17,540,477 and 17,474,808 shares outstanding as of September 30, 2021 and December 30, 2020, respectively	17	17
Common stock Class B, $0.001 par value; 15,000,000 shares authorized, 12,474,692 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively	12	12
Paid-in capital	29,213	22,039
Less treasury stock, at cost, 316,500 and 226,500 shares repurchased and 5,923,346 and 6,013,346 forward repurchase shares as of September 30, 2021 and December 31, 2020, respectively	(13,626)	(13,626)
Accumulated deficit	(24,287)	(24,780)
Stockholders' deficit attributable to CaliberCos Inc.	(8,671)	(16,338)
Stockholders' equity attributable to noncontrolling interests	55,595	64,776
Total Stockholders' Equity	46,924	48,438
Total Liabilities and Stockholders' Equity	$252,946	$227,337

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

CaliberCos Inc. and Subsidiaries

Condensed Consolidated Statements of Operations (UNAUDITED)

(AMOUNTS in thousands, except per share data)

	Nine Months Ended September 30,
	2021	2020
Revenues
Asset management fees	$1,706	$2,144
Performance allocations	396	382
Transaction and advisory fees	3,116	3,777
Consolidated fund revenues	30,854	25,011
Total revenues	36,072	31,314

Expenses
Operating Costs	6,045	8,674
General and administrative	2,075	2,717
Marketing and Advertising	1,329	702
Depreciation and amortization	74	113
Consolidated fund expenses	43,718	37,179
Total expenses	53,241	49,385

Other (expenses) income, net
Other income	898	11
Other expense	(42)	(64)
Interest income	-	7
Interest expense	(546)	(456)
Net Loss Before Income Taxes	(16,859)	(18,573)
Provision for (benefit from) income taxes	-	-
Net Loss	(16,859)	(18,573)
Net loss attributable to noncontrolling interests	(16,603)	(14,008)
Net Loss Attributable to CaliberCos Inc.	$(256)	$(4,565)

Basic net loss per share attributable to common stockholders	$(0.01)	$(0.16)
Diluted net loss per share attributable to common stockholders	$(0.01)	$(0.16)
Weighted average common shares outstanding:
Basic	29,968	29,206
Diluted	29,968	29,206

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

CaliberCos Inc. and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders’ Equity (UNAUDITED)

(AMOUNTS in thousands)

			CaliberCos Inc.
			Common Stock										Total
	Preferred Stock		Common Stock		Class A		Class B		Paid in	Treasury	Accumulated	Noncontrolling	Stockholders'
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Capital	Stock	Deficit	Interests	Equity
Balances as of December 31, 2020	851	$-	-	$-	17,702	$17	12,475	$12	$22,039	$(13,626)	$(24,780)	$64,776	48,438
Issuance of preferred stock	1,925	-	-	-	-	-	-	-	7,174	-	-	-	7,174
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	22,256	22,256
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(5,868)	(5,868)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(2,906)	(2,906)
Consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	(34)	(34)
Deconsolidation of VIEs	-	-	-	-	-	-	-	-	-	-	942	(6,026)	(5,084)
Other	-	-	-	-	-	-	-	-	-	-	(193)	-	(193)
Net loss	-	-	-	-	-	-	-	-	-	-	(256)	(16,603)	(16,859)
Balances as of September 30, 2021	2,776	$-	-	$-	17,702	$17	12,475	$12	$29,213	$(13,626)	$(24,287)	$55,595	$46,924

Balances as of December 31, 2019	-	$-	-	$-	15,611	$15	12,475	$12	$14,860	$(13,626)	$(19,090)	$28,016	10,187
Conversion of Series A preferred stock to Class A common stock	-	-	-	-	2,072	2	-	-	3,840	-	-	-	3,842
Issuance of preferred stock	705	-	-	-	-	-	-	-	2,820	-	-	-	2,820
Issuance of common stock	-	-	-	-	19	-	-	-	35	-	-	-	35
Equity based compensation expense	-	-	-	-	-	-	-	-	82	-	-	-	82
Dividends to preferred stockholders ($0.14 per share)	-	-	-	-	-	-	-	-	-	-	(228)	-	(228)
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	6,698	6,698
Redemptions of noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(3,558)	(3,558)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(1,571)	(1,571)
Consolidation of VIE	-	-	-	-	-	-	-	-	-	-	-	48,888	48,888
Net loss	-	-	-	-	-	-	-	-	-	-	(4,565)	(14,008)	(18,573)
Balances as of September 30, 2020	705	$-	-	$-	17,702	$17	12,475	$12	$21,637	$(13,626)	$(23,883)	$64,465	$48,622

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

CaliberCos Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (UNAUDITED)

(AMOUNTS in thousands)

	Nine Months Ended September 30
	2021	2020
Cash Flows From Operating Activities
Net loss	$(16,859)	$(18,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	74	113
Equity based compensation	-	82
Gain on the disposition of real estate	(450)	-
Changes in operating assets and liabilities:
Real estate assets held for sale	(3,082)	(78)
Due from related parties	214	3,540
Prepaid and other assets	(100)	563
Accounts payable and accrued expenses	(503)	(115)
Due to related parties	83	(910)
Other liabilities	(199)	(47)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,885	5,898
Gain on the disposition of real estate	-	(122)
Gain on extinguishment of debt	(3,416)	-
Loss on retirement of real estate assets	-	458
Amortization of advanced key money	(56)	(56)
Amortization of above-market ground lease	(81)	(94)
Amortization of deferred financing costs	839	929
Changes in operating assets and liabilities of consolidated funds:
Accounts receivable, net	(276)	1,187
Due from related parties	(8)	33
Prepaid and other assets	257	660
Accounts payable and accrued expenses	1,670	1,270
Due to related parties	207	(160)
Other liabilities	1,233	(110)
Net cash used in operating activities	(12,568)	(5,532)

Cash Flows From Investing Activities
Proceeds from the sale of real estate assets held for sale	1,877	-
Investments in real estate assets	(96)	(150)
Investments in unconsolidated entities	(368)	(38)

Cash Flows From Investing Activities of consolidated funds
Consolidation of VIE	790	-
Deconsolidation of VIE	(408)	-
Investments in real estate assets	(7,967)	(2,842)
Acquisition of real estate assets	(4,867)	(2,869)
Funding of notes receivable – related party	(6,695)	(5,065)
Payment received of notes receivable – related party	3,134	4,482
Net cash used in investing activities	(14,600)	(6,482)

Cash Flows From Financing Activities
Proceeds from notes payable	1,400	1,400
Repayments of notes payable	(530)	(950)
Repayments of notes payable – related parties	(1,885)	(50)
Proceeds from the issuance of preferred stock	7,174	2,820
Proceeds from the issuance of common stock	-	35
Payments of treasury stock – buyback obligation	(238)	(211)
Dividends to preferred stock holders	-	(228)

Cash Flows From Financing Activities of consolidated funds
Capital Lease Payments	-	(84)
Payment of deferred financing costs	(547)	(575)
Proceeds from notes payable	18,417	4,656
Repayments of notes payable	(6,088)	(420)
Repayments of notes payable – related parties	(6,616)	-
Proceeds from notes payable – related parties	8,743	-
Contributions from noncontrolling interest holders	22,256	6,698
Redemptions of noncontrolling interests	(5,868)	(3,558)
Distributions to noncontrolling interest holders	(2,906)	(1,571)
Net cash provided by financing activities	33,312	7,962
Net Increase (Decrease) in Cash and Restricted Cash	6,144	(4,052)
Cash and Restricted Cash at Beginning of Period	10,815	16,691
Cash and Restricted Cash at End of Period	$16,959	$12,639

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

CaliberCos Inc. and Subsidiaries

condensed Consolidated Statements of Cash Flows (UNAUDITED) (Continued)

(AMOUNTS in thousands)

	Nine Months Ended September 30
	2021	2020
Reconciliation of Cash and Restricted Cash
Cash at beginning of period	$6,532	$11,832
Restricted cash at beginning of period	4,283	4,859
Cash and restricted cash at beginning of period	10,815	16,691

Cash at end of period	7,819	$7,941
Restricted cash at end of period	9,140	$4,698
Cash and restricted cash at end of period	$16,959	$12,639

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of capitalized interest of $243 and $171 for the nine months ended September 30, 2021 and 2020, respectively.	$6,872	$6,016

Supplemental Disclosures of Non-cash Investing and Financing Activities
Supplemental Disclosures of Non-cash Investing and Financing Activities
Real estate moved to held for sale	(3,082)	-
Increase in note payable due to Deconsolidation of VIEs	2,705	-
Note receivable eliminated in consolidation	(3,110)	-
Elimination of notes payable - related parties at consolidation	-	(1,060)
Conversion of Series A preferred stock to Class A common stock	-	3,842
Supplemental Disclosures of Non-cash Investing and Financing Activities of Consolidated Funds
Cost of real estate investments included in accounts payable	151	1,712
Consolidation of VIEs
Real estate investments, net	14,936	48,468
Notes Receivable Related Party	-	12,562
Accounts receivable, net	-	49
Due from related parties	-	69
Prepaid and other assets	16	11
Notes payable	(8,300)	(16,274)
Notes payable - related party	(4,400)	(6,605)
Accounts payable	-	(3,626)
Due to related parties	(2)	(116)
Other liabilities	-	(36)
Noncontrolling interests	824	48,888
Deconsolidation of VIEs
Real estate investments, net	(3,046)	-
Accounts receivable, net	(1)	-
Notes receivable	(85)	-
Prepaid and other assets	(24)	-
Notes payable	826	-
Accrued expenses	12	-
Other liabilities	32	-
Accumulated deficit	942	-
Noncontrolling interests	(6,435)	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-7

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1 – Organization and Liquidity

Organization

CaliberCos Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, the “Company”, “Caliber”, “we”, “our”, and “us”), is an alternative asset manager of private syndication and direct investment real estate funds. and provider of a full suite of traditional real estate services. The Company was formed in November 2014, and originally began as Caliber Companies, LLC, an Arizona limited liability company, which commenced operations in January 2009. We also provide various support services to the investments we manage including capital raising services, lending support, construction and development management, and real estate brokerage. Our business is organized into three reportable segments Fund Management, Development and Brokerage. As of September 30, 2021, we had operations in Alaska, Arizona, Colorado, Nevada and Utah.

In general, our private equity real estate funds are organized as operating partnerships, in which multiple unrelated passive investors own partnership interests. In addition, we are designated as the manager and/or general partner of the partnership. Depending on the legal structure and arrangements between us and the funds, we may or may not consolidate the partnerships for financial reporting purposes. For funds in which we are determined to be the controlling party or primary beneficiary for financial reporting purposes, the fund is consolidated, and the passive investors’ ownership is presented as noncontrolling interest in the accompanying condensed consolidated financial statements. For funds in which we are not determined to be the controlling party for financial reporting purposes, the fund is not consolidated, and any fees earned from the fund are included in fund management revenue in the accompanying condensed consolidated financial statements. See Note 2 – Summary of Significant Accounting Policies for more detail.

Liquidity

The Company, through guarantees of loans held by its consolidated funds, has eight separate loans outstanding with maturity dates within the 12-month period subsequent to when these financial statements were issued with outside lenders totaling $95.4 million at September 30, 2021. Management is actively managing the potential amendments to the applicable loan agreements to include additional extension options, pay off or refinancing of these facilities. Management believes that we will be able to enter into new financing arrangements with third party lenders. See Note 5 – Notes Payable for additional details.

Impact of COVID-19

The Company continues to operate its business through the COVID-19 pandemic, including recent variants, and has taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but are not limited to: (i) implementation of remote work arrangements, which has not had a material effect on our ability  to maintain our business operations; (ii) suspending/deferring any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Plan program (“PPP”); and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirements, when applicable, for a 12-month period.

The overall impact of COVID-19 will depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic. Due to these uncertainties, the Company’s accounting estimates may change, as management’s assessment of the impacts of the COVID-19 pandemic continues to evolve

F-8

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2 – Summary of Significant Accounting Policies

Accounting Policies of the Company

Basis of Presentation and Consolidation

The accompanying condensed consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying condensed consolidated financial statements include our accounts and those of our consolidated subsidiaries, which include variable interest entities (“VIEs”) where we are considered the primary beneficiary and voting interest entities (“VOEs”), where we have determined that we have a controlling financial interest, under the “Consolidations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (Topic 810). The equity and net income or loss attributable to noncontrolling interests in subsidiaries is shown separately in the accompanying condensed consolidated balance sheets, statements of operations, and statements of changes in stockholders’ equity. All intercompany balances and transactions have been eliminated in consolidation.

Variable Interest Entities

We determine if an entity is a VIE based on several factors, including whether the equity holders, as a group, lack the characteristics of a controlling financial interest. We make judgments regarding which types of activities most significantly impact the entity’s economic performance first on a qualitative analysis, then a quantitative analysis, if necessary. We analyze any investments in VIEs to determine if we are the primary beneficiary. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE.

Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative analysis focused on identifying which reporting entity has both (i) the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgement. We consolidate any VIE for which we are the primary beneficiary and disclose significant VIEs of which we are not the primary beneficiary, as well as disclose our maximum exposure to loss related to the VIEs that are consolidated. See Note 3 – VIEs for additional VIE disclosures.

Voting Interest Entities

Entities that do not qualify as VIEs are generally assessed for consolidation as VOEs. For VOEs, we consolidate the entity if we have a controlling financial interest in the entity. We have a controlling financial interest in a VOE if (i) for legal entities other than partnerships, we own a majority voting interest in the entity or, for limited partnerships and similar entities, we own a majority of the entity’s kick-out rights through voting limited partnership interests and (ii) non-controlling shareholders or partners do not hold substantive participating rights, and no other conditions exist that would indicate that we do not control the entity.

Interim Unaudited Financial Data

Our condensed consolidated financial statements reflect all adjustments, which are, in our opinion, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim periods. Interim results of operations are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements, including notes, are unaudited, and exclude some of the disclosures required for annual consolidated financial statements, and should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020, included in the Company’s annual report on Form 1-K filed with the SEC on April 30, 2021.

Use of Accounting Estimates

The preparation of our condensed consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty in the economic environment created by COVID-19 and governmental imposed restrictions to contain it have increased the inherent uncertainty in such estimates and assumptions. Actual results could differ significantly from those estimates.

F-9

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications did not result in any changes to total revenues, total expenses, or net income. These reclassifications also did not have any impact on our balance sheet, statement of changes in stockholders’ equity, or statement of cash flows. In addition, during 2021, the Company realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources.

These condensed consolidated financial statements and related footnotes, including prior year financial information, are presented to reflect the new reportable segments. The groupings on the accompanying condensed consolidated statements of operations now segregate the consolidated fund revenues and expenses, which are also included in non-controlling interest. These changes in presentation did not impact total revenues, total expenses, or net loss. See Note 2 – Summary of Significant Accounting Policies – Segment Information for additional information.

Cash

Cash includes cash in bank accounts. The Company deposits cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash balances may exceed FDIC limits; although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of held in escrow accounts by contractual agreement with the Company’s lender as part of financial loan covenant requirements.

Investments in Unconsolidated Entities

If an entity is not a VIE, our determination of the appropriate accounting method with respect to our investments in limited liability companies and other investments is based on voting control. For our managing member interests in limited liability companies, we are presumed to control (and therefore consolidate) the entity, unless the other limited partners have substantive rights that overcome this presumption of control. These substantive rights allow the limited partners to remove the general partner with or without cause or to participate in significant decisions made in the ordinary course of the entity’s business. We account for our non-controlling investments in these entities under the equity method. Our investments in unconsolidated subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control, or entities which are VIE in which we are not the primary beneficiary are accounted for under the equity method.

The Company uses the hypothetical-liquidation-at-book-value (“HLBV”) approach to account for its equity method investments as the capital structure of its equity method investments results in different liquidation rights and priorities than what is reflected by the underlying percentage ownership interests as defined by the equity method agreements. Simply applying the percentage ownership interest to GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. Under the equity method, the investor’s share of the investee’s earnings or loss is calculated by the investor’s capital account at the end of the period assuming that the investee was liquidated or sold at book value, plus cash distributions received by the investor during the period, minus the investor’s new investments in the investee during the period, and minus the investor’s capital account at the beginning of the period assuming that the investee was liquidated or sold at book value. Accordingly, our share of the earnings or loss from these equity-method investments are included in consolidated net (loss) income for the nine months ended September 30, 2021 and 2020.

Our determination of the appropriate accounting treatment for an investment in a subsidiary requires judgment of several factors including the size and nature of our ownership interest and the other owners’ substantive rights to make decisions for the entity. If we were to make different judgments or conclusions as to the level of our control or influence, it could result in a different accounting treatment. Accounting for an investment as either consolidated or using the equity method generally would have no impact on our net income or members’ equity in any accounting period, but a different treatment would impact individual income statement and balance sheet items, as consolidation would effectively “gross up” our statement of operations and balance sheet. In addition, under the equity method, impairment losses are recognized upon evidence of other-than-temporary losses of value.

F-10

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

As of September 30, 2021 and December 31, 2020, the carrying amount of our investments in unconsolidated entities was $1.9 million and $1.5 million, respectively. In certain situations, the Company has invested only a nominal amount of cash, or no cash at all, into a venture. As the manager of the venture, we are entitled to 25 – 35% of the residual cash flow produced by the venture after the payment of any priority returns.

Depreciation and Amortization Expense

Depreciation expense includes costs associated with the purchase of furniture and equipment and office leasehold improvements which are recorded at cost. Furniture and equipment costs are depreciated using the straight-line method over the estimated useful life of the asset, generally three to seven years beginning in the first full month the asset is placed in service. Office leasehold improvements are amortized using the straight-line method over the shorter of the respective estimated useful life or the lease term. For the nine months ended September 30, 2021 and 2020, depreciation expense was $0.1 million, respectively.

Real Estate Assets Held for Sale

An asset or asset group is classified as held for sale when certain criteria are met including management’s approval for sale, the availability of the asset or asset group to be sold in its present condition, and the likelihood of the sale occurring within the next twelve months is probable. At such time, if the asset was being depreciated, depreciation is no longer recognized. Assets held for sale are recorded at the lower of their carrying value, or estimated net realizable value, less costs to sell. The estimates used in the determination of the net realizable value of real estate held for sale are based on known factors to the Company at the time such estimates are made and management’s expectations of future operations and economic conditions. Should the estimate or expectations used in determining net realizable value deteriorate in the future, the Company may be required to recognize impairment charges or write-offs related to these real estate assets held for sale. In the event an asset classified as held for sale no longer meets the criteria for held for sale classification the asset is reclassified as held for use at the lower of the fair value or the depreciated basis as if the asset had continued to be used.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, management applies the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. The Company’s revenues primarily consist of fund management and transaction and advisory fees.

Fund Management

Asset Management Fees are generally based on 1.0% - 1.5% of the unreturned capital contributions in a particular fund and include reimbursement for costs incurred on behalf of the fund, including an allocation of certain overhead costs. Asset management fees are recalculated on an annual basis. These customer contracts require the partnership to provide management services, representing a performance obligation that the partnership satisfies over time.

Performance allocations (“carried interest”) are an arrangement in which we are entitled to an allocation of investment returns, generated within the investment funds which we manage, based on a contractual formula. We typically receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from  the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns range from 6% to 12%, typically 6% for common equity or 10-12% for preferred equity, which does not participate in profits. Performance allocations are related to services which have been provided and are recognized when it is determined that they are no longer probable of significant reversal, which is generally satisfied when an underlying fund investment is realized or sold.

F-11

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Transaction and Advisory Fees

Revenues from contracts with customers includes fixed fee arrangements with its related party affiliates to provide certain associated activities which are ancillary to and generally add value to the assets we manage, such as set up and capital raising services associated with marketing, soliciting, and selling member interests in the affiliated limited partnerships, brokerage services, construction and development management services, loan placement and guarantees. The recognition and measurement of revenue is based on the assessment of individual contract terms. For performance obligations satisfied at a point in time, there are no significant judgments made in evaluating when the customer obtains control of the promised service.

For performance obligations satisfied over time, significant judgment is required to determine how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measurement of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information that is reasonably available to the Company. Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Set up services are a one-time fee for the initial formation, administration, and set up of the private equity real estate fund. These fees are recognized at the point in time when the performance under the contract is complete.

Capital raising fees are earned over time as equity capital is raised into our managed funds in proportion to the total capital specified in the related contract. Effective with the partnering with a third-party managing broker during the first quarter of 2020, capital raising fees are earned at a point in time at a fixed rate based on the amount of capital raised into our managed funds. Services include marketing, offering, registering, and ultimately raising capital.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We report the unaffiliated partners’ interests in the net assets of our consolidated real estate partnerships as noncontrolling interests within the accompanying condensed consolidated statements of changes in stockholders’ equity. Noncontrolling interests consist primarily of equity interests held by limited partners in consolidated real estate partnerships. We generally attribute to noncontrolling interests their share of income or loss of the consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity and partners’ capital accounts.

The terms of the partnership agreements generally require the partnerships to be liquidated following the sale of the underlying real estate assets. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests. The terms of certain partnership agreements outline differing classes of equity ownership, some of which are redeemable by the partnership at the partnership manager’s discretion.

Related Parties

In the normal course of business, the Company enters into transactions with related parties. Related parties include affiliates of the entity, entities under common control of the Company, significant stockholders and executive management and members of their immediate families, and other parties that can significantly influence the management and operating policies of the Company.

Segment Information

During 2021, the Company realigned our operating segments to better reflect the internal management of our business which reflects a strategic shift in our operating strategies based upon our ability to generate fee earning capital and related ancillary fees for services which enhance the value of our managed investment funds. The Company’s operations are organized into three operating segments which constitute three reportable segments based on similarities with both their qualitative and economic characteristics. The Company’s chief operating decision maker uses total revenue, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operations. Under this revised structure, the Company’s operations are now organized into three reportable segments for management and financial reporting purposes, Fund Management, Development and Brokerage.

F-12

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The Company’s chief operating decision maker no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds.

The non-reportable segments include certain business activities which do not meet the requirement to be a reportable segment because they are immaterial. These activities represent the operating activity of our single-family assets which involve both the sale and rental of real estate assets. In addition, the Company has not and does not allocate its assets or liabilities specifically to the operating segments and the Company’s chief operating decision maker does not review assets or liabilities by segment to make operating decisions. Assets, liabilities and corporate expenses are recorded at the legal entity level, which is not consistent to the operating segment and is therefore not reported by segment. See Note 11 – Segment Reporting for additional disclosures regarding the Company’s segments.

Accounting Policies of Consolidated Funds

Accounting for Real Estate Investments

Upon the acquisition of real estate properties, a determination is made as to whether the acquisition meets the criteria to be accounted for as an asset acquisition or a business combination. The determination is primarily based on whether the assets acquired, and liabilities assumed meet the definition of a business. The determination of whether the assets acquired, and liabilities assumed meet the definition of a business includes a single or similar asset threshold. In applying the single or similar asset threshold, if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired, and liabilities assumed are not considered a business. Most of our consolidated fund acquisitions meet the single or similar asset threshold, due to the fact that substantially all the fair value of the gross assets acquired is attributable to the real estate assets acquired.

Acquired real estate properties accounted for as asset acquisitions are recorded at cost, including acquisition and closing costs. Our consolidated funds allocate the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Our consolidated funds determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, using a combination of internal valuation techniques that consider comparable market transactions, replacement costs and other available information and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition. Our consolidated funds determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using a combination of internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition.

If a transaction is determined to be a business combination, the assets acquired, liabilities assumed, and any identified intangibles are recorded at their estimated fair values on the transaction date, and transaction costs are expensed in the period incurred.

Cost Capitalization and Depreciation

Our consolidated funds capitalize costs, including certain indirect costs, incurred in connection with their development and construction activities. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with capital addition activities at the asset level. Interest, property taxes and insurance are also capitalized during periods in which redevelopment, development and construction projects are in progress. Capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, commence at the point in time when activities necessary to get the assets ready for their intended use are in progress. This includes when assets are undergoing physical construction, as well as when apartment homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. Our consolidated funds cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and apartment homes or other properties are available for occupancy. Cost of ordinary repairs, maintenance and resident turnover are charged to operating expense, as incurred.

Depreciation for all tangible real estate assets is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of our real estate assets are as follows:

Building and building improvements	15 – 40 years

Furniture, fixtures, and equipment	3 – 7 years

For the nine months ended September 30, 2021 and 2020, depreciation expense was $7.9 million and $5.9 million, respectively.

F-13

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Cash

Cash includes cash in bank accounts. The consolidated funds deposit cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, cash balances may exceed FDIC limits. Although the consolidated funds bear risk on amounts in excess of those insured by the FDIC, they have not experienced and do not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of tenant security deposits and cash reserves required by certain loan agreements for capital improvements and repairs. As improvements and repairs are completed, related costs incurred by the consolidated funds are funded from the reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of the consolidated funds for payment of property taxes, insurance, and interest.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with obtaining long-term debt and are capitalized and amortized over the term of the related debt obligation using the straight-line method. These costs are amortized to interest expense using the straight-line method which approximates the effective interest method. Capitalized deferred financings costs, net of accumulated amortization, are offset against and included in Notes payable on the accompanying condensed consolidated balance sheets.

Consolidated Fund Expenses

Consolidated fund expenses consist primarily of costs, expenses and fees that are incurred by, or arise out of the operation and activities of or otherwise related to, our consolidated funds, including, without limitation, operating costs, depreciation and amortization, interest expense on debt held by our consolidated funds, insurance expenses, professional fees and other costs associated with administering and supporting those funds.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, our consolidated funds apply the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. Our consolidated funds’ revenues primarily consist of hospitality revenues and rental income.

F-14

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Fair Value of Financial Instruments

The fair value of financial instruments is disclosed in accordance with ASC 825, Financial Instruments. The fair value of our financial instruments is estimated using available market information and established valuation methodologies. The estimates of fair value are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Fair Value Measurements

Fair value measurements and disclosures consist of a three level valuation hierarchy. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the ability to observe the inputs employed in the measurement using market participant assumptions at the measurement date. An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

·	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

·	Level 2 – Inputs include quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

·	Level 3 – Unobservable inputs for the asset or liability. These unobservable inputs reflect assumptions about what market participants would use to price the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting company’s own data).

Recently Issued Accounting Pronouncements

There have been no Accounting Standards Updates issued since the filing date of the 2020 annual report on Form 1-K that may have a material impact on the Company.

Note 3 – VIEs

As of September 30, 2021 and December 31, 2020, the Company’s condensed consolidated financial statements included 14 entities consolidated as VIEs (“consolidated funds”), respectively. In February 2021, the Company deconsolidated one VIE which owned various single family real estate assets, because the Company was no longer determined to be the primary beneficiary. We aggregate and report the results of operations of these VIEs in Consolidated fund revenues and Consolidated fund expenses within the accompanying condensed consolidated statements of operations.

F-15

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

For the nine months ended September 30, 2021, the Company consolidated Ironwood Fundco, LLC (“Ironwood”) in April 2021 because the Company was determined to be the primary beneficiary. The increase in assets, liabilities, and stockholders’ equity as a result of the consolidation of Ironwood consisted of the following (in thousands):

Assets of consolidated fund
Total real estate investments, net	$14,936
Cash	400
Restricted cash	390
Prepaid and other assets	16
Total Assets of consolidated funds	$15,742

Liabilities of consolidated fund
Notes payable, net	$8,195
Notes payable – related parties	7,510
Due to related parties	2
Total Liabilities of consolidated fund	$15,707

Stockholders’ Equity of consolidated fund	35
Total Liabilities and Stockholders’ Equity of consolidated fund	$15,742

Management has determined that the equity holders in our consolidated entities, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance and/or have disproportionate voting rights relative to their equity. In addition, the Company has all the decision-making power with respect to the activities of these entities, and none of the equity holders in the entities have substantive protective or participating rights to remove the power from the Company. The Company was determined to be the primary beneficiary of each of these entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual entities.

Generally, the assets of the individual consolidated VIEs can be used only to settle liabilities of each respective individual consolidated VIEs and the liabilities of the individual consolidated VIEs are liabilities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company. When the VIE is consolidated, we reflect the assets, liabilities, revenues, expenses and cash flows of the consolidated funds on a gross basis, and the interests in the VIEs are included in non-controlling interest in the condensed consolidated financial statements. The Company has provided financial support to certain consolidated VIEs in the form of short-term financing and guarantees of the debts of certain VIEs. In general, our maximum exposure to loss due to involvement with the consolidated VIEs is limited to the amount of capital investment in the VIE, if any, or the potential obligation to perform on the guarantee of debts.

Note 4 – Real Estate Investments

Dispositions

During the nine months ended September 30, 2021, the Company sold four single-family homes, which included two single family homes which were sold to related parties, previously held as investments in real estate for $1.9 million, resulting in a gain on the dispositions of $0.5 million, which is included on the accompanying condensed consolidated statements of operations in Other income.

Acquisitions by Consolidated Funds

During the nine months ended September 30, 2021, the consolidated funds acquired commercial buildings, from a related party, for an aggregate purchase price of $4.9 million with the acquisition being accounted for as an asset acquisition under U.S. GAAP. The allocation of the purchase price amongst the assets acquired at their relative fair value as of the acquisition date, consisted of the following for the nine months ended September 30, 2021 (in thousands):

September 30, 2021
Real estate investments, at cost
Land	$1,300
Building	3,567
Total purchase price of assets acquired	$4,867

F-16

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO Condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 5 – Notes Payable

Notes payable consisted of the following as of September 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable	September 30, 2021	December 31, 2020	Interest Rate	Maturity date
Payroll Protection Program Loans	$1,400	$-	1.00%	January 2026
Corporate Notes	3,881	4,183	10.00% -15.00%	January – December 2021
Convertible Corporate Notes	1,529	1,757	8.25%	January – December 2021
Total Notes Payable	6,810	5,940
Deferred Financing Costs, net	-	-
Total Notes Payable, Net	$6,810	$5,940

Payroll Protection Program Loans

In January 2021, management was granted a PPP loan totaling $1.4 million. The loan is unsecured and has a fixed interest rate of 1.0 % and matures in January 2026. The loan allows the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loan are determined, subject to limitations, on the use of loan proceeds over the 8- to 24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program.

Corporate Notes and Convertible Corporate Notes

The Company has entered into multiple general corporate financing arrangements with third parties. The arrangements are generally evidenced in the form of a promissory note, which are secured by the otherwise unencumbered assets of the Company and require monthly or quarterly interest-only payments until maturity. The loans generally have a 12-month term and may be extended upon the mutual agreement of the lender and the borrower. Management believes it can come to a mutual agreement with each lender to extend the maturities of the notes for an additional 12-month term. The Company has issued corporate notes with a conversion feature. The conversion price is $4.50 per share of common stock. The holders of the convertible corporate notes can elect to convert all or any portion of the balance at any time. As of September 30, 2021 and December 31, 2020, the value of the conversion feature was zero.

As of September 30, 2021, there were 77 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with a weighted average interest rate of 10.98%, and maturity dates ranging from January 2021 to December 2021. During the nine months ended September 30, 2021, there were no conversions of debt into common or preferred stock.

As of December 31, 2020, there were 84 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with a weighted average interest rate of 10.90%, and maturity dates ranging from January 2021 to December 2021. During the year ended December 31, 2020, there were no conversions of debt into common or preferred stock.

Future Minimum Payments

The following table summarizes the scheduled principal repayments of our indebtedness as of September 30, 2021 (in thousands):

Year	Amount
2021	$5,410
2022	-
2023	-
2024	-
2025	-
Thereafter	1,400
Total	$6,810

F-17

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Notes payable of consolidated funds consisted of the following as of September 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable	September 30,2021	December 31, 2020	Interest Rate	Maturity date
Real Estate Loans
Hampton Inn & Suites Hotel	$6,399	$6,556	4.50%	July 2025
Four Points by Marriott Hotel	11,000	11,000	6.58%	December 2021
Holiday Inn Ocotillo Hotel	9,250	9,250	8.00%	August 2022
Hilton Tucson East Hotel	9,400	14,000	8.50%	December 2021
Airport Hotel Portfolio	56,470	56,470	5.75%	October 2022
DoubleTree by Hilton Tucson Convention Center	18,857	12,993	2.58%	August 2027
GC Square Apartments	11,600	11,600	3.13%	October 2028
DT Mesa Holdco II, LLC	5,863	5,292	Variable	Various
Circle Lofts, LLC	4,994	5,000	5.25%	August 2050
Ironwood Fundco, LLC	8,275	-	Various	May 2022
Caliber Residential Advantage Fund LP	-	826	5.41%	January 2024
Total Real Estate Loans	142,108	132,987
Payroll Protection Program Loans	4,212	3,416	1.00%	Various
Economic Injury Disaster Loans	600	600	3.75%	June 2050
Revolving Line of Credit	4,500	4,500	4.75%	August 2021
Convertible Notes	6,470	-	10.00%	April 2022
Total Notes Payable	157,890	141,503
Deferred Financing Costs, net	(925)	(1,216)
Total Notes Payable, Net	$156,965	$140,287

Real Estate Loans

Hampton Inn & Suites Hotel

In July 2015, the consolidated fund entered into a $7.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Scottsdale, Arizona. The terms of the note require monthly principal and interest payments, with a balloon payment due at maturity. The loan has a fixed interest rate of 4.50% and matures in July 2025. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by an individual who is an affiliate of the Company. The terms of the loan agreement include covenant clauses, which requires certain key financial ratios and liquidity be met. In June 2020 and August 2020, the terms of the loan agreement were renegotiated temporarily removing certain covenants and payment requirements through November 2020. As of December 31, 2020, the debt service coverage ratio and liquidity covenants required by the loan agreement were not satisfied, however, a waiver of the breach of covenant was obtained from the lender. As of September 30, 2021, the loan was in compliance with the required covenants.

Four Points by Marriott Hotel

In June 2018, the consolidated fund entered into a $11.0 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Phoenix, Arizona. Upon entering into the loan, $1.6 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for the conversion of hotel rooms (the “Conversion Reserve”), pay for the property improvement plans required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). At September 30, 2021, the balance of the Conversion Reserve, PIP Reserve, and Interest Reserves was $1.1 million, all of which is included in Restricted cash on the accompanying condensed consolidated balance sheets. Once the Interest Reserve is depleted, the loan continues to require monthly interest-only payments until maturity. The loan matures in December 2021 and the loan terms allow for the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date. As of June 30, 2021, the interest rate was the greater of 5.75% or 360 LIBOR Rate plus 4.00%, resulting in an interest rate of 6.58%. The loan is guaranteed by the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a debt service coverage ratio (“DSCR”) requirement. As of As of September 30, 2021 and December 31, 2020, the loan was not in compliance with its loan covenants as the hotel property’s operating results were below the required DSCR threshold. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to either partially repay the loan or provide additional collateral in an amount and on terms satisfactory to the lender. As of September 30, 2021, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults. Compliance with all other covenants was met as of September 30, 2021.

F-18

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Holiday Inn Ocotillo Hotel

In July 2018, the consolidated fund entered into a $9.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Chandler, Arizona. Upon entering into the loan, $0.9 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for operating expenses (the “Operating Reserve”), pay for the property improvement plan required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). The Interest Reserve and Operating Reserve have a floor of $0.1 million, respectively, where if the balance falls below the floor, the Company is required to fund the reserves back to their original amounts. At September 30, 2021 and December 31, 2020, the balance held in reserves related to the loan agreement were $0.2 million, respectively, which are included in Restricted cash on the accompanying condensed consolidated balance sheets. The loan requires monthly interest-only payments. In June 2020, an option to extend the original maturity date of the loan to August 2021 was exercised and paid a fee in the amount of $0.1 million was paid. In August 2021, the loan agreement was amended and restated with the lender extending the maturity date to August 2022. Per the terms of the restated loan agreement, the interest rate on the loan is equal to 1-month LIBOR plus 6.00%, with a floor rate of 8.00%, resulting in a rate of 8.00% as of September 30, 2021. The floor rate increases, per the terms of the agreement, to 9.0% in March 2022 and to 11.00% in June 2022. The loan is guaranteed by the Company.

Hilton Tucson East Hotel

In July 2018, the consolidated fund entered into a $14.0 million loan with a lender. The loan is secured by a deed of trust and assignment of leases and rents of the Hilton Tucson. The interest rate on the loan has a fixed rate of 8.50%. The loan requires monthly interest-only payments. In June 2020, an option to extend the original maturity date of the loan (“first extension period”) was exercised and paid a fee was paid in the amount of $0.1 million. In December 2020, upon the expiration of the first extension period an agreement was negotiated to extend the maturity of the loan to June 2021 and a fee of $0.1 million was paid in January 2021, the effective date of the agreement. In July 2021 an agreement was negotiated to extend the maturity of the loan to December 2021 (“second extension period”). Per the terms of this agreement an interest reserve of $0.4 million was required to be deposited with the lender and a principal reduction payment of $4.6 million was made. The terms of the loan allow the Company to prepay the outstanding balance in whole or in part at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by individuals who are affiliates of the Company.

In December 2021, the consolidated fund paid its existing $9.4 million loan in full and entered into a new $12.0 million loan which is secured by a deed of trust and assignment of rents of the Hilton Tucson. The interest rate on the loan has a fixed rate of 6.25% and requires interest-only payments for the first 18 months and principal and interest payments thereafter. The terms of the loan allow the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date, subject to a prepayment premium fee of 2% of the prepaid principal balance in the first year of the loan and a 1% of the prepaid principal balance thereafter. Upon the closing of the loan $1.0 million of the loan proceeds were placed into an interest reserve account. The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement which commence in December 2023. The loan matures in November 2025.

Airport Hotel Portfolio

In September 2018, the consolidated fund entered into a $62.2 million portfolio loan. Initial funding of the loan was $56.5 million with the option to receive an additional $5.7 million once certain operating performance thresholds are met. The loan is secured by a deed of trust and assignment of leases and rents of the Airport Hotel Portfolio. The loan has a variable interest rate equal to one-month LIBOR plus 3.75%, resulting in a rate of 5.75% as of September  30, 2021. The loan requires interest-only payments until maturity and matures in October 2021 with options to extend the maturity date up to two additional years, subject to certain terms, conditions and fees. The terms of the loan agreement require an exit fee equal to 0.25% of the original principal amount of the loan at the time the loan is repaid in full. The exit fee of $0.2 million was accrued upon entering into the loan and recorded as a deferred financing cost to be amortized over the life of the loan. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. The DSCR contains a “cash management” provision that is triggered when the property’s operating results are below a certain DSCR threshold. As of June 30, 2020, the testing period, and December 31, 2020, the hotel properties’ operational results were below that certain DSCR and certain other required financial covenants were not met. In December 2020, the lender provided notification to management exercising their right under the “cash management” provision, and as such the hotel properties’ operating cash is subject to “cash management”. In April 2021, the terms of the loan agreement were renegotiated extending the maturity date of the loan to October 2022. The terms of the renegotiated loan agreement include a waiver of the breach of covenants at December 31, 2020 and further waives the financial covenants through the loan maturity date.

F-19

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

DoubleTree by Hilton Tucson Convention Center Hotel

In August 2019, the consolidated fund entered into a loan agreement with a maximum borrowing amount of $19.0 million, which is secured by a deed of trust and assignment of rents of the DoubleTree by Hilton Tucson Convention Center located in Tucson, Arizona. The loan has a variable interest rate per annum equal to LIBOR plus 2.50%. The loan requires interest-only payments until September 2022 and principal and interest payments thereafter until maturity. The terms of the loan allow the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date. The terms of the loan include, among other things, certain financial covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement which commence in September 2021. The loan matures in August 2027 and is guaranteed by the Company.

GC Square Apartments

In October 2020, the consolidated fund entered into an $11.6 million loan which is secured by a deed of trust and assignment of rents of a multi-family property in Phoenix, Arizona. The loan bears interest at a fixed annual rate of 3.125% for the first three years, thereafter, the interest rate is adjusted annually to a rate which is equal to the sum of the highest published prime rate as defined by the agreement and a margin of 0.123% with a floor of 3.125% and a ceiling of 16.0% per year. The loan matures in October 2028. The loan requires interest only payments for the first year and thereafter principal and interest payments as defined by the agreement. The terms of the loan agreement provide the option to fix the annual interest rate (the “fixed interest rate option”) beginning in year 4 of the loan term. The fixed interest rate option would bear interest at an annual rate equal to the sum of a five-year fixed rate advance index defined by the agreement and a 300 basis point spread, rounded up to the next 0.125% point and requires payment to the lender of an amount equal to one percent of the outstanding principal balance at the time of exercise. The loan may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongst other things, liens, insurance, and other indebtedness. The loan is guaranteed by the Company. At September 30, 2021 and December 31, 2020, amounts held in escrow for the payment of interest and taxes were $0.1 million and $0.4 million, respectively, which are included in Restricted cash on the accompanying condensed consolidated balance sheets.

DT Mesa Holdco II, LLC

In May 2019, the consolidated fund entered into a $1.0 million loan, which is secured by a deed of trust of a commercial building in Mesa, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.00%, resulting in a rate of 4.25% as of September 30, 2021. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. In April 2021, the terms of the loan agreement were renegotiated extending the maturity date of the loan to January 2022.

In November 2019, the consolidated fund entered into a $5.0 million loan secured by the deed of trust of a commercial building in Mesa, Arizona. The loan has a variable interest rate per annum and is the lesser of (i) the three-year federal home loan bank rate plus 2.75% or (ii) the default rate of 5.00%, resulting in a rate of 3.46% as of September 30, 2021. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in November 2022 and is guaranteed by the Company. The terms of the loan include certain financial covenants including a debt service coverage ratio and loan-to-value requirement which commenced in March 2021. As of September 30, 2021, the loan was not in compliance with its debt service coverage ratio requirement based on the operation of the related property. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to partially repay the loan in an amount and on terms satisfactory to the lender. As of September 30, 2021, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults. Compliance with all other covenants was met as of September 30, 2021.

F-20

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Circle Lofts, LLC

In July 2020, the consolidated fund entered into a $5.0 million loan, which is secured by a deed of trust and assignment of rents of a multi-family property located in Scottsdale, Arizona. The loan has a variable interest rate per annum that is equal to LIBOR plus 5.25% with a floor of 5.25% and a ceiling of 11.25% per year. The loan matures in August 2050. The loan requires interest only payments until July 2021 and principal and interest payments thereafter until maturity. The loan amount may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongst other things, liens, insurance, and other indebtedness. The loan is guaranteed by individuals who are affiliates of the Company.

F-21

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Ironwood Fundco, LLC

In April 2021, the consolidated fund entered into a $5.8 million loan, which is secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.50%, resulting in a rate of 5.70% as of September 30, 2021. The loan requires interest-only payments until maturity in May 2022. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty.

In April 2021, the consolidated fund entered into a $2.5 million loan, which is secured by a deed of trust and assignment of rents of commercial property in Scottsdale, Arizona. The loan has a fixed rate per annum equal to 4.5% and matures in May 2022. The terms of the loan allow for a 12-month extension subject to certain conditions per the agreement and an extension fee of 0.25%. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

Caliber Residential Advantage Fund LP

In January 2019, the consolidated fund entered into a $1.8 million loan secured by the deeds of trust of each collateralized single-family home. The loan had a variable interest rate per annum which was the greater of (i) the rate of 5.00% or (ii) 2.85% plus the five-year treasury rate. The loan required principal and interest payments until maturity and the terms of the loan allowed the outstanding balance to be prepaid in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan originally matured in January 2024 and was guaranteed by the Company and included certain covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement. As of December 31, 2020, the Company was in compliance with all such covenants. In February 2021, the loan was paid down by an amount whereby the Company determined it was no longer the primary beneficiary of the investment fund and therefore the fund was deconsolidated. Refer to Note 2 – Summary of Significant Accounting Policies – Basis of Presentation and Consolidation for additional information on the Company’s accounting for VIEs.

Payroll Protection Program Loans

In April 2020, the consolidated funds were granted PPP loans totaling $3.4 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature in April 2022. The loans allow the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loans are determined, subject to limitations, on the use of loan proceeds over the 8-to-24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program. During the nine months ended September 30, 2021, $3.4 million of the outstanding PPP loans were forgiven. The gain recognized on the forgiveness of these loans is recorded in Consolidated fund expenses on the condensed consolidated statements of operations.

During the nine months ended September 30, 2021, the consolidated funds were granted a second round of PPP loans totaling $4.2 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature through April 2026. Management intends to use the proceeds consistent with the terms required to qualify for forgiveness, similar to the terms in the April 2020 PPP loan program, and believes the Company will also qualify for forgiveness of the entire loan amounts under this program.

Economic Injury Disaster Loans

In June 2020, the consolidated funds were granted Economic Injury Disaster Loans (“EIDL”) loans totaling $0.6 million. The loans are secured by the assets of the respective funds and have a fixed interest rate of 3.75 % and mature in June 2050. Principal and interest payments are deferred for the first 12 months of the loans. The loans allow for prepayment of principal plus accrued interest prior to maturity. The loan agreements contain certain usual and customary restrictions and covenants relating to, amongst other things, insurance, and other indebtedness. In addition, the terms of the loans include a cross-default provision whereby the Small Business Administration (“SBA”) may, in its discretion, without notice or demand require immediate payment of all amounts outstanding under the loans.

F-22

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Revolving Line of Credit

In August 2019, a consolidated fund entered into a revolving line of credit (“LOC”) with a maximum borrowing amount of $4.5 million. The LOC is secured by the partnership’s assets and is guaranteed by the Company. The LOC has a variable interest rate equal to the greater of (i) Wall Street Journal Prime Rate plus 0.25% per annum or (ii) 4.75%, resulting in a rate of 4.75% as of September 30, 2020. The Company is required to pay a fee of 0.20% of the unused revolving balance. The LOC matured in August 2021. In November 2021, the agreement was amended extending the maturity date of the LOC to August 2022. The terms of the LOC include certain financial covenants and as of September 30, 2021, the testing period, the Company was in compliance with all such covenants.

Convertible Notes

During the nine months ended September 30, 2021, the consolidated fund, Ironwood Fundco, LLC (“Ironwood”), entered into $6.5 million in 10.0% convertible notes with individual investors. The notes have a 12-month term which may be extended an additional 12 months by the fund manager. The notes require monthly or quarterly interest only payments until maturity and may be redeemed by the holder at any time prior to maturity into Class A Units of Ironwood at a post-money valuation determined by the fund manager at the time of conversion. As of September 30, 2021 and December 31, 2020, the value of the conversion feature was zero.

Future Minimum Payments

The following table summarizes the scheduled principal repayments of the consolidated funds’ indebtedness as of September 30, 2021 (in thousands):

Year	Amount
2021	$25,033
2022	86,993
2023	996
2024	1,037
2025	1,083
Thereafter	42,748
Total	$157,890

Deferred Financing Costs

During the nine months ended September 30, 2021 and 2020, amortization of deferred financing costs was $0.8 million and $0.9 million, respectively. There were no write-offs during the nine months ended September 30, 2021 and 2020.

Note 6 –      Related Party Transactions

Notes Receivable – Related Parties

Notes Receivable – Related Parties of consolidated funds

The Company, through its consolidated VIEs, entered into unsecured promissory notes with related parties. The notes mature on various dates through May 2022 and have interest rates of 12.00% per annum. No payments are required prior to the maturity of the notes. The notes may be prepaid in whole, or in part, without penalty. During the nine months ended September 30, 2021 and 2020, the Company earned approximately $1.5 million and $0.7 million, respectively, of interest in connection with the notes, which is included in Consolidated fund revenues on the accompanying condensed consolidated statements of operations. No interest was due at September 30, 2021 and December 31, 2020, respectively. As of September 30, 2021 and December 31, 2020, the outstanding principal balance on the notes were $18.1 million and $14.6 million, respectively, which is included in Notes receivable — related parties on the accompanying condensed consolidated balance sheets.

F-23

Fund Management

The Company manages multiple private equity real estate funds. See Note 2 – Summary of Significant Accounting Policies for detail on our revenues related to Fund Management. In general, the Company generates the following Fund Management revenues:

•	Asset Management Fees – We receive an annual asset management fee equal to 1.0% - 1.5% of all the non-affiliate capital contributions related to the ongoing management owned by the fund and the overall fund administration. We are also entitled to receive reimbursement for certain expenses incurred or paid on behalf of the fund, which may include an allocation of certain administrative and overhead costs. During nine months ended September 30, 2021 and 2020, the Company earned $1.7 million and $2.1 million, respectively, of asset management fees from related parties, which are included in Asset Management Fees on the accompanying condensed consolidated statements of operations.

•	Performance allocations – We are entitled to an allocation of the income otherwise allocable to the limited partners/members of the funds we manage, commonly referred to as carried interest. Generally we receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns typically range from 6% for common equity to 10-12% for preferred equity, which does not participate in profits. During the nine months ended September 30, 2021 and 2020, the Company earned $0.4 million, respectively, of performance allocations from related parties, which are included in Performance Allocations on the accompanying condensed consolidated statements of operations.

•	Transaction and Advisory Fees – We receive fees for services primarily relating to the marketing, offering, registering, and selling of equity and debt instruments of the affiliates (collectively, “Capital Raise Fees”), loan placement and guarantee fees. During the nine months ended September 30, 2021, and 2020, the Company earned $1.3 million and $0.5 million, respectively, of transaction and advisory fees from related parties, which are included in Transaction and Advisory Fees on the accompanying condensed consolidated statements of operations.

As of September 30, 2021 and December 31, 2020, amounts due to the Company from related parties for fund management services was $0.8 million and $0.9 million, respectively, which are included in Due from related parties on the accompanying condensed consolidated balance sheets.

Development

The Company provides development related management services to affiliates and third parties, which include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services.

During the nine months ended September 30, 2021 and 2020, the Company recognized $0.9 million and $2.8 million, respectively, of development revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying condensed consolidated statements of operations. As of September 30, 2021 and December 31, 2020, amounts due to the Company from related parties for development services were $0 and $0.1 million, respectively, which are included in Due from related parties on the accompanying condensed consolidated balance sheets.

Brokerage

The Company provides real estate brokerage services related to the purchase and sale of residential and commercial properties owned by the funds which we manage. During the nine months ended September 30, 2021 and 2020, the Company recognized $0.9 million and $0.5 million, respectively, of brokerage commission revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying condensed consolidated statements of operations. No amounts were due to the Company for brokerage commissions at September 30, 2021 or December 31, 2020.

F-24

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Notes Payable – Related Parties

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. In addition, the Company has a related party unsecured promissory note with a former member of the Company’s executive management team.

The following table summarizes the notes payable – related parties as of September 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable – Related Parties	September 30, 2021	December 31, 2020	Interest Rate	Maturity Date
Former Management	$50	$95	N/A	December 2023
Caliber Residential Advantage Fund, LP	865	-	6.50 – 7.50%	May 2022
Total Notes Payable – Related Parties	$915	$95

During the nine months ended September 30, 2021, the Company incurred $0.1 million of interest expense in connection with the notes payable – related parties, which is included in Interest expense on the accompanying condensed consolidated statements of operations. No interest expense was incurred for the nine months ended September 30, 2020. There was no interest payable due to related parties as of September 30, 2021 and December 31, 2020. Management expects to extend the Caliber Residential Advantage Fund, LP note at maturity.

Notes Payable – Related Parties of consolidated funds

The following table summarizes the notes payable – related parties of consolidated funds as of September 30, 2021 and December 31, 2020, respectively (in thousands):

Notes Payable – Related Parties	September 30, 2021	December 31, 2020	Interest Rate	Maturity Date
Roosevelt III HOLDCO, LLC	$2,100	$2,216	6.00%	May 2022
CDIF, LLC	1,415	-	12.00%	December 2021
Caliber Tax Advantaged Opportunity Zone Fund, LP	4,728	-	12.00%	July 2022
Caliber Diversified Opportunity Fund II, LP	500	-	10.00%	April 2022
Total Notes Payable – Related Parties	$8,743	$2,216

During the nine months ended September 30, 2021 and 2020, the consolidated funds incurred $0.3 million and $0.5 million of interest expense in connection with the notes payable – related parties, which is included in Consolidated fund expenses on the accompanying condensed consolidated statements of operations. Interest payable at September 30, 2021 was $0.2 million, which is included in Due to related parties on the accompanying condensed consolidated balance sheets. There was no interest payable due to related parties as of December 31, 2020. Management expects to extend these notes at maturity.

Withdrawal Agreement

In November 2014, the Company entered into an agreement with a former co-manager and member of one of the Company’s consolidated subsidiaries which outlined the terms of his resignation as co-manager and assignment of his member interest. In consideration for his resignation as co-manager and assignment of his member interest, the Company agreed to issue 55,556 shares of its common stock to the individual or his designee, provide the individual with construction services at no cost to the individual, as outlined in the agreement, and pay the individual or his designee up to $0.5 million in cash, as outlined in the agreement. The Company issued the 55,556 shares of common stock in April 2015. As of September 30, 2021 and December 31, 2020, $0.1 million and $0.2 million, respectively, was due to the former co-manager and member of the Company, which are included in Other liabilities on the accompanying condensed consolidated balance sheets.

Other

In the normal course of business, the Company has various amounts due from related parties, including affiliate entities and individuals, for various expenses paid for by the Company on their behalf and other charges. These amounts are generally unsecured, interest free, and due on demand. As of September 30, 2021 and December 31, 2020, other amounts due from related parties were approximately $0.4 million and $0.5 million, respectively, which are included in Due from related parties on the accompanying condensed consolidated balance sheets.

F-25

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

In the normal course of business, the Company has various amounts due to related parties, including affiliated entities and individuals, for various expenses paid for by the affiliates on the Company’s behalf and other short-term payment advances. These amounts are generally unsecured, interest free, and due on demand. As of September 30, 2021 and December 31, 2020, other amounts due to related parties were $0.3 million and $0, respectively, which are included in due to related parties on the accompanying condensed consolidated balance sheets.

Note 7 –      Commitments and Contingencies

Legal Matters

On January 27, 2020, Manitoba, and its President, filed a complaint in Maricopa County Superior Court in the State of Arizona against the Company and each of the members of its Board of Directors claiming among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and fraud in the inducement, in connection with the above equity grant. The complaint seeks damages in the amount of $10.9 million, but in no event less than $8.1 million, treble damages under the argument that the unissued shares are wages under Arizona law, or, alternatively, specific performance that the Company issue Manitoba 2,181,115 shares of Class A common stock, but in no event less than 1,625,324 shares. The complaint also seeks fees, costs, interest and such other relief as the court deems just and proper. At the Company’s urging, a stipulation to place the entire matter into private, binding arbitration before the American Arbitration Association (“AAA”) in accord with the parties’ prior agreement documentation was executed by counsel for the parties. On March 27, 2020, the Court ordered the parties to AAA arbitration, to be commenced within thirty days of said order. The arbitration commenced and, on May 29, 2020, the respondents submitted their answering statement and counterclaim to the AAA which included the Company’s request to submit a dispositive motion on legal issues on which the Company believed it was likely to succeed as a matter of law. Following a March 29, 2021 initial preliminary hearing conference with the arbitration panel in which the panel approved the Company’s request to submit the dispositive motion, the Company indeed successfully obtained dismissal of four (4) of the alleged claims brought by the prior consultant, including the claim against it for “treble damages”, as well as dismissal of four (4) of the alleged respondent parties, and one of the claimant parties. Caliber recently filed a Motion to Stay the proceedings for lack of jurisdiction based on Manitoba’s continued failure to register to conduct business in Arizona. None of the Company’s counterclaims have been dismissed.

The Company believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this legal matter cannot presently be determined. Accordingly, any adjustment that might result from the resolution of this matter has not been reflected in the condensed consolidated financial statements. If all shares demanded further to the aforementioned complaint are ultimately issued to Manitoba, investors’ relative ownership interest will experience additional dilution.

Environmental Matters

In connection with the ownership and operation of real estate assets, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim. The Company believes we are in material compliance with current laws and regulations and do not know of any existing environmental condition, in each case, that would reasonably be expected to have a material adverse effect on our financial condition or results of operations.

Note 8 –      Preferred Stock

Series B Preferred Stock

The powers, preferences, rights, and limitations of Series B preferred stock are as follows:

•	Series B shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the Company’s holders of common stock.
•	In the event of liquidation of the Company, the holders of Series B shall be entitled to receive cash in an amount equal to $4.00 for each share of Series B plus an amount equal to all declared and accrued but unpaid dividends.
•	Shares of Series B are convertible into shares of Class A common stock on the option conversion date at a conversion ratio of one share of Class A common stock, subject to adjustments.

F-26

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

•	Upon (i) the closing of the sale of shares of Class A common stock to the public in a firm-commitment underwritten public offering, (ii) a direct listing of Class A common stock on a national stock exchange or the OTC, (iii) the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, (iv) the date of the sale of all or substantially all of the stock or assets of the Company, or (v) the date of the written consent or affirmative vote of a majority of the Series B then outstanding, the Series B will automatically be converted into the number of shares of common stock into which such shares of Series B would be converted on the date of such occurrence.
•	Holders of Series B and holders of common stock shall vote together and not as separate classes and shall be entitled to vote with common stockholders as if their shares were converted into shares of common stock.
•	At any time when at least 25% of the initially issued shares of Series B remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of a majority of the Series B then outstanding voting separately as a single class: (i) alter the rights, powers or privileges of the Series B or bylaws in a way that adversely affects the Series B; or (ii) authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to the Series B in terms of the liquidation preference of the Series B.

The Company is authorized to issue up to 12,500,000 shares of Series B preferred stock pursuant to its Reg A+ Offering and second amended and restated certificate of incorporation. In the offering, which closed in February 2021, the Company raised approximately $11.0 million in proceeds. As of September 30, 2021 and December 31, 2020, 2,775,725 shares and 851,454 shares of Series B preferred stock were issued and outstanding, respectively.

Note 9 –      Net Loss Per Share

Basic earnings per common share for the nine months ended September 30, 2021 and 2020 are calculated by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting of stock options and warrants using the treasury stock method, and convertible debt and preferred stock using the if-converted method.

The Company considered the two-class method in calculating the basic and diluted earnings per share attributable to common stockholders for the nine months ended September 30, 2021 and 2020; however, it was determined that there was no impact to the calculation of basic and diluted net income (loss) per share attributable to common stockholders as Class A and Class B common stock share in the same earnings and profits, thus, having no impact on the calculation.

The following table summarizes the Company’s calculation of basic and diluted earnings per share attributable to common stockholders during the nine months ended September 30, 2021 and 2020, respectively (in thousands, except per share data):

	Nine Months Ended September 30,
	2021	2020
Numerator:
Net loss attributable to CaliberCos Inc.	$(256)	$(4,565)
Preferred stock dividends	-	(228)
Convertible debt interest	97	128
Net loss attributable to common shareholders of CaliberCos Inc.	$(159)	$(4,665)
Denominator:
Weighted average shares outstanding – basic	29,968	29,206
Dilutive shares – options, net	-	-
Dilutive shares – warrants, net	-	-
Weighted average shares outstanding – diluted	29,968	29,206

Basic net loss per share attributable to common shareholders	$(0.01)	$(0.16)
Diluted net loss per share attributable to common shareholders	$(0.01)	$(0.16)

The number of antidilutive shares during the nine months ended September 30, 2021, consisted of the potential exercise of stock options and potential conversion of convertible debt. The number of antidilutive shares during the nine months ended September 30, 2020, consisted of the potential exercise of stock options, warrants and the potential conversion of convertible debt. The following table summarizes these potential exercises and conversions during the nine months ended September 30, 2021 and 2020, respectively, which have been excluded from the computation of diluted loss per share attributable to common stockholders (in thousands):

F-27

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

	Nine Months Ended September 30,
	2021	2020
Additional common shares, if stock options were exercised	2,402	2,519
Additional common shares, if warrants were exercised	-	26
Additional common shares, if convertible debt were converted	332	332
	2,734	2,877

Note 10 – Fair Value of Financial Instruments

Fair Value of Financial Instruments Held By Consolidated Funds

Fair values of financial instruments held by consolidated funds are estimated using available market information and established valuation methodologies. Accordingly, the estimates presented are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Financial instruments that approximate fair value due to the short-term nature of the instruments consist of cash, restricted cash, accounts receivable, and accounts payable. The fair values of long-term debt, advance key money, and interest rate caps have been estimated based on current rates available for similar instruments with similar terms, maturities, and collateral. The carrying values of the consolidated funds’ long-term debt, advance key money, and interest rate caps as of September 30, 2021 and December 31, 2020, approximated fair value, except for the long-term debt instruments listed below, all of which were measured with Level 2 inputs. The estimated fair values for the instruments below were determined based on a discounted future cash-flow model (in thousands).

	September 30, 2021		December 31, 2020
Note Payable	Carrying Value	Fair Value	Carrying Value	Fair Value
Hampton Inn & Suites Hotel	$6,399	$4,355	$6,556	$4,107
Hilton Tucson East Hotel	9,400	13,639	14,000	13,189
GC Square Apartments	11,600	7,866	11,600	7,521
Ironwood Fundco, LLC	2,475	2,379	-	-

Note 11 – Segment Reporting

The Company’s operations are organized into three operating segments which constitute three reportable segments for management and financial reporting purposes: Fund Management, Development and Brokerage. Each segment is described below:

Fund Management

The Fund Management segment includes all of our corporate operations, as well as the revenue generated by the fund/asset management services and capital raising services provided to the private equity real estate funds which the Company manages.

Development

The Development segment provides development services to affiliated entities as well as third parties. Development related management services include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, amongst others.

Brokerage

This segment includes our real estate brokerage operations. The Company generates commission revenue by acting as a broker for residential and commercial real estate owners and investors seeking to buy and/or sell properties, including investment properties, as well as primary residences. The Company provides brokerage services to affiliated entities as well as third parties.

F-28

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

The information below includes the operating results and measures of profitability for all operating entities which the Company and our chief executive officer, who is our chief operating decision maker (“CODM”), analyze on a regular basis, for the purposes of allocating resources and assessing performance. The results of each segment are presented on a gross basis, prior to any necessary adjustments to (i) eliminate inter-segment transactions, if any, (ii) eliminate the results of entities that are not included in our accompanying condensed consolidated financial statements, (iii) eliminate revenue activity presented gross when U.S. GAAP requires net, and (iv) reclassify items to reflect U.S. GAAP consolidated presentation. The following tables summarize the net income (loss) of each reportable segment during the nine months ended September 30, 2021 and 2020, respectively (in thousands):

F-29

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO Condensed CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

	Nine Months Ended September 30, 2021 (unaudited)
	Real Estate Services				Non-Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues
Asset management fees	$4,824	$-	$-	$4,824	$-	$(3,118)	$1,706
Performance allocations	396	-	-	396	-	-	396
Transaction and advisory fees	1,768	1,615	940	4,323	-	(1,207)	3,116
Consolidated funds revenues	-	-	-	-	30,854	-	30,854
Total revenues	6,988	1,615	940	9,543	30,854	(4,325)	36,072

Expenses
Operating costs	4,621	1,840	191	6,652	-	(607)	6,045
General and administrative	1,916	113	47	2,076	-	(1)	2,075
Marketing and advertising	1,329	1	-	1,330	-	(1)	1,329
Depreciation and amortization	29	-	45	74	-	-	74
Consolidated funds expenses	-	-	-	-	43,718	-	43,718
Total expenses	7,895	1,954	283	10,132	43,718	(609)	53,241

Other (expenses) income, net	299	48	510	857	-	(1)	856
Interest income	91	-	-	91	-	(91)	-
Interest expense	(479)	-	(106)	(585)	-	39	(546)
Net Income (Loss)	$(996)	$(291)	$1,061	$(226)	$(12,864)	$(3,769)	$(16,859)

F-30

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO Condensed CONSOLIDATED FINANCIAL STATEMENTS

	Nine Months Ended September 30, 2020 (unaudited)
	Real Estate Services				Non-Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues
Asset management fees	$3,803	$-	$-	$3,803	$-	$(1,659)	$2,144
Performance allocations	382	-	-	382	-	-	382
Transaction and advisory fees	845	3,672	509	5,026	-	(1,249)	3,777
Consolidated funds revenues	-	-	-	-	25,011	-	25,011
Total revenues	5,030	3,672	509	9,211	25,011	(2,908)	31,314

Expenses
Operating costs	5,311	3,644	383	9,338	-	(664)	8,674
General and administrative	2,568	90	59	2,717	-	-	2,717
Marketing and advertising	698	4	-	702	-	-	702
Depreciation and amortization	29	-	84	113	-	-	113
Consolidated funds expenses	-	-	-	-	37,179	-	37,179
Total expenses	8,606	3,738	526	12,870	37,179	(664)	49,385

Other (expenses) income, net	(52)	(1)	-	(53)	-	-	(53)
Interest income	7	-	-	7	-	-	7
Interest expense	(502)	-	(157)	(659)	-	203	(456)
Net Loss	$(4,123)	$(67)	$(174)	$(4,364)	$(12,168)	$(2,041)	$(18,573)

F-31

CALIBERCOS, INC. AND SUBSIDIARIES

NOTES TO condensed CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 12 – Subsequent Events

Management has evaluated events and transactions that have occurred after September 30, 2021 through December 28, 2021, the date these condensed consolidated financial statements were available to be issued. Except as discussed in Note 5 – Notes Payable, there have been no events after September 30, 2021 for which recognition or disclosure is required.

F-32

CaliberCos Inc. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

F-33

CaliberCos Inc. and Subsidiaries

F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of CaliberCos, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CaliberCos, Inc. and subsidiaries (the "Company") as of December 31, 2020, the related consolidated statements of operations, stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

December 28, 2021

We have served as the Company's auditor since 2020.

F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CaliberCos Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of CaliberCos Inc. and Subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statement of operations, changes in stockholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor from 2016 to 2020.

New York, NY

June 18, 2020, except for the effects of the Company’s reclassification of its financial statement presentation as described in Note 2 – Significant accounting policies (reclassification), as to which the date is December 28, 2021.

F-36

CaliberCos Inc. and Subsidiaries

Consolidated Balance Sheets

(amounts in thousands, except for share and per share data)

	December 31,
	2020	2019
Assets
Cash	$1,821	$3,557
Restricted cash	11	-
Real estate investments, net	3,215	3,152
Due from related parties	1,300	5,136
Investments in unconsolidated entities	1,543	1,372
Prepaid and Other assets	871	1,552
Assets of consolidated funds
Cash	4,711	8,275
Restricted cash	4,272	4,859
Real estate investments, net	191,796	141,399
Accounts Receivable, net	701	1,883
Notes receivable – related parties	14,641	2,028
Due from related parties	150	12
Other assets	2,305	2,660
Total assets	$227,337	$175,885

The accompanying notes are an integral part of these consolidated financial statements

F-37

CaliberCos Inc. and Subsidiaries

Consolidated Balance Sheets (Continued)

(amounts in thousands, except for share and per share data)

	December 31,
	2020	2019
Liabilities, Mezzanine Equity, and Shareholders’ Equity
Notes payable	$5,940	$7,165
Notes payable – related party	95	1,220
Accounts payable and accrued expenses	3,690	3,907
Buyback obligation	13,021	13,311
Due to related parties	242	1,101
Other liabilities	1,067	902
Liabilities of consolidated funds
Notes payable	140,286	113,040
Notes payable – related party	2,216	9,877
Accounts payable and accrued expenses	6,758	4,664
Due to related parties	-	208
Other liabilities	5,584	6,461
Total liabilities	178,899	161,856

Commitments and Contingencies

Mezzanine Equity – Series A convertible, mandatorily redeemable preferred stock, $0.001 par value; 2,564,103 shares authorized and 0 and 1,657,396 issued and outstanding as of December 31, 2020 and 2019, respectively.	-	3,842

Stockholders’ Equity
Preferred Stock Series B, $0.001 par value; 12,500,000 shares authorized, 851,454 shares issued and outstanding as of December 31, 2020.	-	-
Common stock Class A, $0.001 par value; 100,000,000 shares authorized, 17,701,309 and 15,610,097 shares issued and 17,474,808 and 15,610,097 shares outstanding as of December 31, 2020 and December 31, 2019, respectively.	17	16
Common stock Class B, $0.001 par value; 15,000,000 shares authorized, 12,474,692 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively.	12	12
Paid-in capital	22,039	14,860
Less treasury stock, at cost, 226,500 and 117,500 shares repurchased and 6,013,346 and 6,122,346 forward repurchase shares as of December 31, 2020 and December 31, 2019, respectively.	(13,626)	(13,626)
Accumulated deficit	(24,780)	(19,090)
Stockholders’ deficit attributable to CaliberCos Inc.	(16,338)	(17,827)
Stockholders’ equity attributable to noncontrolling interests	64,776	28,015
Total Stockholders' Equity	48,438	10,187
Total Liabilities, Mezzanine Equity, and Stockholders’ Equity	$227,337	$175,885

The accompanying notes are an integral part of these consolidated financial statements

F-38

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Years Ended December 31,
	2020	2019
Revenues
Asset management fees	$2,754	$2,692
Performance allocations	299	6
Transaction and advisory fees	3,415	12,094
Consolidated fund revenues	31,409	63,001
Total revenues	37,877	77,793

Expenses
Operating Costs	10,972	12,314
General and administrative	2,751	1,894
Marketing and Advertising	1,086	435
Depreciation and amortization	151	176
Consolidated fund expenses	49,227	57,743
Total expenses	64,187	72,562

Other expenses (income), net	(86)	(1,906)
Interest income	(7)	(10)
Interest expense	(672)	1,203
Net (Loss) Income Before Income Taxes	(25,545)	5,944
Provision for (benefit from) income taxes	-	-
Net (Loss) Income	(25,545)	5,944
Net (loss) attributable to noncontrolling interests	(20,099)	(523)
Net (Loss) Income Attributable to CaliberCos Inc.	$(5,446)	$6,467

Basic net (loss) income per share attributable to common stockholders	$(0.19)	$0.22
Diluted net (loss) income per share attributable to common stockholders	$(0.19)	$0.18
Weighted average common shares outstanding:
Basic	29,392	28,031
Diluted	29,392	33,754

The accompanying notes are an integral part of these consolidated financial statements

F-39

CaliberCos Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

(Amounts in thousands)

			CaliberCos Inc.
			Common Stock
	Preferred Stock		Common Stock		Class A		Class B
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid in Capital	Treasury Stock	Accumulated Deficit	Noncontrolling Interests	Total Stockholders' Equity
Balances at January 1, 2019	-	$-	27,975	$28	-	$-	-	$-	$14,172	$(13,626)	$(24,666)	$27,711	$3,621
Designation of common stock to Class A and Class B	-	-	(27,975)	(28)	15,500	15	12,475	12	-	-	-	-	-
Issuance of common stock	-	-	-	-	37	-	-	-	66	-	-	-	66
Settlement of obligations	-	-	-	-	74	-	-	-	148	-	-	-	148
Equity based compensation expense	-	-	-	-	-	-	-	-	474	-	-	-	474
Distribution to preferred stockholders ($0.27 per share)	-	-	-	-	-	-	-	-	-	-	(440)	-	(440)
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	12,625	12,625
Redemptions of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(6,301)	(6,301)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(5,557)	(5,557)
Consolidation of VIEs	-	-	-	-	-	-	-	-	-	-	(452)	13,134	12,681
Deconsolidation of VIEs	-	-	-	-	-	-	-	-	-	-	-	(13,074)	(13,074)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	6,467	(523)	5,944
Balances at December 31, 2019	-	$-	-	$-	15,611	$15	12,475	$12	$14,860	$(13,626)	$(19,090)	$28,015	10,187
Issuance of common stock	-	-	-	-	19	-	-	-	35	-	-	-	35
Conversion of Series A preferred stock to Class A common stock	-	-	-	-	2,072	2	-	-	3,848	-	-	-	3,850
Issuance of preferred stock	851	-							3,406				3,406
Equity based compensation expense	-	-	-	-	-	-	-	-	(110)	-	-	-	(110)
Distribution to preferred stockholders ($0.15 per share)	-	-	-	-	-	-	-	-	-	-	(244)	-	(244)
Contributions from noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	14,131	14,131
Redemptions of noncontrolling interest	-	-	-	-	-	-	-	-	-	-	-	(3,720)	(3,720)
Distributions to noncontrolling interest holders	-	-	-	-	-	-	-	-	-	-	-	(2,439)	(2,439)
Consolidation of VIEs	-	-	-	-	-	-	-	-	-	-	-	48,888	48,888
Net income (loss)	-	-	-	-	-	-	-	-	-	-	(5,446)	(20,099)	(25,545)
Balances at December 31, 2020	851	$-	-	$-	17,702	$17	12,475	$12	$22,039	$(13,626)	$(24,780)	$64,776	$48,438

The accompanying notes are an integral part of these consolidated financial statements

F-40

CaliberCos, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(amounts in thousands)

	Years Ended December 31,
	2020	2019
Cash Flows From Operating Activities
Net (loss) income	$(25,545)	$5,944
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	146	176
Equity based compensation	(110)	474
Gain on extinguishment of debt	(1,399)
Gain on disposition of real estate		(10,444)
Changes in operating assets and liabilities:		.
Real estate assets held for sale	-	1,783
Due from related parties	3,835	(3,225)
Prepaid and other assets	681	(1,185)
Investments in unconsolidated entities	(171)	(802)
Accounts payable and accrued expenses	(19)	189
Due to related parties	(859)	(609)
Other liabilities	(32)	453
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities of consolidated funds:
Depreciation	7,886	8,190
Amortization of advanced key money	(75)	(125)
Amortization of above-market ground lease	(125)	(75)
Amortization of deferred financing costs	1,216	1,172
Gain on disposition of real estate	(122)	-
Loss on retirement of real estate assets	458	-
Loss on extinguishment of debt	-	131
Changes in operating assets and liabilities of consolidated funds:
Accounts receivable, net	1,231	(674)
Due from related parties	(68)	435
Prepaid and other assets	366	143
Accounts payable and accrued expenses	(2,411)	3,260
Due to related parties	(208)	(432)
Other liabilities	(615)	314
Net cash (used in) provided by operating activities	(15,940)	5,093

Cash Flows From Investing Activities
Investments in real estate assets	(209)	(817)
Payment received on notes receivable – related parties	-	-
Proceeds from disposition of real estate	-	10,869

Cash Flows From Investing Activities of consolidated funds
Consolidation of VIE	-	6,524
Deconsolidation of VIE	-	(16,441)
Proceeds from disposition of real estate	-	14,903
Acquisitions of real estate assets	(2,869)	(4,471)
Investments in real estate assets	(6,368)	(2,706)
Funding of notes receivable – related party	(3,670)	(2,000)
Payment received of notes receivable – related party	3,619	100
Net cash (used in) provided by investing activities	(9,497)	5,961

The accompanying notes are an integral part of these consolidated financial statements

F-41

CaliberCos, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(amounts in thousands)

	Years Ended December 31,
	2020	2019
Cash Flows From Financing Activities
Proceeds from notes payable	1,399	580
Repayments of notes payable	(1,225)	(1,120)
Repayments of notes payable – related parties	(65)	(5,496)
Proceeds from the issuance of preferred stock	3,406
Proceeds from the issuance of common stock	35	66
Proceeds of notes payable – related parties	-	1,187
Payments of treasury stock – buyback obligation	(291)	(267)
Distributions to preferred stockholders	(244)	(440)

Cash Flows From Financing Activities of consolidated funds
Capital Lease Payments	(133)	(72)
Payment of Deferred Financing Costs	(432)	(155)
Proceeds from notes payable	26,417	4,291
Repayments of notes payable	(16,222)	(10,238)
Repayments of notes payable – related parties	(1,076)	(2,709)
Proceeds from notes payable – related parties	20	8,415
Contributions from noncontrolling interest holders	14,131	12,625
Redemptions of noncontrolling interests	(3,720)	(6,301)
Distributions to noncontrolling interest holders	(2,439)	(5,557)
Net cash provided by (used in) financing activities	19,561	(5,191)
Net (Decrease) Increase in Cash and Restricted Cash	(5,876)	5,863
Cash and Restricted Cash at Beginning of Period	16,691	$10,828
Cash and Restricted Cash at End of Period	$10,815	$16,691

	Years Ended December 31,
	2020	2019
Reconciliation of Cash and Restricted Cash
Cash at beginning of period	$11,832	$5,955
Restricted cash at beginning of period	4,859	4,873
Cash and restricted cash at beginning of period	16,691	10,828

Cash at end of period	$6,532	$11,832
Restricted cash at end of period	4,283	4,859
Cash and restricted cash at end of period	10,815	$16,691

The accompanying notes are an integral part of these consolidated financial statements

F-42

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Organization, Liquidity and Impact of COVID-19

CaliberCos Inc., a Delaware corporation, and its consolidated subsidiaries (collectively, the “Company”, “Caliber”, “we”, “our”, and “us”), is an alternative asset manager of private syndication and direct investment real estate funds. and provider of a full suite of traditional real estate services. The Company was formed in November 2014, and originally began as Caliber Companies, LLC, an Arizona limited liability company, which commenced operations in January 2009. We also provide various support services to the investments we manage including capital raising services, lending support, construction and development management, and real estate brokerage. Our business is organized into three reportable segments Fund Management, Development and Brokerage. As of December 31, 2020, we had operations in Alaska, Arizona, Colorado, Nevada and Utah.

In general, our private equity real estate funds are organized as operating partnerships, in which multiple unrelated passive investors own partnership interests. In addition, we are designated as the manager and/or general partner of the partnership. Depending on the legal structure and arrangements between us and the funds, we may or may not consolidate the partnerships for financial reporting purposes. For funds in which we are determined to be the controlling party or primary beneficiary for financial reporting purposes, the fund is consolidated, and the passive investors’ ownership is presented as noncontrolling interest in the accompanying consolidated financial statements. For funds in which we are not determined to be the controlling party for financial reporting purposes, the fund is not consolidated, and any fees earned from the fund are included in fund management revenue in the accompanying consolidated financial statements. See Note 2 – Summary of Significant Accounting Policies for more detail.

In December 2019, the Company filed a Form 1-A related to a Regulation A offering (“Reg A+ Offering”). A Reg A+ Offering is an exemption to the securities registration requirement found in the Securities Act of 1933 which allows private companies to make exempt public offerings of up to $50 million in securities, as required by the Jumpstart Our Business Startups Act. Concurrently with the Reg A+ Offering, the Company entered into an agreement with SI Securities, LLC regarding the Company’s proposed offering of Series B preferred stock (“Series B”) convertible into Class A common stock pursuant to the Reg A+ Offering. In January and February 2020, the Company made amendments to and refiled its Form 1-A to its Reg A+ Offering. The offering was subsequently qualified by the Securities and Exchange Commission (“SEC”) in February 2020 and June 2020. See Note 13 – Preferred Stock for additional details relating to our Series B offered through the Reg A+ Offering.

Liquidity

The Company, through guarantees of loans held by its consolidated funds, has five separate real estate loans outstanding with maturity dates within the 12-month period subsequent to when these financial statements were issued with outside lenders totaling $91.7 million at December 31, 2020. Management is actively managing the potential amendments to the applicable loan agreements to include additional extension options, pay off or refinancing of these facilities. Management believes that we will be able to enter into new financing arrangements with third party lenders. See Note 6 – Notes Payable for additional details.

F-43

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020, the Company, under its Reg A+ Offering, has raised approximately $3.4 million of net proceeds and subsequent to December 31, 2020 has raised approximately $7.6 million in additional net proceeds from the offering.

Impact of COVID-19

The novel strain of coronavirus disease (“COVID-19”), is believed to have been first identified in China in late 2019 and has spread globally. The rapid spread resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders and shutdowns. Due to government actions including travel restrictions and mandated closures of businesses, our business was significantly impacted by the effects of COVID-19.

Due to the continued uncertainty in the outbreak, we are not in a position to predict when normal business operations will resume; however, we have taken steps to manage the effect of the pandemic on our corporate business and on the assets we manage which include, but are not limited to: (i) implementation of remote work arrangements, which has not had a material effect on our ability  to maintain our business operations; (ii) suspending/deferring any unnecessary capital improvements to our assets, unless for fire, life and safety; (iii) reducing food and beverage operations, within our hotels, in accordance with government regulations; (iv) furloughing any non-essential employees; (v) participating in the Paycheck Protection Plan program (“PPP”); and (vi) having constant communications with lenders to receive additional facilities, convert current reserves into operational reserves and suspend the minimum debt service coverage ratio requirement, when applicable, for a 12-month period.

The overall impact of COVID-19 will depend on the length of time that the pandemic continues, its effect on demand drivers for our investments, the extent to which it affects our ability to raise capital into our investment products, and the effect of governmental regulations imposed in response to the pandemic, as well as uncertainty regarding all of the foregoing.

Note 2 – Summary of Significant Accounting Policies

Accounting Policies of the Company

Basis of Presentation and Consolidation

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include our accounts and those of our consolidated subsidiaries, which include variable interest entities (“VIEs”) where we are considered the primary beneficiary and voting interest entities (“VOEs”), where we have determined that we have a controlling financial interest, under the “Consolidations” Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) (Topic 810). The equity and net income or loss attributable to noncontrolling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets, statements of operations, and statements of changes in stockholders’ equity. All intercompany balances and transactions have been eliminated in consolidation.

F-44

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Variable Interest Entities

We determine if an entity is a VIE based on several factors, including whether the equity holders, as a group, lack the characteristics of a controlling financial interest. We make judgments regarding which types of activities most significantly impact the entity’s economic performance first on a qualitative analysis, then a quantitative analysis, if necessary. We analyze any investments in VIEs to determine if we are the primary beneficiary. A reporting entity is determined to be the primary beneficiary if it holds a controlling financial interest in a VIE.

Determining which reporting entity, if any, has a controlling financial interest in a VIE is primarily a qualitative analysis focused on identifying which reporting entity has both (i) the power to direct the activities of the entity that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or the right to receive benefits from such entity that could potentially be significant to such entity. Performance of that analysis requires the exercise of judgement. We consolidate any VIE for which we are the primary beneficiary and disclose significant VIEs of which we are not the primary beneficiary, as well as disclose our maximum exposure to loss related to the VIEs that are consolidated. See Note 3 – VIEs for more detail.

Voting Interest Entities

Entities that do not qualify as VIEs are generally assessed for consolidation as VOEs. For VOEs, we consolidate the entity if we have a controlling financial interest in the entity. We have a controlling financial interest in a VOE if (i) for legal entities other than partnerships, we own a majority voting interest in the entity or, for limited partnerships and similar entities, we own a majority of the entity’s kick-out rights through voting limited partnership interests and (ii) non-controlling shareholders or partners do not hold substantive participating rights, and no other conditions exist that would indicate that we do not control the entity.

Use of Accounting Estimates

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are made and evaluated on an ongoing basis using information that is currently available as well as various other assumptions believed to be reasonable under the circumstances. The uncertainty in the economic environment created by COVID-19 and governmental imposed restrictions to contain it have increased the inherent uncertainty in such estimates and assumptions. Actual results could differ significantly from those estimates.

Reclassification

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications also did not have any impact on our balance sheet, statement of changes in stockholders’ equity, or statement of cash flows. In addition, during 2021 the Company realigned our operating segments to better reflect the internal management of our business based on a change to the way our chief operating decision maker monitors performance, aligns strategies, and allocates resources.

As a result, the prior amounts of the company's VIE's (consolidated funds) have been reclassified and presented separately within assets and liabilities of consolidated funds on the accompanying consolidated balance sheet; revenues and expenses of consolidated funds on the consolidated statement of operations; and consolidated funds activity on the consolidated statement of cash flows for consistency with the current presentation. These consolidated financial statements and related footnotes, including prior year financial information, are presented to better reflect our current business plan. These changes in presentation did not impact total revenues, total expenses, or net loss/income. See Note 2 – Summary of Significant Accounting Policies – Segment Information and Note 3 – VIE’s for additional information.

Investments in Unconsolidated Entities

If an entity is not a VIE, our determination of the appropriate accounting method with respect to our investments in limited liability companies and other investments is based on voting control. For our managing member interests in limited liability companies, we are presumed to control (and therefore consolidate) the entity, unless the other limited partners have substantive rights that overcome this presumption of control. These substantive rights allow the limited partners to remove the general partner with or without cause or to participate in significant decisions made in the ordinary course of the entity’s business. We account for our non-controlling investments in these entities under the equity method. Our investments in unconsolidated subsidiaries in which we have the ability to exercise significant influence over operating and financial policies, but do not control, or entities which are VIE in which we are not the primary beneficiary are accounted for under the equity method.

F-45

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company uses the hypothetical-liquidation-at-book-value (“HLBV”) approach to account for its equity method investments as the capital structure of its equity method investments results in different liquidation rights and priorities than what is reflected by the underlying percentage ownership interests as defined by the equity method agreements. Simply applying the percentage ownership interest to GAAP net income in order to determine earnings or losses does not accurately represent the income allocation and cash flow distributions that will ultimately be received by the investors. Under the equity method, the investor’s share of the investee’s earnings or loss is calculated by the investor’s capital account at the end of the period assuming that the investee was liquidated or sold at book value, plus cash distributions received by the investor during the period, minus the investor’s new investments in the investee during the period, and minus the investor’s capital account at the beginning of the period assuming that the investee was liquidated or sold at book value. Accordingly, our share of the earnings or loss from these equity-method investments are included in consolidated net (loss) income for the year ended December 31, 2020 and 2019.

Our determination of the appropriate accounting treatment for an investment in a subsidiary requires judgment of several factors including the size and nature of our ownership interest and the other owners’ substantive rights to make decisions for the entity. If we were to make different judgments or conclusions as to the level of our control or influence, it could result in a different accounting treatment. Accounting for an investment as either consolidated or using the equity method generally would have no impact on our net income or members’ equity in any accounting period, but a different treatment would impact individual income statement and balance sheet items, as consolidation would effectively “gross up” our statement of operations and balance sheet. In addition, under the equity method, impairment losses are recognized upon evidence of other-than-temporary losses of value.

As of December 31, 2020 and 2019, the carrying amount of our investments in unconsolidated entities was $1.5 million and $1.4 million, respectively, which is included in Prepaid and other assets on the accompanying consolidated balance sheets. In certain situations, the Company has invested only a nominal amount of cash, or no cash at all, into a venture. As the manager of the venture, we are entitled to 25 – 35% of the residual cash flow produced by the venture after the payment of any priority returns.

Depreciation and Amortization Expense

Depreciation expense includes costs associated with the purchase of furniture and equipment and office leasehold improvements which are recorded at cost. Furniture and equipment costs are depreciated using the straight-line method over the estimated useful life of the asset, generally three to seven years beginning in the first full month the asset is placed in service. Office leasehold improvements are amortized using the straight-line method over the shorter of the respective estimated useful life or the lease term. For the years ended December 31, 2020 and 2019, depreciation expense was $0.2 million, respectively.

F-46

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is determined to not be recoverable. If events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted net future cash flows resulting from the use of the asset, excluding interest charges. If the carrying amount exceeds the aggregate undiscounted future cash flows, we recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the asset.

For the years ended December 31, 2020 and 2019, the Company did not record an impairment loss related to its real estate and other long-lived assets.

F-47

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate Assets Held for Sale

An asset or asset group is classified as held for sale when certain criteria are met including management’s approval for sale, the availability of the asset or asset group to be sold in its present condition, and the likelihood of the sale occurring within the next twelve months is probable. At such time, if the asset was being depreciated, depreciation is no longer recognized. Assets held for sale are recorded at the lower of their carrying value, or estimated net realizable value, less costs to sell. The estimates used in the determination of the net realizable value of real estate held for sale are based on known factors to the Company at the time such estimates are made and management’s expectations of future operations and economic conditions. Should the estimate or expectations used in determining net realizable value deteriorate in the future, the Company may be required to recognize impairment charges or write-offs related to these real estate assets held for sale. In the event an asset classified as held for sale no longer meets the criteria for held for sale classification the asset is reclassified as held for use at the lower of the fair value or the depreciated basis as if the asset had continued to be used.

Cash

Cash includes cash in bank accounts. The Company deposits cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, the Company’s cash balances may exceed FDIC limits. Although the Company bears risk on amounts in excess of those insured by the FDIC, it has not experienced and does not anticipate any losses due to the high quality of the institutions where the deposits are held.

Restricted Cash

Restricted cash consists of held in escrow accounts by contractual agreement with the Company’s lender as part of financial loan covenant requirements.

F-48

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

Substantially all of the Company’s revenues are generated from the management, ownership and/or operations of real estate assets located in Alaska, Arizona, Colorado, Nevada, and Utah. The Company mitigates the associated risk by:

·	diversifying our investments in real estate assets across multiple asset types, including office, hospitality, single-family, multi-family, and self-storage properties;

·	diversifying our investments in real estate assets across multiple geographic locations including different markets and sub-markets in which our real estate assets are located;

·	diversifying our investments in real estate assets across assets at differing points of stabilization, and in varying states of cash flow optimization; and

·	maintaining financing relationships with a diversified mix of lenders (differing size and type), including large national banks, local community banks, private equity lenders, and insurance companies.

Mezzanine Equity

The Company may issue one or more series of preferred stock. Preferred stock, which is subject to mandatory redemption by the Company, is presented as temporary, or mezzanine equity, and presented separate from permanent equity on the accompanying consolidated balances sheets. The Series A Preferred Stock (“Series A”) are mandatorily redeemable at a fixed price on a fixed or determinable date. Series A contains a put option which allows the holder to convert the Series A into Class A common stock of the Company at any time prior to redemption. As a result, the Company concluded that the Series A would not meet the characteristics of being mandatorily redeemable until the conversion option expired. Accordingly, the Series A are presented as mezzanine equity on the accompanying consolidated balance sheets. Mezzanine equity was initially recorded at fair value on the issuance date. If it is probable that the equity instrument will become redeemable, the carrying amount of the instrument is accreted up over time using the effective-interest method, such that the carrying value equals the redemption value on the redemption date. In April 2020, the Company converted the outstanding shares of Series A to shares of Class A common stock, as such as of December 31, 2020 no shares of Series A remain outstanding. See Note 12 – Stockholders’ Equity and Share-Based Payments and Note 13 – Preferred Stock for more detail relating to preferred stock.

Noncontrolling Interests in Consolidated Real Estate Partnerships

We report the unaffiliated partners’ interests in the net assets of our consolidated real estate partnerships as noncontrolling interests within the accompanying consolidated statements of changes in stockholders’ equity. Noncontrolling interests consist primarily of equity interests held by limited partners in consolidated real estate partnerships. We generally attribute to noncontrolling interests their share of income or loss of the consolidated partnerships based on their proportionate interest in the results of operations of the partnerships, including their share of losses even if such attribution results in a deficit noncontrolling interest balance within our equity and partners’ capital accounts.

The terms of the partnership agreements generally require the partnerships to be liquidated following the sale of the underlying real estate assets. As the general partner in these partnerships, we ordinarily control the execution of real estate sales and other events that could lead to the liquidation, redemption or other settlement of noncontrolling interests. The terms of certain partnership agreements outline differing classes of equity ownership, some of which are redeemable by the partnership at the partnership manager’s discretion.

F-49

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, management applies the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. The Company’s revenues primarily consist of fund management and transaction and advisory fees.

Fund Management

Asset Management Fees are generally based on 1.0% - 1.5% of the unreturned capital contributions in a particular fund and include reimbursement for costs incurred on behalf of the fund, including an allocation of certain overhead costs. Asset management fees are recalculated on an annual basis. These customer contracts require the partnership to provide management services, representing a performance obligation that the partnership satisfies over time.

Performance allocations (“carried interest”) are an arrangement in which we are entitled to an allocation of investment returns, generated within the investment funds which we manage, based on a contractual formula. We typically receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from  the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns range from 6% to 12%, typically 6% for common equity or 10-12% for preferred equity, which does not participate in profits. Performance allocations are related to services which have been provided and are recognized when it is determined that they are no longer probable of significant reversal, which is generally satisfied when an underlying fund investment is realized or sold.

Transaction and Advisory Fees

Revenues from contracts with customers includes fixed fee arrangements with its related party affiliates to provide certain associated activities which are ancillary to and generally add value to the assets we manage, such as set up and capital raising services associated with marketing, soliciting, and selling member interests in the affiliated limited partnerships, brokerage services, construction and development management services, loan placement and guarantees. The recognition and measurement of revenue is based on the assessment of individual contract terms. For performance obligations satisfied at a point in time, there are no significant judgments made in evaluating when the customer obtains control of the promised service.

For performance obligations satisfied over time, significant judgment is required to determine how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measurement of the Company’s progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Variable consideration is included in the estimated transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in transaction price are based largely on an assessment of its anticipated performance and all information that is reasonably available to the Company. Revenues are recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Set up services are a one-time fee for the initial formation, administration, and set up of the private equity real estate fund. These fees are recognized at the point in time when the performance under the contract is complete.

Capital raising fees are earned over time as equity capital is raised into our managed funds in proportion to the total capital specified in the related contract. Effective with the partnering with a third-party managing broker during the first quarter of 2020, capital raising fees are earned at a point in time at a fixed rate based on the amount of capital raised into our managed funds. Services include marketing, offering, registering, and ultimately raising capital.

Accounts Receivable

Accounts receivable primarily consists of reimbursable expenses from third party development projects. The Company continually reviews receivables and determines collectability by taking into consideration the history of past write-offs, collections, current credit conditions, payment history, and the financial condition of the related third party service providers. In the event that the collectability of a receivable is uncertain, the Company will record an increase in the allowance for doubtful accounts. Amounts that are determined to be uncollectible with a high degree of certainty are written-off through bad debt expense, which is included in Operating costs on the accompanying consolidated statements of operations. As of December 31, 2020, the allowance for doubtful accounts was $0.2 million. The Company did not record an allowance for doubtful accounts as of December 31, 2019.

Earnings Per Share

Basic earnings per share attributable to common stockholders is computed by dividing net income (loss) attributable to the Company less dividends on Series A and accretion of mezzanine equity value by the weighted average number of shares outstanding during each period. The computation of diluted income (loss) per share attributable to common stockholders further assumes the potential dilutive effect of potential common shares, which includes common shares, consisting of (a) stock options and warrants using the treasury stock method, and (b) convertible debt and preferred stock using the if-converted method. To the extent the inclusion of potential common shares is anti-dilutive, the potential common shares are excluded from the computation of diluted income (loss) per share attributable to common stockholders. See Note 14 – Net Income (Loss) Per Share for the calculation of earnings per share.

F-50

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Related Parties

In the normal course of business, the Company enters into transactions with related parties. Related parties include affiliates of the entity, entities under common control of the Company, significant stockholders and executive management and members of their immediate families, and other parties that can significantly influence the management and operating policies of the Company.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured by applying enacted tax rates and laws and are released in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided against deferred tax assets when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized.

A valuation allowance is required to reduce the balance of a deferred tax asset if it is determined that it is more-likely-than-not that all or some portion of the deferred tax asset will not be realized due to the lack of sufficient taxable income or other limitation on the Company’s ability to utilize the loss carryforward.

We recognize the impact of an income tax position, if that position is more-likely-than-not of being sustained on audit, based on the technical merits of the position. Related interest and penalties are classified as income taxes in the financial statements. See Note 9 – Income Taxes for more detail.

Share-Based Payments

The Company has granted stock to non-employees in non-capital raising transactions as compensation for services provided. For stock grants to non-employees, the fair value of the share-based payment is determined based upon the measurement date fair value. The measurement date may be either (i) the date at which a performance commitment is reached or (ii) the date at which the necessary performance to earn the equity instruments is complete. The fair value of the Company’s common stock grants is estimated using market factors, such as the current private market selling price of the Company’s common stock at the measurement date, depending on the terms of each arrangement. Non-employee share-based payment charges are recognized based on the terms of each arrangement, and share-based payment charges are generally recognized as the related service is provided. The average vesting period is four years.

Share-Based Compensation

In July 2017, the Company’s Board of Directors approved the 2017 Incentive Stock Plan (the “2017 Plan”), which was amended in June 2018 to authorize the issuance of up to 5.0 million shares of common stock. In June 2018, the Company’s Board of Directors approved and issued approximately 3.0 million employee stock options to existing employees. The total stock options outstanding as of December 31, 2020 and 2019, was 3.0 million and 3.7 million, respectively.

The Company estimates the fair value of stock options using the Black-Scholes valuation model, which requires certain assumptions that can materially impact the estimation of fair value and related compensation expense. The assumptions used to estimate fair value include the price of our common stock, the expected volatility of our common stock, the risk-free interest rate, and the expected term of stock option awards. Management elected to recognize forfeitures as they occur pursuant to ASU 2016-09, Compensation — Stock Compensation. As a result, no forfeiture rate was assumed.

Segment Information

During 2021, the Company realigned our operating segments to better reflect the internal management of our business which reflects a strategic shift in our operating strategies based upon our ability to generate fee earning capital and related ancillary fees for services which enhance the value of our managed investment funds. The Company’s operations are organized into three operating segments which constitute three reportable segments based on similarities with both their qualitative and economic characteristics. The Company’s chief operating decision maker uses total revenue, operating income and key operating statistics to evaluate performance and allocate resources to the Company’s operations. Under this revised structure, the Company’s operations are now organized into three reportable segments for management and financial reporting purposes, Fund Management, Development and Brokerage.

Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The Company’s chief operating decision maker no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds.

The non-reportable segments include certain business activities which do not meet the requirement to be a reportable segment because they are immaterial. These activities represent the operating activity of our single-family assets which involve both the sale and rental of real estate assets. In addition, the Company has not and does not allocate its assets or liabilities specifically to the operating segments and the Company’s chief operating decision maker does not review assets or liabilities by segment to make operating decisions. Assets, liabilities and corporate expenses are recorded at the legal entity level, which is not consistent to the operating segment and is therefore not reported by segment. See Note 16 – Segment Reporting for additional disclosures regarding the Company’s segments.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting Policies of Consolidated Funds

Accounting for Real Estate Investments

Upon the acquisition of real estate properties, a determination is made as to whether the acquisition meets the criteria to be accounted for as an asset acquisition or a business combination. The determination is primarily based on whether the assets acquired, and liabilities assumed meet the definition of a business. The determination of whether the assets acquired, and liabilities assumed meet the definition of a business includes a single or similar asset threshold. In applying the single or similar asset threshold, if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the assets acquired, and liabilities assumed are not considered a business. Most of our acquisitions meet the single or similar asset threshold, due to the fact that substantially all the fair value of the gross assets acquired is attributable to the real estate assets acquired.

Acquired real estate properties accounted for as asset acquisitions are recorded at cost, including acquisition and closing costs. The consolidated funds allocate the cost of real estate properties to the tangible and intangible assets and liabilities acquired based on their estimated relative fair values. Our consolidated funds determine the fair value of tangible assets, such as land, building, furniture, fixtures and equipment, using a combination of internal valuation techniques that consider comparable market transactions, replacement costs and other available information and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition. We determine the fair value of identified intangible assets or liabilities, which typically relate to in-place leases, using a combination of internal valuation techniques that consider the terms of the in-place leases, current market data for comparable leases, and fair value estimates provided by third party valuation specialists, depending upon the circumstances of the acquisition.

If a transaction is determined to be a business combination, the assets acquired, liabilities assumed, and any identified intangibles are recorded at their estimated fair values on the transaction date, and transaction costs are expensed in the period incurred.

Cost Capitalization and Depreciation

Our consolidated funds capitalize costs, including certain indirect costs, incurred in connection with our development and construction activities. Included in these capitalized costs are payroll costs associated with time spent by site employees in connection with capital addition activities at the asset level. We also capitalize interest, property taxes and insurance during periods in which redevelopment, development and construction projects are in progress. We commence capitalization of costs, including certain indirect costs, incurred in connection with our capital addition activities, at the point in time when activities necessary to get the assets ready for their intended use are in progress. This includes when assets are undergoing physical construction, as well as when apartment homes are held vacant in advance of planned construction, provided that other activities such as permitting, planning and design are in progress. We cease the capitalization of costs when the assets are substantially complete and ready for their intended use, which is typically when construction has been completed and apartment homes or other properties are available for occupancy. We charge the cost of ordinary repairs, maintenance and resident turnover to operating expense, as incurred.

Depreciation for all tangible real estate assets is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of our real estate assets are as follows:

Building and building improvements	15 – 40 years
Furniture, fixtures, and equipment	3 – 7 years

For the years ended December 31, 2020 and 2019, depreciation expense was $7.8 million and $8.2 million, respectively.

Impairment of Long-Lived Assets

Real estate and other long-lived assets to be held and used are stated at cost, less accumulated depreciation and amortization, unless the carrying amount of the asset is determined to not be recoverable. If events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, we make an assessment of its recoverability by comparing the carrying amount to our estimate of the undiscounted net future cash flows resulting from the use of the asset, excluding interest charges. If the carrying amount exceeds the aggregate undiscounted future cash flows, our consolidated funds recognize an impairment loss to the extent the carrying amount exceeds the estimated fair value of the asset.

For the years ended December 31, 2020 and 2019, our consolidated funds did not record an impairment loss related to its real estate and other long-lived assets.

Advance Key Money

Our consolidated funds have entered into certain arrangements in which hotel franchisors or their affiliates have provided the consolidated funds with financing as part of a franchise arrangement. The consolidated funds have been advanced funds upon entering into a franchise agreement and is not required to repay the funds as long as the franchise agreement is not terminated prior to its scheduled maturity. The potential amount of funds that would be required to be repaid decreases with the passage of time. The consolidated funds record a liability equal to the initial amount of funds received, which is amortized over the term of the franchise agreement and recorded as a reduction of franchise fee expense, which is included in Consolidated fund expenses in the accompanying consolidated statements of operations.

Cash

Cash includes cash in bank accounts. Our consolidated funds deposit cash with several high-quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company (“FDIC”) up to an insurance limit of $250,000. At times, our consolidated funds’ cash balances may exceed FDIC limits. Although the consolidated funds bear risk on amounts in excess of those insured by the FDIC, they have not experienced and do not anticipate any losses due to the high quality of the institutions where the deposits are held.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted Cash

Restricted cash consists of tenant security deposits and cash reserves required by certain loan agreements for capital improvements and repairs. As improvements and repairs are completed, related costs incurred by our consolidated funds are funded from the reserve accounts. Restricted cash also includes cash held in escrow accounts by mortgage companies on behalf of our consolidated funds for payment of property taxes, insurance, and interest.

Deferred Financing Costs

Deferred financing costs represent costs incurred in connection with obtaining long-term debt and are capitalized and amortized over the term of the related debt obligation using the straight-line method. These costs are amortized to interest expense using the straight-line method which approximates the effective interest method. Capitalized deferred financings costs, net of accumulated amortization, are offset against and included in Notes payable on the accompanying consolidated balance sheets.

Consolidated Fund Expenses

Consolidated fund expenses consist primarily of costs, expenses and fees that are incurred by, or arise out of the operation and activities of or otherwise related to, our consolidated funds, including, without limitation, operating costs, depreciation and amortization, interest expense on debt held by our consolidated funds, gain on disposition of real estate assets, insurance expenses, professional fees and other costs associated with administering and supporting those funds.

Revenue Recognition

In accordance with the ASC 606, Revenue from Contracts with Customers, our consolidated funds apply the five-step framework in determining the timing and amount of revenue to recognize. This framework requires an entity to: (i) identify the contract(s) with customers, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations within the contract, and (v) recognize revenue when or as the entity satisfies a performance obligation. Our consolidated funds’ revenues primarily consist of hospitality revenues and rental income.

Accounts Receivable

Accounts receivable primarily consists of amounts due from guests or groups for hotel rooms and services provided by the hotel properties. Accounts receivable also include due, but unpaid, rental payments. Our consolidated funds continually review receivables and determines collectability by taking into consideration the history of past write-offs, collections, current credit conditions, tenant payment history, the financial condition of the tenants, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is uncertain, our consolidated funds will record an increase in the allowance for doubtful accounts. Amounts that are determined to be uncollectible with a high degree of certainty are written-off through bad debt expense, which is included in other expenses, net on the accompanying consolidated statements of operations. Our consolidated funds did not record an allowance for doubtful accounts as of December 31, 2020 and 2019.

Interest Rate Caps

Our consolidated funds utilize interest rate caps, derivative financial instruments, to reduce interest rate risk. Our consolidated funds do not hold or issue derivative financial instruments for trading purposes. Accounting and reporting standards for derivative instruments and hedging activities require the consolidated funds to recognize all derivatives as either assets or liabilities on the consolidated balance sheets and measure those instruments at fair value. Changes in the fair value of those instruments are reported in earnings or other comprehensive income (loss) depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged. As of December 31, 2020 and 2019, the consolidated funds’ interest rate caps were estimated to have fair values (Level 2) equal to zero. See Note 6 – Notes Payable for more detail.

Fair Value of Financial Instruments

The fair value of financial instruments is disclosed in accordance with ASC 825, Financial Instruments. The fair value of our financial instruments is estimated using available market information and established valuation methodologies. The estimates of fair value are not necessarily indicative of the amounts the consolidated funds could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurements

Fair value measurements and disclosures consist of a three level valuation hierarchy. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the ability to observe the inputs employed in the measurement using market participant assumptions at the measurement date. An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

·	Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

·	Level 2 – Inputs include quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

·	Level 3 – Unobservable inputs for the asset or liability. These unobservable inputs reflect assumptions about what market participants would use to price the asset or liability and are developed based on the best information available in the circumstances (which might include the reporting company’s own data).

Recent Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), as amended by subsequent ASUs on this topic, which will require that a lessee recognize assets and liabilities on the balance sheet for all leases with a lease term of more than 12 months, with the result being the recognition of a right-of-use asset and a lease liability and the disclosure of key information about the entity’s leasing arrangements. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments in ASU 2016-02 are effective for the Company for its fiscal year beginning after December 15, 2021, and interim periods in its fiscal year beginning after December 15, 2022, with early adoption permitted. A modified retrospective approach is required for existing leases that have not expired upon adoption. We are currently evaluating the potential impact the adoption of ASU 2016-02, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

Financial Instruments

In June 2016, the FASB issued an update ASU 2016-13, Measurement of Credit Losses on Financial Instruments establishing Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments – Credit Losses (“ASC 326”), as amended by subsequent ASUs on the topic. ASU 2016-13 changes how entities account for credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current “incurred loss” model with an “expected loss” model that requires consideration of a broader range of information to estimate expected credit losses over the lifetime of the financial asset. In May 2019, the FASB issued ASU 2019-05 Financial Instruments – Credit Losses (Topic 326): Targeted Transition Relief, which allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that were previously recorded at amortized cost and are within the scope of ASC Subtopic 326-20 if the instruments are eligible for the fair value option under ASC Subtopic 825-10, Financial Instruments. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which amends the effective date of the update. The amendments in these updates are effective for the Company for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and applied using a modified-retrospective approach, with certain exceptions. We are currently evaluating the potential impact the adoption of ASU 2020-01, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

Investments – Equity Securities

In January 2020, the FASB issued ASU 2020-01, Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force), which clarify that an entity should consider observable transactions when determining to apply or discontinue the equity method for the purposes of applying the measurement alternative. The amendments also clarify that an entity would not consider whether a purchased option would be accounted for under the equity method when applying ASC 815-10-15-141(a). The amendments in ASU 2020-01 are effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years and should be applied prospectively. Early adoption is permitted. We are currently evaluating the potential impact the adoption of ASU 2020-01, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Debt

In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock, removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and also simplifies the diluted earnings per share calculation in certain areas. The amendments in ASU 2020-06 are effective for the Company for reporting periods beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted beginning after December 15, 2020. We are currently evaluating the impact of ASU 2020-06, but do not believe the adoption of this standard will have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements Adopted

Stock Compensation

In November 2019, the FASB issued ASU 2019-08, Compensation – Stock Compensation (Topic 718) and Revenue from Contracts with Customers. The guidance identifies, evaluates and improves areas of GAAP for which cost, and complexity can be reduced while maintain or improving the usefulness of the information provided. The amendments in the update expanded the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. For entities that have adopted the amendments in ASU 2018-07 (adopted by the Company as of January 1, 2018 as disclosed in prior year consolidated financial statements), the updated guidance is effective for annual periods beginning after December 15, 2019. The Company early adopted ASU 2019-08 as of January 1, 2019 (the effective date) and did not have any reclassifications or material impacts on our consolidated financial statements as a result of the adoption.

Note 3 – VIEs

As of December 31, 2020 and 2019, the Company’s accompanying consolidated financial statements included 14 and 11 entities, respectively, all of which are consolidated as VIEs (“consolidated funds”). In December 2019, the Company deconsolidated three VIEs, each of which owned an apartment building that was part of a multi-family portfolio (the “Palms”), because the Company was no longer determined to be the primary beneficiary. As such, operations of the three VIEs were included in the Company’s consolidated financial statements from the period January 1, 2019 to December 9, 2019 and deconsolidated on December 10, 2019.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2020, the Company began consolidating Caliber Fixed Income Fund III, LP (“CFIF III”) in June 2020, Circle Lofts, LLC (“Circle Lofts”) in July 2020 and TCC Inv Fund I, LLC (“TCC”) in September 2020 because the Company was determined to be the primary beneficiary. The consolidation of CFIF III, Circle Lofts and TCC consisted of the following (in thousands):

Assets of consolidated funds
Real estate investments, net	$47,748
Cash	2,604
Accounts receivable	49
Due from related parties	130
Notes receivable – related parties	34,493
Prepaid and other assets	69
Total Assets of consolidated funds	$85,093

Liabilities and Stockholders’ Equity of consolidated funds
Notes payable, net	$16,274
Notes payable – related parties	14,882
Accounts payable	2,941
Due to related parties	2,380
Accrued expenses	238
Other liabilities	36
Total Liabilities of consolidated funds	36,751

Stockholders’ Equity of consolidated funds	48,342
Total Liabilities and Stockholders’ Equity of consolidated funds	$85,093

For the year ended December 31, 2019, the Company consolidated Caliber Residential Advantage Fund, LP (“CRAF”) in July 2019 and DT Mesa Holdco II, LLC (“DT Mesa”) in November 2019 because the Company was determined to be the primary beneficiary. The consolidation of CRAF and DT Mesa consisted of the following (in thousands):

Assets of consolidated funds
Real estate investments	$8,304
Notes receivable – related parties	3,250
Cash	6,524
Prepaid and other assets	114
Total Assets of consolidated funds	$18,192

Liabilities and Stockholders’ Equity of consolidated funds
Notes payable	$2,785
Notes payable – related parties	2,250
Accounts payable	79
Due to related parties	109
Accrued expenses	25
Other liabilities	257
Total Liabilities of consolidated funds	5,505

Stockholders’ Equity of consolidated funds	12,687
Total Liabilities and Stockholders’ Equity of consolidated funds	$18,192

F-56

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Management has determined that the equity holders in our consolidated entities, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance and/or have disproportionate voting rights relative to their equity. In addition, the Company has all the decision-making power with respect to the activities of these entities, and none of the equity holders in the entities have substantive protective or participating rights to remove the power from the Company. The Company was determined to be the primary beneficiary of each of these entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual entities.

Generally, the assets of the individual consolidated VIEs can be used only to settle liabilities of each respective individual consolidated VIEs and the liabilities of the individual consolidated VIEs are liabilities for which creditors or beneficial interest holders do not have recourse to the general credit of the Company. When the VIE is consolidated, we reflect the assets, liabilities, revenues, expenses and cash flows of the consolidated funds on a gross basis, and the interests in the VIEs are included in non-controlling interest in the consolidated financial statements. The Company has provided financial support to certain consolidated VIEs in the form of short-term financing and guarantees of the debts of certain VIEs. In general, our maximum exposure to loss due to involvement with the consolidated VIEs is limited to the amount of capital investment in the VIE, if any, or the potential obligation to perform on the guarantee of debts.

The table below outlines the classification and carrying amounts of the assets and liabilities of the VIEs that are included in our accompanying consolidated balance sheets as of December 31, 2020 and 2019.

	December 31,
	2020	2019
Assets of consolidated funds
Real estate investments	$191,796	$141,399
Cash	4,711	8,275
Restricted cash	4,272	4,859
Accounts receivable, net	701	1,883
Notes receivable – related parties	14,641	2,028
Due from related parties	150	12
Prepaid and other assets	2,305	2,660
Total Assets of consolidated funds	$218,576	$161,116
Liabilities of consolidated funds
Notes payable, net of deferred financing costs	$140,286	$113,040
Notes payable – related parties	2,216	9,877
Accounts payable and accrued expenses	6,758	4,664
Due to related parties	-	202
Other liabilities	5,584	6,462
Total Liabilities of consolidated funds	$154,844	$134,245

See Note 11 – Commitments and Contingencies for additional information related to the commitments and contingencies of these VIEs.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 – Real Estate Investments

Held for Sale

As of December 31, 2020 and 2019, the Company had no assets classified as held for sale.

Asset Acquisitions by Consolidated Funds

During the year ended December 31, 2020, the consolidated funds acquired a commercial building, from a related party, for a purchase price of $2.9 million, with the acquisition being accounted for as an asset acquisition under U.S. GAAP. The allocation of the purchase price amongst the assets acquired at their relative fair values as of the acquisition date, consisted of the following (in thousands):

December 31, 2020
Real estate investments, at cost:
Land	$415
Building	2,454
Total purchase price of assets acquired	$2,869

During the year ended December 31, 2019, the consolidated funds acquired a commercial building and a single-family home for an aggregate purchase price of $4.5 million, of which $0.1 million of external acquisition-related costs were capitalized. The acquisition was accounted for as an asset acquisition under U.S. GAAP. The allocation of the purchase price amongst the assets acquired at their relative fair values as of the acquisition date, consisted of the following (in thousands):

December 31, 2019
Real estate investments, at cost:
Land	$918
Building	3,552
Total purchase price of assets acquired	$4,470

Investments in Real Estate Assets by Consolidated Funds

During the years ended December 31, 2020 and 2019, the consolidated funds had $6.6 million and $3.6 million, respectively, of capital improvements to real estate investments.

Dispositions by Consolidated Funds

For the year ended December 31, 2020, the consolidated funds sold three separate single-family homes previously held as investments in real estate for $0.5 million, resulting in a gain on the dispositions of $0.1 million, which is included on the accompanying consolidated statements of operations. For the year ended December 31, 2019, the consolidated funds sold the Palms, a multi-family portfolio consisting of three separate apartment buildings and a single-family home for $25.8 million, resulting in a gain on the dispositions of $10.4 million, which is included on the accompanying consolidated statements of operations. As the sale of the Palms does not represent a strategic shift that has or will have a major effect on the Company’s operations and financial results, it has not been reported as a discontinued operation.

Held for Sale by Consolidated Funds

For the year ended December 31, 2019, the consolidated funds reclassified $9.3 million, consisting of an asset previously classified as held for sale, to held for use. The remaining $1.8 million related to assets we sold during the year ended December 31, 2019. This reclassification resulted in the immediate recognition of $0.8 million of associated depreciation, which is included in Consolidated fund expenses on the accompanying consolidated statements of operations.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 – Prepaid and Other Assets

Prepaid and other assets consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Prepaid expenses	$163	$111
Accounts receivable, net	69	1,115
Deposits	346	43
Costs in excess of billings	274	274
Inventory	9	9
Other assets	10	-
Total prepaid and other assets	$871	$1,552

Other assets of the consolidated funds consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Prepaid expenses	$711	$903
Deposits	227	665
Deferred franchise fees, net	527	504
Intangibles, net	252	246
Inventory	74	255
Other assets	514	87
Total prepaid and other assets	$2,305	$2,660

Note 6 – Notes Payable

Notes payable consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
Notes Payable	2020	2019	Interest Rate	Maturity Date
Corporate Notes	$4,183	$5,208	10.00% -15.00%	January 2021 - December 2021
Convertible Corporate Notes	1,757	1,957	8.25%	January 2021 - December 2021
Total Notes Payable	5,940	7,165
Deferred Financing Costs, net	-	-
Total Notes Payable, Net	$5,940	$7,165

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Corporate Notes and Convertible Corporate Notes

The Company has entered into multiple general corporate financing arrangements with third parties. The arrangements are generally evidenced in the form of a promissory note, which are secured by the otherwise unencumbered assets of the Company and require monthly or quarterly interest-only payments until maturity. The loans generally have a 12-month term and may be extended upon the mutual agreement of the lender and the borrower. The Company has issued corporate notes with a conversion feature. The conversion price is $4.50 per share of common stock. The holders of the convertible corporate notes can elect to convert all or any portion of the balance at any time. As of December 31, 2020 and 2019, the value of the conversion feature was zero.

As of December 31, 2020, there were 84 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with a weighted average interest rate of 10.90%, and maturity dates ranging from January 2021 to December 2021. During the year ended December 31, 2020, there were no conversions of debt into common or preferred stock.

As of December 31, 2019, there were 92 individual corporate notes outstanding, with an average outstanding principal balance of $0.1 million, interest rates ranging from 8.25% to 15.00%, with weighted average interest rate of 10.57%, and maturity dates ranging from January 2020 to December 2020. During the year ended December 31, 2019, there were no conversions of debt into common or preferred stock.

Payroll Protection Program Loans

In April 2020, management was granted a PPP loan totaling $1.4 million. The loan was unsecured and had a fixed interest rate of 1.0 % and a maturity in April 2022. The loan allowed the Company to prepay the amount plus accrued interest prior to maturity. In November 2020, the $1.4 million outstanding PPP loan was forgiven. The gain recognized on the forgiveness of the loan is recorded in Interest expense on the consolidated statements of operations.

In January 2021, management was granted a PPP loan totaling $1.4 million. The loan is unsecured and has a fixed interest rate of 1.0% and matures in January 2026. The loan allows the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loan are determined, subject to limitations, on the use of loan proceeds over the 8- to 24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program.

Notes payable of the consolidated funds consisted of the following as of December 31, 2020 and 2019, respectively (in thousands):

	December 31,
Notes Payable	2020	2019	Interest Rate	Maturity Date
Real Estate Loans
Hampton Inn & Suites Hotel	$6,556	$6,507	4.50%	July 2025
Four Points by Marriott Hotel	11,000	11,000	Variable	December 2021
Holiday Inn Ocotillo Hotel	9,250	9,250	Variable	August 2021
Hilton Tucson East Hotel	14,000	14,000	8.50%	June 2021
Airport Hotel Portfolio	56,470	56,470	Variable	October 2021
DoubleTree by Hilton TCC	12,993	-	Variable	August 2027
GC Square Apartments	11,600	11,000	3.125%	October 2028
DT Mesa Holdco II, LLC	5,292	5,292	Variable	Various
Caliber Residential Advantage Fund LP	826	1,185	Variable	January 2024
Circle Lofts, LLC	5,000	-	Variable	August 2050
Total Real Estate Loans	132,987	114,704
Payroll Protection Program Loans	3,416	-	1.00%	April 2022
Economic Injury Disaster Loans	600	-	3.75%	June 2050
Revolving Line of Credit	4,500	-	Variable	August 2021
Total Notes Payable	141,503	114,704
Deferred Financing Costs, net	(1,216)	(1,664)
Total Notes Payable, Net	$140,287	$113,040

F-60

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Real Estate Loans

Hampton Inn & Suites Hotel

In July 2015, the consolidated fund entered into a $7.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Scottsdale, Arizona. The terms of the note require monthly principal and interest payments, with a balloon payment due at maturity. The loan has a fixed interest rate of 4.50% and matures in July 2025. The terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by an individual who is an affiliate of the Company. The terms of the loan agreement include covenant clauses, which requires certain key financial ratios and liquidity be met. In June 2020 and August 2020, the terms of the loan agreement were renegotiated temporarily removing certain covenants and payment requirements through November 2020. As of December 31, 2020, the debt service coverage ratio and liquidity covenants required by the loan agreement were not satisfied, however, the Company obtained a waiver of the breach of covenant from the lender.

Four Points by Marriott Hotel

In June 2018, the consolidated fund entered into a $11.0 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Phoenix, Arizona. Upon entering into the loan, $1.6 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for the conversion of hotel rooms (the “Conversion Reserve”), pay for the property improvement plans required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). At December 31, 2020, the balance of the Conversion Reserve, PIP Reserve, and Interest Reserves was $1.1 million, all of which is included in Restricted cash on the accompanying consolidated balance sheets. Once the Interest Reserve is depleted, the loan continues to require monthly interest-only payments until maturity. The loan matures in December 2021 and the loan terms allow for the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date. As of December 31, 2020, the interest rate was the greater of 5.75% or 360 LIBOR Rate plus 4.00%, resulting in an interest rate of 6.58%. The loan is guaranteed by the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a debt service coverage ratio (“DSCR”) requirement. As of June 1, 2020, the testing period, the loan was not in compliance with its loan covenants as the hotel property’s operating results were below the required DSCR threshold. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to either partially repay the loan or provide additional collateral in an amount and on terms satisfactory to the lender. As of December 31, 2020, and through the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults. The Company was in compliance with all other covenants as of December 31, 2020.

Holiday Inn Ocotillo Hotel

In July 2018, the consolidated fund entered into a $9.3 million loan, which is secured by a deed of trust and assignment of leases and rents of a hotel property in Chandler, Arizona. Upon entering into the loan, $0.9 million of the loan proceeds were placed into reserve accounts to be drawn against and pay for operating expenses (the “Operating Reserve”), pay for the property improvement plan required by the franchisor (the “PIP Reserve”), and pay interest on the loan (the “Interest Reserve”). The Interest Reserve and Operating Reserve have a floor of $0.1 million, respectively, where if the balance falls below the floor, the Company is required to fund the reserves back to their original amounts. At December 31, 2020 and 2019, the balance held in reserves related to the loan agreement were $0.2 million and $0.6 million, respectively, which are included in Restricted cash on the accompanying consolidated balance sheets. The loan requires monthly interest-only payments and matures in August 2020 with an option to extend the maturity date up to twelve months, subject to a 60-day notice and a fee of 1.00% of the original principal indebtedness. In June 2020, the option to extend the original maturity date of the loan to August 2021 was exercised and a fee in the amount of $0.1 million was paid. The interest rate on the loan is equal to 1-month LIBOR plus 6.00%, with a floor rate of 8.00%, resulting in a rate of 8.00% as of December 31, 2020. In August 2021, the loan agreement was amended and restated with the lender extending the maturity date of the loan to August 2022. Per the terms of the restated loan agreement, the floor rate increases, per the terms of the agreement, to 9.0% in March 2022 and to 11.00% in June 2022. The loan is guaranteed by the Company.

F-61

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hilton Tucson East Hotel

In July 2018, the consolidated fund entered into a $14.0 million loan with a lender. The loan is secured by a deed of trust and assignment of leases and rents of the Hilton Tucson. The interest rate on the loan has a fixed rate of 8.50%. The loan requires monthly interest-only payments and matures in June 2020. The loan has an option to extend the maturity date up to six months, subject to a 60 day notice and a fee of 0.75% of the then outstanding principal balance. In June 2020, the option to extend the original maturity date of the loan (“first extension period”) was exercised and a fee was paid in the amount of $0.1 million. In December 2020, upon the expiration of the first extension period an agreement was negotiated to extend the maturity of the loan to June 2021 and a fee of $0.1 million was paid in January 2021, the effective date of the agreement. In July 2021 an agreement was negotiated to extend the maturity of the loan to December 2021 (“second extension period”). Per the terms of this agreement an interest reserve of $0.4 million was required to be deposited with the lender and a principal reduction payment of $4.6 million was made. The terms of the loan allow the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date, subject to a prepayment premium fee. The loan is guaranteed by individuals who are affiliates of the Company.

In December 2021, the consolidated fund paid its existing $14.0 million loan in full and entered into a new $12.0 million loan which is secured by a deed of trust and assignment of rents of the Hilton Tucson. The interest rate on the loan has a fixed rate of 6.25% and requires interest-only payments for the first 18 months and principal and interest payments thereafter. The terms of the loan allow the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date, subject to a prepayment premium fee of 2% of the prepaid principal balance in the first year of the loan and a 1% of the prepaid principal balance thereafter. Upon the closing of the loan $1.0 million of the loan proceeds were placed into an interest reserve account. The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement which commence in December 2023. The loan matures in November 2025.

Airport Hotel Portfolio

In September 2018, the consolidated fund paid its existing Crowne Plaza Hotel, Holiday Inn & Suites Hotel, and Hilton Phoenix Airport Hotel loans in full (collectively the “Airport Hotel Portfolio”) and entered into a new $62.2 million portfolio loan. Upon entering into the loan, the consolidated fund received initial funding of $56.5 million with the option to receive the additional $5.7 million once certain operating performance thresholds are met. $0.2 million of the initial loan proceeds were placed into a reserve account (the “Debt Service Reserve”). As of December 31, 2020 and 2019, the balance of the Debt Service Reserve was $0.2 million, which is included in Restricted cash on the accompanying consolidated balance sheets. The loan is secured by the deed of trust and assignment of leases and rents of the Airport Hotel Portfolio. The new loan has a variable interest rate equal to one-month LIBOR plus 3.75%, resulting in a rate of 5.67% as of December 31, 2020. The loan requires interest-only payments until maturity and matures in October 2021 with options to extend the maturity date up to two additional years, subject to certain terms, conditions and fees. The terms of the loan agreement require an exit fee equal to 0.25% of the original principal amount of the loan at the time the loan is repaid in full. The exit fee of $0.2 million was accrued upon entering into the loan and recorded as a deferred financing cost to be amortized over the life of the loan. The loan is guaranteed by the Company and individuals who are affiliates of the Company.

The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR requirement. The DSCR contains a “cash management” provision that is triggered when the property’s operating results are below a certain DSCR threshold. As of June 30, 2020, the testing period, and December 31, 2020, the hotel properties’ operational results were below that certain DSCR and certain other required financial covenants were not met. In December 2020, the lender provided notification to management exercising their right under the “cash management” provision, and as such the hotel properties’ operating cash is subject to “cash management”. In April 2021, the terms of the loan agreement were renegotiated extending the maturity date of the loan to October 2022. The terms of the renegotiated loan agreement include a waiver of the breach of covenants at December 31, 2020 and further waives the financial covenants through the loan maturity date.

DoubleTree by Hilton Tucson Convention Center Hotel

Due to the consolidation of TCC Hotel I, LLC, in September 2020, the Company now recognizes a $12.6 million loan at December 31, 2020 with a maximum loan amount of $19.0 million, which is secured by a deed of trust and assignment of rents of the DoubleTree by Hilton Tucson Convention Center located in Tucson, Arizona. The loan has a variable interest rate per annum equal to LIBOR plus 2.50%. The loan requires interest-only payments until September 2022 and principal and interest payments thereafter until maturity. The terms of the loan allow for the prepayment of the outstanding balance in whole or in part at any time prior to the maturity date. The terms of the loan include, among other things, certain financial covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement which commence in September 2021. As of December 31, 2020, the loan was in compliance with all such covenants. The loan matures in August 2027 and is guaranteed by the Company.

F-62

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GC Square Apartments

In October 2017, the consolidated fund entered into an $11.0 million loan, which is secured by a deed of trust and assignment of rents of a multi-family property in Phoenix, Arizona. The loan had a variable interest rate equal to LIBOR plus 5.25%. The loan had options to extend the maturity date up to two additional years, subject to certain terms and conditions. The loan required interest-only payments until maturity. Contemporaneous with entering into the loan, the consolidated fund entered into an interest rate cap agreement, which set a maximum interest rate of 7.00% until November 2018 and 7.75% from November 2018 through maturity. The terms of the loan included, among other things, a debt service coverage ratio, as defined in the loan agreement. The debt coverage ratio contained a “cash trap” provision which was triggered when the property’s operating results were below a certain debt service coverage ratio. At December 31, 2019, the property’s operating results were below that certain debt service ratio; however, the lender did not exercise their right under the “cash trap” provision. The loan and accrued interest was paid in full in October 2020.

In October 2020, the consolidated fund paid off the balances of the $11.0 million loan and entered into a new $11.6 million loan which is secured by a deed of trust and assignment of rents of a multi-family property in Phoenix, Arizona. The loan bears interest at a fixed annual rate of 3.125% for the first three years, thereafter, the interest rate is adjusted annually to a rate which is equal to the sum of the highest published prime rate as defined by the agreement and a margin of 0.123% with a floor of 3.125% and a ceiling of 16.0% per year. The loan matures in October 2028. The loan requires interest only payments for the first year and thereafter principal and interest payments as defined by the agreement. The terms of the loan agreement provide the option to fix the annual interest rate (the “fixed interest rate option”) beginning in year 4 of the loan term. The fixed interest rate option would bear interest at an annual rate equal to the sum of a five-year fixed rate advance index defined by the agreement and a 300 basis point spread, rounded up to the next 0.125% point and requires payment to the lender of an amount equal to one percent of the outstanding principal balance at the time of exercise. The loan may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongst other things, liens, insurance, and other indebtedness. The loan is guaranteed by the Company. At December 31, 2020, amounts held in escrow for the payment of interest and taxes were $0.4 million, which are included in Restricted cash on the accompanying consolidated balance sheets.

DT Mesa Holdco II, LLC

In May 2019, the consolidated fund entered into a $1.0 million loan, which is secured by a deed of trust of a commercial building in Mesa, Arizona. The loan has a variable rate per annum equal to prime rate plus 1.00%, resulting in a rate of 4.25% as of December 31, 2020. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in December 2020. In April 2021, management entered into an agreement extending the maturity of the loan to January 2022.

In November 2019, the consolidated fund entered into a $5.0 million loan secured by the deed of trust of a commercial building in Mesa, Arizona. The loan has a variable interest rate per annum and is the lesser of (i) the three-year federal home loan bank rate plus 2.75% or (ii) the default rate of 5.00%, resulting in a rate of 3.26% as of December 31, 2020. The loan requires interest-only payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in November 2022 and is guaranteed by the Company. The terms of the loan include certain financial covenants which commence in March 2021. As of the date of these consolidated financial statements, the loan was not in compliance with its debt service coverage ratio requirement based on the operation of the related property. Per the loan agreement, the lender is entitled to declare an event of default unless the Company agrees to partially repay the loan in an amount and on terms satisfactory to the lender. As of the date of this filing, the Company has been in communication with the lender to negotiate an agreement to mitigate any event of default. There can be no assurance, but management believes we will be able to come to an agreement with the lender in order to mitigate any defaults.

F-63

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Circle Lofts, LLC

Due to the consolidation of Circle Lofts, LLC, in July 2020, the Company now recognizes a $5.0 million loan, which is secured by a deed of trust and assignment of rents of a multi-family property located in Scottsdale, Arizona. The loan has a variable interest rate per annum that is equal to LIBOR plus 5.25% with a floor of 5.25% and a ceiling of 11.25% per year. The loan matures in August 2050. The loan requires interest only payments until July 2021 and principal and interest payments thereafter until maturity. The loan amount may be prepaid prior to maturity subject to certain conditions and terms outlined in the agreement which defines the schedule of prepayment premiums based on the timing of the exercise of this option. The loan agreement contains certain usual and customary restrictions and covenants relating to, amongst other things, liens, insurance, and other indebtedness. The loan is guaranteed by individuals who are affiliates of the Company.

Caliber Residential Advantage Fund LP

In January 2019, the consolidated fund entered into a $1.8 million loan secured by the deeds of trust of each collateralized single-family home. The loan has a variable interest rate per annum and is the greater of (i) the rate of 5.00% or (ii) 2.85% plus the five-year treasury rate, resulting in a rate of 5.41% as of December 31, 2020. The loan requires principal and interest payments until maturity and the terms of the loan allow the prepayment of the outstanding balance in part or in whole at any time prior to the maturity date with no prepayment penalty. The loan matures in January 2024 and is guaranteed by the Company. The terms of the loan include, among other things, certain covenants, as defined in the loan agreement, including a DSCR and a loan-to-value requirement. As of December 31, 2020, the Company was in compliance with all such covenants. In February 2021, the loan was paid down by an amount whereby the Company determined it was no longer the primary beneficiary of the investment fund and therefore the fund was deconsolidated. Refer to Note 2 – Summary of Significant Accounting Policies – Basis of Presentation and Consolidation for additional information on the Company’s accounting for VIEs.

Payroll Protection Program Loans

In April 2020, the consolidated funds were granted PPP loans totaling $3.4 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature in April 2022. The loans allow the Company to prepay the amount plus accrued interest prior to maturity. According to the terms of the PPP, the potential loan forgiveness for all or a portion of the PPP loans are determined, subject to limitations, on the use of loan proceeds over the 8-to-24-weeks after the loan proceeds are disbursed for payment of payroll costs and other eligible expenses. Management believes it has used the proceeds from its PPP loan for purposes consistent with the PPP terms and has submitted applications for forgiveness under this program. During the nine months ended September 30, 2021, $3.4 million of the outstanding PPP loans were forgiven.

In January 2021, management applied for additional PPP loans totaling $4.2 million. In March 2021 and through the date of these consolidated financial statements, the Company has received the total additional funding under this program of $4.2 million. The loans are unsecured and have a fixed interest rate of 1.0 % and mature in March 2026. Management intends to use the proceeds consistent with the terms required to qualify for forgiveness, similar to the terms in the April 2020 PPP loan program, and believes the Company will also qualify for forgiveness of the entire loan amounts under this program.

F-64

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Economic Injury Disaster Loans

In June 2020, the consolidated funds were granted Economic Injury Disaster Loans (“EIDL”) loans totaling $0.6 million. The loans are secured by the assets of the respective funds and have a fixed interest rate of 3.75 % and mature in June 2050. Principal and interest payments are deferred for the first 12 months of the loans. The loans allow for prepayment of principal plus accrued interest prior to maturity. The loan agreements contain certain usual and customary restrictions and covenants relating to, amongst other things, insurance, and other indebtedness. In addition, the terms of the loans include a cross-default provision whereby the Small Business Administration (“SBA”) may, in its discretion, without notice or demand require immediate payment of all amounts outstanding under the loans.

Revolving Line of Credit

Due to the consolidation of CFIF III in June 2020, the Company now recognizes a revolving line of credit (“LOC”) with a maximum borrowing amount of $4.5 million. The initial maturity date of the LOC was August 2020. The LOC is secured by the partnership’s assets and is guaranteed by the Company. The LOC has a variable interest rate equal to the greater of (i) the Wall Street Journal Prime Rate plus 0.25% per annum or (ii) 4.75%, resulting in a rate of 4.75% as of December 31, 2020. The Company is required to pay a fee of 0.20% of the unused revolving balance. In September 2020, the agreement was amended extending the maturity date of the LOC to August 2021. The terms of the amended agreement included a waiver of certain financial covenants, as defined in the LOC agreement, that were not satisfied by the Company, as of the date of the amendment. As of June 30, 2021, the testing period, the Company was in compliance with all such covenants. In November 2021, the agreement was amended extending the maturity date of the LOC to August 2022.

F-65

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future Debt Maturities

As of December 31, 2020, the future aggregate principal repayments due on the Company’s notes payable for each of the years ending December 31, are as follows (in thousands):

Year	Amount
2021	$97,792
2022	7,280
2023	1,108
2024	1,593
2025	6,496
Thereafter	27,234
Total	$141,503

Deferred Financing Costs

During the years ended December 31, 2020 and 2019, amortization and write-offs of deferred financing costs were $1.2 million and $1.3 million, respectively.

Note 7 – Related Party Transactions

Notes Receivable – Related Parties

Notes Receivable – Related Parties of consolidated funds

The Company, through its consolidated VIE’s, entered into unsecured promissory notes with related parties. The notes mature on various dates through December 2021 and have interest rates varying from 6.00% to 12.00% per annum. No payments are required prior to the maturity of the notes. The notes may be prepaid in whole, or in part, without penalty. During the years ended December 31, 2020 and 2019, the Company earned $1.3 million and $0, respectively, of interest in connection with the notes, which is included in Consolidated fund revenues on the accompanying consolidated statements of operations. No interest was due to the Company as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, the outstanding principal balance on the notes were $14.6 million and $2.0 million, respectively, which is included in Notes receivable — related parties on the accompanying consolidated balance sheets.

Fund Management

The Company manages multiple private equity real estate funds. See Note 2 – Summary of Significant Accounting Policies above for detail on our revenues related to Fund Management. In general, the Company:

•	Asset Management Fees – We receive an annual asset management fee equal to 1.0% - 1.5% of all the non-affiliate capital contributions related to the ongoing management owned by the fund and the overall fund administration. We are also entitled to receive reimbursement for certain expenses incurred or paid on behalf of the fund, which may include an allocation of certain administrative and overhead costs. During the years ended December 31, 2020 and 2019, the Company earned $3.1 million, respectively, of asset management fees from related parties, which are included in Asset Management Fees on the accompanying consolidated statements of operations.

•	Performance allocations – We are entitled to an allocation of the income otherwise allocable to the limited partners/members of the funds we manage, commonly referred to as carried interest. Generally we receive 20% – 35% of all cash distributions from (i) the operating cash flow of each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of preferred capital contributions; and (ii) the cash flow resulting from the sale or refinance of any real estate assets held by each fund, after payment to the related fund investors of any accumulated and unpaid priority preferred returns and repayment of initial preferred capital contributions. Our funds’ preferred returns typically range from 6% for common equity to 10-12% for preferred equity, which does not participate in profits. During the years ended December 31, 2020 and 2019, the Company did not earn performance allocations from related parties.

•	Transaction and Advisory Fees – We receive fees for services primarily relating to the marketing, offering, registering, and selling of equity and debt instruments of the affiliates (collectively, “Capital Raise Fees”), loan placement and guarantee fees. During the years ended December 31, 2020 and 2019, the Company earned $0.5 million and $2.8 million, respectively, of transaction and advisory fees from related parties, which are included in Transaction and Advisory Fees on the accompanying consolidated statements of operations.

F-66

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2020 and 2019, amounts due to the Company from related parties for fund management services was $0.9 million and $3.7 million, respectively, which are included in Due from related parties on the accompanying consolidated balance sheets.

Development

The Company provides development related management services to affiliates and third parties, which include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, and general real estate repair and maintenance services.

For the years ended December 31, 2020 and 2019, the Company recognized $2.2 million and $4.7 million, respectively, of development revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying consolidated statements of operations. As of December 31, 2020 and 2019, amounts due to the Company from related parties for development services were $0.1 million and $1.3 million, respectively, which are included in Due from related parties on the accompanying consolidated balance sheets.

Brokerage

The Company provides real estate brokerage services related to the purchase and sale of residential and commercial properties owned by the funds which we manage. For the years ended December 31, 2020 and 2019, the Company recognized $0.1 million and $0.3 million, respectively, of brokerage commission revenue from related parties, which are included in Transaction and Advisory Fees on the accompanying consolidated statements of operations. There were no brokerage commissions due from related parties as of December 31, 2020.

F-67

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Notes Payable – Related Parties

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. In addition, the Company has a related party unsecured promissory note with a former member of the Company’s executive management team.

The following table summarizes the notes payable – related parties as of December 31, 2020 and 2019, respectively (in thousands):

	December 31,
Notes Payable - Related Parties	2020	2019	Interest Rate	Maturity Date
Former Management	$95	$160	N/A	December 2023
Caliber Fixed Income Fund III, LLC	-	1,060	11.00% -12.00%	Various
Total Notes Payable - Related Parties	$95	$1,220

Notes Payable – Related Parties of consolidated funds

The Company, through various consolidated VIEs, entered into unsecured promissory notes with related parties. The notes may be repaid in whole, or in part, without penalty. The notes payable – related parties consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
Notes Payable - Related Parties	2020	2019	Interest Rate	Maturity Date
Caliber Fixed Income Fund III, LLC	$-	$9,877	10.00% - 12.00%	Various
Roosevelt III HOLDCO, LLC	2,216	-	6.00%	May 2022
Total Notes Payable - Related Parties	$2,216	$9,877

Due to the consolidation of CFIF III in June 2020, all intercompany balances are eliminated in consolidation. See Note 3 – VIEs for more detail. At December 31, 2020 and 2019, there was no interest payable due to related parties.

In July 2021, Tucson East, LLC, a consolidated fund, entered into an unsecured promissory note with Caliber Tax Advantaged Opportunity Zone Fund, LP (“CTAF”), an affiliate of the Manager, which allows the fund to borrow up to $5,000,000. The note has an interest rate of 12.0% per annum with no payments required prior to its maturity in July 2022.

Hotel Management

The Company has entered into multiple agreements with Heavlin Management Company, LLC (“HMC”), an affiliated entity through common ownership of certain of the Company’s consolidated subsidiaries, to operate each of the Company’s hotel properties. The term of the agreements is generally ten years. HMC oversees the day-to-day operations and management responsibilities of each hotel property. Per the terms of the agreements, HMC receives a monthly fee equal to 3.00 – 4.00% of gross revenue, and may also receive an annual incentive fee, not to exceed 1.00% of gross operating revenues, by exceeding owner approved budgets for revenue and profits (collectively, “Hotel Management Fees”). Hotel Management Fees paid to HMC for the years ended December 31, 2020 and 2019 totaled $0.4 million and $1.8 million, respectively, which are included in Consolidated fund expenses on the accompanying consolidated statements of operations. Pursuant to one of the hotel management arrangements, HMC also earns an annual fixed fee of $0.1 million, which is included in Consolidated fund expenses on the accompanying consolidated statements of operations. In addition to the Hotel Management Fees, HMC also charges the Company for certain shared services including sales and marketing, information technology, and human resources. Expenses for shared services for the year ended December 31, 2019 totaled $1.4 million, which are included in Consolidated fund expenses on the accompanying consolidated statements of operations. The Company also reimburses HMC for expenses incurred or paid on its behalf. As of December 31, 2019, amounts due to HMC totaled $0.2 million, which are included in Due to related parties on the accompanying consolidated balance sheets. There was no reimbursement due as of December 31, 2019. In February 2020, HMC and its existing hotel management agreements were acquired by Highgate Hotels, LP’s (“Highgate”) and assumed HMC’s hotel management responsibilities for all our existing and future hotel assets.

Withdrawal Agreement

In November 2014, the Company entered into an agreement with a former co-manager and member of one of the Company’s consolidated subsidiaries which outlined the terms of his resignation as co-manager and assignment of his member interest. In consideration for his resignation as co-manager and assignment of his member interest, the Company agreed to issue 55,556 shares of its common stock to the individual or his designee, provide the individual with construction services at no cost to the individual, as outlined in the agreement, and pay the individual or his designee up to $0.5 million in cash, as outlined in the agreement. The Company issued the 55,556 shares of common stock in April 2015. As of December 31, 2020 and 2019, $0.2 million and $0.3 million, respectively, was due to the former co-manager and member of the Company, which are included in Other liabilities on the accompanying consolidated balance sheets.

F-68

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other

In the normal course of business, the Company has various amounts due from related parties, including affiliate entities and individuals, for various expenses paid for by the Company on their behalf and other charges. These amounts are generally unsecured, interest-free, and due on demand. As of December 31, 2020 and 2019, other amounts due from related parties were $0.5 million and $0, respectively, which are included in Due from related parties on the accompanying consolidated balance sheets.

In the normal course of business, the Company has various amounts due to related parties, including affiliated entities and individuals, for various expenses paid for by the affiliates on the Company’s behalf and other short-term payment advances. These amounts are generally unsecured, interest-free, and due on demand. As of December 31, 2020 and 2019, other amounts due to related parties were $0 and $0.8 million, respectively, which are included in Due to related parties on the accompanying consolidated balance sheets.

F-69

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 – Other Liabilities

Other liabilities consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Sales tax payable	$76	$163
Tenant improvement allowance	-	3
Deferred rent liability	371	313
Billings in excess of costs	423	423
Other	197	-
Total other liabilities	$1,067	$902

Other liabilities of the consolidated funds consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Sales tax payable	$171	$468
Deposits	114	509
Tenant improvement allowance	34	9
Capital leases	229	341
Deferred rent liability	247	206
Advance key money, net	1,050	1,125
Above market ground lease, net	3,637	3,762
Other	102	42
Total other liabilities	$5,584	$6,462

Note 9 – Income Taxes

The following table shows the components of the income tax (provision) benefit from total operations for the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019
Current income tax provision/(benefit)
Federal	$-	$-
State	-	-
Total	-	-

Deferred income tax (benefit)/provision
Federal	(978)	1,398
State	(154)	259
Total	(1,132)	1,657
Adjustment to valuation allowance	1,132	(1,657)
Total income tax (benefit)/provision	-	-

F-70

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reconciles the U.S. federal statutory tax rate to the effective income tax rate for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
U.S. federal statutory tax rate	21.0%	21.0%
State taxes, net of federal benefit	5.0%	3.9%
(Loss) income passed through to noncontrolling interest, federal tax	(16.5)%	1.9%
(Loss) income passed through to noncontrolling interest, state tax	(3.9)%	0.3%
Permanent differences, VIEs	(1.9)%	0.4%
Prior period tax return true-up in current year	0.9%	(0.1)%
Nondeductible expenses	(0.1)%	0.4%
Change in valuation allowance	(4.5)%	(27.8)%
Effective income tax rate	0.0%	0.0%

The following table summarizes the components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$11,091	$4,732
Sec 362 basis step-up	441	441
Deferred compensation	662	621
Fixed assets	292	232
Other	356	125
Total	12,842	6,151

Deferred tax liabilities:
Passthrough income from Partnerships	(8,984)	(3,669)
Other	(267)	(25)
Total	(9,251)	(3,694)
Valuation Allowance	(3,590)	(2,457)
Net deferred tax assets	$-	$-

As of December 31, 2020, the Company had approximately $44.6 million and $44.4 million of federal and state net operating losses (“NOL”), respectively, available to offset future taxable income. As of December 31, 2019, the Company had approximately $22.5 million and $22.3 million of federal and state net operating losses (“NOL”), respectively, available to offset future taxable income. The federal and state NOLs arising in 2017 and prior, if not utilized, begin expiring in the year 2035. NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely. In accordance with Section 382 of the Internal Revenue Code, deductibility of the Company’s federal NOL carryovers may be limited in the event of a change in control of ownership.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In assessing the need for a valuation allowance against its net deferred tax assets, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considered cumulative losses as a significant piece of negative evidence and established a full valuation allowance of $3.6 million and $2.5 million against the Company’s net deferred tax assets as of December 31, 2020 and 2019, respectively.

The changes to the Company’s valuation allowance during the years ended December 31, 2020 and 2019 were as follows (in thousands):

	2020	2019
Valuation allowance at the beginning of the year	$2,458	$4,115
Changes in valuation allowance recorded during the year	1,132	(1,657)
Valuation allowance at the end of the year	$3,590	$2,458

The Company and its subsidiaries are subject to the following significant taxing jurisdictions: U.S., Arizona, Alaska, Utah, California, Colorado, Oregon and Nevada. The Company is currently not under income tax examination in any tax jurisdiction.

Although we believe our tax returns are correct, the final determination of tax examinations and any related litigation could be different from what was reported on the tax returns. We are currently open to audit under the statute of limitations by the United States Internal Revenue Service as well as state taxing authorities for the past four years.

We apply U.S. GAAP related to accounting for uncertainty in income taxes, which prescribes a recognition threshold that a tax position is required to meet before recognition in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. We do not believe that there are any positions taken by the Company which would require recognition or disclosure in these financial statements for the years ended December 31, 2020 and 2019.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 – Supplemental Cash Flow Disclosures

Supplemental cash flow information consisted of the following for the years ended December 31, 2020 and 2019 (in thousands):

	Years Ended December 31,
	2020	2019
Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$7,455	$10,928

Supplemental Disclosures of Non-cash Investing and Financing Activities
Elimination of notes payable - related parties at consolidation	-	(3,250)
Conversion of Series A preferred stock to Class A common stock	3,848	-
Exchange of common stock to settle obligations	-	148
Supplemental Disclosures of Non-cash Investing and Financing Activities of Consolidated Funds
Investments in real estate assets included in accounts payable	875	298
Real estate investments reclassified to held for use	-	9,280
Deferred financing costs included in accrued expenses	-	376
Consolidation of VIE:
Real estate investments, net	48,468	6,841
Real estate assets held for sale	-	(130)
Accounts receivable, net	49	16
Notes receivable – related parties	12,562	-
Due from related parties	69	-
Prepaid and other assets	11	238
Notes payable	(16,274)	(2,800)
Notes payable – related parties	(7,665)	(2,250)
Accounts payable and accrued expenses	(3,626)	(3,610)
Other liabilities	(36)	-
Accumulated deficit	-	452
Noncontrolling interests	48,888	(10,021)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Commitments and Contingencies

Legal Matters

In August 2014, the Company entered into a consulting agreement with Mercadyne Advisors, LLC (“Mercadyne”) and 6831614 Manitoba Ltd. (“Manitoba”) (collectively, the “Consultants”). Per the agreement, the services to be provided by the Consultants were business consulting related services primarily focused on assisting the Company in accessing capital markets and designing, implementing, and completing a public offering. In exchange for the services, the agreement outlined the Consultants’ compensation to include a $25,000 monthly fee paid in cash and a contingently exercisable warrant to purchase a 15.00% equity interest in the Company for an aggregate exercise price of $1,000, exercisable upon the completion of a public offering. The agreement was amended in February 2015, for the purposes of amending the compensation to be a grant of equity rather than a warrant to purchase a 15.00% equity interest in the Company on a fully diluted basis as of the date of the amendment, for a price of $1,000, and to memorialize that all services required to be provided in connection with the agreement had been provided, although a public offering had not been completed. The agreement does not include a stated number of shares of common stock to be issued in exchange for the services provided. In March 2017, the Company and Mercadyne entered into a stock subscription agreement which finalized the number of shares of common stock to be issued to Mercadyne in connection with the consulting agreement and related amendment. The final number of shares issued to Mercadyne in connection with the agreement was 1,325,324. At the time of the settlement our liability was reduced by $1,126,525, with a corresponding increase to stockholders’ equity. As of December 31, 2020 and 2019, the Company and Manitoba were in the process of negotiating the number of shares of common stock to be issued to finalize the arrangement, and the Company had a remaining liability recorded in the amount of $1,381,526.

On January 27, 2020, Manitoba, and its President, filed a complaint in Maricopa County Superior Court in the State of Arizona against the Company and each of the members of its Board of Directors claiming among other things, breach of contract, breach of the implied covenant of good faith and fair dealing, unjust enrichment and fraud in the inducement, in connection with the above equity grant. The complaint seeks damages in the amount of $10.9 million, but in no event less than $8.1 million, treble damages under the argument that the unissued shares are wages under Arizona law, or, alternatively, specific performance that the Company issue Manitoba 2,181,115 shares of Class A common stock, but in no event less than 1,625,324 shares. The complaint also seeks fees, costs, interest and such other relief as the court deems just and proper. At the Company’s urging, a stipulation to place the entire matter into private, binding arbitration before the American Arbitration Association (“AAA”) in accord with the parties’ prior agreement documentation was executed by counsel for the parties. On March 27, 2020, the Court ordered the parties to AAA arbitration, to be commenced within thirty days of said order. The arbitration commenced and, on May 29, 2020, the respondents submitted their answering statement and counterclaim to the AAA which included the Company’s request to submit a dispositive motion on legal issues on which the Company believed it was likely to succeed as a matter of law. Following a March 29, 2021 initial preliminary hearing conference with the arbitration panel in which the panel approved the Company’s request to submit the dispositive motion, the Company indeed successfully obtained dismissal of four (4) of the alleged claims brought by the prior consultant, including the claim against it for “treble damages”, as well as dismissal of four (4) of the alleged respondent parties, and one of the claimant parties. Caliber recently filed a Motion to Stay the proceedings for lack of jurisdiction based on Manitoba’s continued failure to register to conduct business in Arizona. None of the Company’s counterclaims have been dismissed.

The Company believes that the claims are without merit and intends to vigorously defend its position. The ultimate outcome of this legal matter cannot presently be determined. Accordingly, any adjustment that might result from the resolution of this matter has not been reflected in the consolidated financial statements. If all shares demanded further to the aforementioned complaint are ultimately issued to Manitoba, investors’ relative ownership interest will experience additional dilution.

Construction Contracts

In connection with our development, redevelopment and capital improvement activities, we have entered into various construction related contracts and we have made commitments to complete certain projects, pursuant to financing or other arrangements. As of December 31, 2020 and 2019, our commitments related to these activities were $1.0 million and $2.0 million, respectively.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Franchise Agreements and Advance Key Money of consolidated funds

Intercontinental Hotel Group

In August 2013, the consolidated funds entered into a 20-year franchise agreement with Holiday Hospitality Franchising, LLC (“IHG”). Pursuant to the terms of the franchise agreement, the consolidated funds pay the following fees on a monthly basis:

·	royalty fee of 5% of gross room revenue
·	service contribution fee of 3% of gross room revenue
·	technology fee of $12.75 per room
·	marketing fee of $3.00 per room

As a part of the franchise agreement, Six Continents, Inc., an affiliate of IHG, advanced $1.5 million (“Advance Key Money”) to the consolidated funds to retain IHG as the franchisor on the hotel property for 20 years. The consolidated funds are not required to repay any part of the Advance Key Money unless the franchise agreement is cancelled before the termination date of August 2033.

In June 2015, the consolidated funds entered into a separate 10-year franchise agreement with IHG, which expires in June 2025. Pursuant to the terms of the franchise agreement, the consolidated funds pay the following fees on a monthly basis:

·	royalty fee of 5% of gross room revenue
·	service contribution fee of 3% of gross room revenue
·	technology fee of $13.26 per room
·	all fees due for marketing

In July 2018, the consolidated funds entered into a separate 15-year franchise agreement with IHG, which expires in July 2033. Pursuant to the terms of the franchise agreement, the consolidated funds pay the following fees on a monthly basis:

·	royalty fee of 5% of gross room revenue
·	service contribution fee of 3% of gross room revenue
·	technology fee of $14.08 per room
·	all fees due for marketing

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Hampton Inn

In October 2014, the consolidated funds entered into a franchise agreement with Hampton Inns Franchise, LLC, which expires in November 2030. Pursuant to the terms of the franchise agreement, the consolidated funds pay the following fees on a monthly basis:

·	program fee of 4% of gross room revenue
·	royalty fee of 6% of gross room revenue

Hilton Worldwide

In June 2016 and November 2016, the consolidated funds entered into two 10-year franchise agreements with Hilton Franchise Holdings, LLC, an affiliate of Hilton Worldwide. Pursuant to the terms of the franchise agreements, the consolidated funds pay the following fees on a monthly basis:

·	program fee of 4% of gross room revenue
·	royalty fee of 5% of gross room revenue
·	food and beverage fee of 3% of gross food and beverage revenue

Marriott International, Inc.

In June 2018, the consolidated funds entered into a 15-year franchise agreement with Marriott International, Inc. Pursuant to the terms of the franchise agreements, the consolidated funds pay the following fees on a monthly basis:

·	program fee of 5.5% of gross room revenue
·	marketing fund fee of 1% of gross room revenue

The consolidated funds recognized total aggregate franchise fees of $2.0 million and $4.1 million for the years ended December 31, 2020 and 2019, respectively.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contractual Lease Obligations

Office Lease

In July 2018, the Company entered into a new corporate office lease agreement, which has been accounted for as an operating lease. The lease is for a term of 7.6 years and includes a rent abatement period and tenant improvement allowance. The lease includes options for two 5-year extension periods.

As of December 31, 2020, the future required payments, for each of the years ending December 31, were as follows (in thousands):

Year	Amount
2021	$476
2022	445
2023	453
2024	502
2025	511
Thereafter	85
Total	$2,472

Rent expense was $0.5 million for the years ended December 31, 2020 and 2019, respectively, which includes rent expense related to operating leases for office space. In addition to the arrangement outlined above, the Company regularly enters into short-term equipment and other rentals. Rent expense is included within Operating costs or General and administrative expense in the accompanying consolidated statements of operations, depending on the nature of the individual rental arrangement.

Contractual Lease Obligations of the consolidated funds

Equipment Lease

The consolidated funds have entered into multiple lease agreements for equipment, all of which have been accounted for as capital leases. The leases have a 36-month to 48-month term, require monthly lease payments, and have a bargain purchase option at maturity. The recorded lease liability as of December 31, 2020 and 2019 was $0.2 million and $0.3 million, respectively, which is included in Other liabilities on the accompanying consolidated balance sheets.

As of December 31, 2020, the future required payments, for each of the years ending December 31, were as follows (in thousands):

Year	Amount
2021	$133
2022	112
Minimum lease payments	245
Less interest	(16)
Total	$229

F-77

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Ground Leases

In November 2012, we acquired a hotel property in Phoenix, Arizona, which is subject to a ground lease and requires monthly lease payments of approximately $0.1 million, subject to annual adjustments through December 2049, at which time the ground lease expires. The ground lease, accounted for as an operating lease, required a deposit of $0.3 million, which is included in Other assets on the accompanying consolidated balance sheets as of December 31, 2020 and 2019, respectively. At the time of acquisition, it was determined that the lease rate of the ground lease was at a rate which management estimated was above the fair market lease rate. Accordingly, we recorded a liability in the amount of the estimated fair value (Level 3) of the above market lease. The above market lease is amortized as a reduction to lease expense over the term of the lease. Accumulated amortization of the above-market lease intangible as of December 31, 2020 and 2019, was $1.0 million and $0.9 million, respectively.

In October 2014, we acquired a hotel property residing on land which is subject to a ground lease and is subleased to the consolidated funds. The sublease requires monthly lease payments which consist of base rent, taxes, and other charges, and are subject to annual adjustments. The amount of the base rent increases over time. The original sublease expires in May 2056; however, the sublease includes two 5-year extension options and a third extension option for an additional 27 months.

As of December 31, 2020, the estimated future minimum lease payments on the ground leases and the future amortization of the related above market lease intangible for each of the years ending December 31, are as follows (in thousands):

Year	Lease Payments	Intangible Amortization	Net Lease Expense
2021	$1,123	$(125)	$997
2022	1,143	(125)	1,017
2023	1,143	(125)	1,017
2024	1,143	(125)	1,017
2025	1,143	(125)	1,017
Thereafter	29,581	(3,010)	26,572
Total	$35,276	$(3,635)	$31,637

Rent expense was $1.1 million for the years ended December 31, 2020 and 2019, respectively, which includes rent expense related to operating leases for equipment and ground leases. In addition to the arrangements outlined above, the consolidated funds regularly enter into short-term equipment and other rentals. Rent expense is included within Consolidated fund expenses in the accompanying consolidated statements of operations.

Environmental Matters

In connection with the ownership and operation of real estate assets, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and is not aware of any other environmental condition, in each case, that it believes will have a material adverse effect on the results of operations.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Buyback Program

In September 2018, the Company agreed to repurchase all 6,239,846 shares (“Buyback Program”) owned by one of its non-participating founders for $2.70 per share of common stock in exchange for an amendment to such non-participating founder’s shareholder voting rights and other Company protections. Among other things, the Company’s obligation to reacquire the non-participating founder’s shares terminates when the Company’s common stock is listed on a national exchange. The shares are being reacquired at various amounts ranging from 6,000 to 10,000 shares on a monthly basis until such time as the Company has satisfied the termination conditions or until all of the shares have been reacquired, which could be in 2075. Due to the length of time of the liability, the Company recorded a liability of $13.6 million and a corresponding reduction to equity in treasury stock at the inception of the Buyback Program using a present value discount rate of 10.00%. During the years ended December 31, 2020 and 2019, the Company repurchased 109,000 and 99,500 shares of Class A common stock, respectively. As of December 31, 2020 and 2019, the balance of the liability was $13.0 million and $13.3 million, respectively, which is included in Buyback obligation on the accompanying consolidated balance sheets. The remaining number of shares to be repurchased as of December 31, 2020 and 2019 was 6,013,346 and 6,122,346, respectively.

As of December 31, 2020, the future aggregate principal payments related to the Buyback Program for each of the years ending December 31, are as follows (in thousands):

Year	Amount
2021	$324
2022	324
2023	324
2024	324
2025	324
Thereafter	14,616
Total principal payments	16,236
Less interest	(3,215)
Total	$13,021

Note 12 – Stockholders’ Equity and Share-Based Payments

In June 2019, the Company amended and restated its certificate of incorporation which increased the number of shares to 125,000,000 consisting of: (i) 100,000,000 shares of Class A Common Stock at a par value of $0.001 per share, (ii) 15,000,000 shares of Class B Common Stock (founder shares owned by our President and Chief Operating Officer and our Chief Executive Officer) at a par value of $0.001 per share, and (iii) 10,000,000 shares of Preferred Stock at a par value of $0.001 per share, including 2,564,103 shares designated as Series A preferred stock (“Series A”). Any shares issued and outstanding and that are owned by a holder other than a founder were reclassified into one share of Class A Common Stock. All founders stock were automatically reclassified into shares of Class B Common Stock.

F-79

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2019, the Company entered into a second amended and restated certificate of incorporation which authorized the Company to increase the number of shares to 137,500,000 shares of capital stock consisting of: (a) 115,000,000 shares of Common Stock with a par value of $0.001 per share consisting of (i) 100,000,000 shares of Class A Common Stock with a par value of $0.001 per share; (ii) 15,000,000 shares of Class B Common Stock with a par value of $0.001 per share; and (b) 22,500,000 shares of preferred stock with a par value of $0.001 per share including (i) 2,564,103 shares designated as Series A and (ii) 12,500,000 shares designated as Series B with (iii) 7,435,897 shares remaining undesignated. See Note 13 – Preferred Stock for more detail.

The Class B Common Stock is identical in all respects to Class A Common Stock, except it is entitled to 10 votes per share and is convertible at any time on a one-for-one basis into shares of Class A Common Stock. All other rights, privileges, and rank will be shared equally and be identical in all respects as to all matters.

Common Stock

Subject to the rights of holders of any Series A preferred stock having preference as to dividends, the holders of common stock shall be entitled to receive dividends when, as, and if declared by the board of directors. The holders of common stock shall at all times vote together as one class on all matters. Class A Common Stock shall be entitled to one vote for each share of common stock and Class B Common Stock shall be entitled to 10 votes for each share of common stock. No holder of shares of common stock shall have the right to cumulate votes. In the event of liquidation, subject to the prior rights of holders of preferred stock to share ratably in the Company’s assets, the holders of common stock and holders of any shares of preferred stock which are not entitled to any preference in liquidation shall share equally and ratably in the Company’s assets available for distribution after giving effect to any liquidation preference of shares of preferred stock. The holders of Class A Common Stock shall not have any conversion, redemption, or other preemptive rights. The holders of Class B Common Stock are entitled to a conversion upon notice or an automatic conversion upon transfer at which time the Class B Common stockholder will be entitled to one fully paid and nonassessable share of Class A Common Stock. In addition, Class B Common Stock shall not have any redemption or other preemptive rights.

From inception through December 31, 2020, the Company has issued shares of common stock that were sold in units through various tranches equivalent to ranges from one share to 5,882 shares of common stock per unit. Within a few of the tranches, shares of common stock included a warrant to purchase additional shares of common stock within certain timeframes. The warrants had an exercise price ranging from $1.70 to $2.00 per share.

As of December 31, 2020 and 2019, the total shares issued within the Company’s tranches, excluding shares issued to founders of the Company, were 11,456,463 and 9,365,252, respectively, of which and 804,997, respectively, were in connection with the exercise of warrants.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

The table below summarizes the warrant activity for the years ended December 31, 2020 and 2019, and the number of potential shares of common stock to be issued in connection with outstanding warrants as of December 31, 2020 and 2019 (in thousands):

Shares
January 1, 2019	212
Warrants issued	37
Warrants exercised	(111)
Warrants expired	(91)
December 31, 2019	47
Warrants issued	-
Warrants exercised	-
Warrants expired	-
December 31, 2020	47

As of December 31, 2020 and 2019, the weighted average remaining term, in months, and the weighted average exercise price of the outstanding warrants was as follows:

	2020	2019
Weighted-average remaining term (in months)	4.13	16.13
Weighted-average exercise price	$1.80	$1.80

2017 Incentive Stock Plan

The Company may award stock options to employees under the 2017 Incentive Stock Plan (“2017 Plan”). The 2017 Plan allows the Company to: (i) grant stock awards, (ii) grant stock options, and (iii) offer restricted stock purchases to directors, executives and selected employees, consultants, and advisors. Options will vest if the recipient maintains constant employment through the end of the requisite service period. The following inputs and assumptions were used to calculate the weighted average fair values of the options granted for the years ended December 31, 2020 and 2019:

	December 31,
	2020	2019
Expected term (in years)	6.46	6.46
Volatility	30.00%	30.00%
Dividend yield	0.00%	0.00%
Risk-free rate	0.97%	2.07%
Grant date fair value	$1.277	$1.201

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Compensation expense is recognized on a straight-line basis over the service period. During the year ended December 31, 2020, the Company reversed $0.1 million of previously recognized expense, related to the 2017 Plan, due to forfeitures. During the year ended 2019, the Company recorded $0.5 million of compensation expense related to the 2017 Plan. As of December 31, 2020 and 2019, there was $0.9 million and $1.1 million, respectively, of unrecognized compensation expense related to the 2017 Plan with a weighted-average remaining term of 2.0 years.

The following table details the activity of the 2017 Plan during the years ended December 31, 2020 and 2019:

	Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, January 1, 2019	3,004,824	1.99	6.46	$1,333
Granted - Employee	915,300	2.75	-	-
Granted - Non-Employee	25,000	3.48	-	-
Forfeited - Employee	(247,802)	1.99	-	-
Outstanding, December 31, 2019	3,697,322	$2.19	6.46	$2,410
Granted - Employee	392,100	4.00	-	-
Forfeited - Employee	(1,076,720)	2.30	-	-
Outstanding, December 31, 2020	3,012,702	$2.39	6.30	$2,617

Non-employee Grants

In May 2019, the Company issued 25,000 incentive stock options to three members of Caliber’s Advisory Board under the terms of the 2017 Plan. See Note 11 – Commitments and Contingences - Legal Matters for information on other non-employee grants not related to the 2017 Plan.

Note 13 – Preferred Stock

Series A Preferred Stock

In January 2016, the Company began selling shares of Series A in units equivalent to two shares of common stock and one share of Series A, at a cost of $5.85 per unit ($1.80 per share of common stock and $2.25 per share of Series A). During the years ended December 31, 2020 and 2019, the Company paid dividends to Series A preferred stockholders in the amounts of $0.2 million, or $0.15 per share and $0.4 million, or $0.27 per share, respectively. As of December 31, 2019, preferred dividends in arrears were $112,794, or $0.07 per share.

On April 17, 2020, the board of directors and Series A preferred stockholders approved and adopted a second certificate of amendment to the second amended and restated certificate of incorporation of the Company (the “Second Amendment”). The amendments to the Second Amendment included, but not limited to the following:

“Upon the determination of the board of directors of the Company that the value of the Class A common stock of the Company on a fully converted basis is at least $100 million, which determination must be supported by the valuation conducted by an independent audit firm, the Series A will automatically be converted into the number of shares of Class A common stock into which such shares of Series A would be converted on the date of such occurrence, in accordance with Section 4 of the Second Amendment.”

As such, due to the determination by the board of directors that the value of the Class A common stock of the Company is at least $100.0 million, based on a valuation conducted by an independent audit firm, the Company simultaneously converted 1,657,396 shares of Series A preferred stock to 2,071,761 shares of Class A common stock at a conversion rate of one and one-quarter shares of Class A common stock for every one share of Series A preferred stock. As such, as of December 31, 2020, no shares of Series A remain outstanding.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Series B

The powers, preferences, rights, and limitations of Series B preferred stock are as follows:

·	Series B shall, with respect to rights on liquidation, winding up and dissolution, rank senior to the holders of common stock.

·	In the event of liquidation of the Company, the holders of Series B shall be entitled to receive, after payment is made to the holders of Series A of the full preferential amount to which they shall be entitled and before any payment or distribution shall be made in respect to any junior securities, cash in an amount equal to $4.00 for each share of Series B plus an amount equal to all declared and accrued but unpaid dividends.

·	Shares of Series B are convertible into shares of Class A common stock on the option conversion date at a conversion ratio of one share of Class A common stock, subject to adjustments.

·	Upon (i) the closing of the sale of shares of Class A common stock to the public in a firm-commitment underwritten public offering, (ii) a direct listing of Class A common stock on a national stock exchange or the OTC, (iii) the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, (iv) the date of the sale of all or substantially all of the stock or assets of the Company, or (v) the date of the written consent or affirmative vote of a majority of the Series B then outstanding, the Series B will automatically be converted into the number of shares of common stock into which such shares of Series B would be converted on the date of such occurrence.

·	Holders of Series B and holders of common stock shall vote together and not as separate classes and shall be entitled to vote with common stockholders as if their shares were converted into shares of common stock.

·	At any time when at least 25% of the initially issued shares of Series B remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of a majority of the Series B then outstanding voting separately as a single class: (i) alter the rights, powers or privileges of the Series B or bylaws in a way that adversely affects the Series B; or (ii) authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to the Series B in terms of the liquidation preference of the Series B.

The Company is authorized to issue up to 12,500,000 shares of Series B preferred stock pursuant to its Reg A+ Offering and second amended and restated certificate of incorporation. As of December 31, 2020, the Company has raised $3.4 million of net proceeds, resulting in the issuance of 851,454 shares of Series B preferred stock. See Note 1 – Organization and Basis of Presentation for more detail relating to the Series B in our Reg A+ Offering.

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CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Net Income (Loss) Per Share

Basic earnings per common share for the years ended December 31, 2020 and 2019 are calculated by dividing net income (loss) attributable to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting of stock options and warrants using the treasury stock method, and convertible debt and preferred stock using the if-converted method.

The Company considered the two-class method in calculating the basic and diluted earnings per share for the year ended December 31, 2020. However, it was determined that there was no impact to the calculation of basic and diluted net income (loss) per share attributable to common stockholders as Class A and Class B Common Stock share in the same earnings and profits, thus, having no impact on the calculation.

The Company has calculated the basic and diluted earnings per share during the years ended December 31, 2020 and 2019 as follows (in thousands, except per share data):

	Years Ended December 31,
	2020	2019
Numerator:
Net income (loss) attributable to CaliberCos Inc.	$(5,446)	$6,467
Preferred stock dividends	(245)	(440)
Convertible debt interest	115	128
Net income (loss) attributable to common shareholders of CaliberCos Inc.	$(5,576)	$6,155
Denominator:
Weighted average shares outstanding - basic	29,392	28,031
Dilutive shares - options, net	-	3,191
Dilutive shares - warrants, net	-	26
Dilutive shares - preferred shares	-	2,072
Dilutive shares - convertible debt	-	435
Weighted average shares outstanding - diluted	29,392	33,755

Basic net income (loss) per share attributable to common shareholders	$(0.19)	$0.22
Diluted net income (loss) per share attributable to common shareholders	$(0.19)	$0.18

For the year ended December 31, 2019, there have been no exclusions of potential additional common stock from the computation of diluted income per share attributable to common stockholders as none of the potential exercise of stock options and warrants or the potential conversion of preferred shares and convertible debt were antidilutive. The number of antidilutive shares for the year ended December 31, 2020, consisting of exercised warrants and stock options, which have been excluded from the computation of diluted loss per share were as follows (in thousands):

	Years Ended December 31,
	2020	2019
Additional common shares, if warrants were exercised	26	-
Additional common shares, if stock options were exercised	2,580	-
Additional common shares, if convertible debt were converted	390	-
	2,996	-

F-84

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Fair Value of Financial Instruments

Fair values of financial instruments held by consolidated funds are estimated using available market information and established valuation methodologies. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair value amounts.

Financial instruments that approximate fair value due to the short-term nature of the instruments consist of cash, restricted cash, accounts receivable, and accounts payable. The fair values of long-term debt, advance key money, and interest rate caps have been estimated based on current rates available for similar instruments with similar terms, maturities, and collateral. The carrying values of the Company’s long-term debt, advance key money, and interest rate caps as of December 31, 2020 and 2019, approximated fair value, except for the long-term debt instruments listed below, all of which were measured with Level 2 inputs. The estimated fair values for the instruments below were determined by management based on a discounted future cash-flow model (in thousands).

	December 31, 2020		December 31, 2019
Note Payable	Carrying Value	Fair Value	Carrying Value	Fair Value
Hampton Inn & Suites Hotel	$6,556	$4,107	$6,507	$5,743
Hilton Tucson East Hotel	14,000	13,189	14,000	11,704
GC Square Apartments	11,600	7,521	-	-

Note 16 – Segment Reporting

The Company’s operations are organized into three operating segments which constitute three reportable segments for management and financial reporting purposes; Fund Management, Development and Brokerage. Each segment is described below:

Fund Management

The Fund Management segment includes all of our corporate operations, as well as the revenue generated by the fund/asset management services and capital raising services provided to the private equity real estate funds which the Company manages.

Development

The Development segment provides development services to affiliated entities as well as third parties. Development related management services include ground-up development and repositioning of real estate assets, the build-out of tenant space, the renovation of hospitality, residential, and commercial real estate, amongst others.

F-85

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Brokerage

This segment includes our real estate brokerage operations. The Company generates commission revenue by acting as a broker for residential and commercial real estate owners and investors seeking to buy and/or sell properties, including investment properties, as well as primary residences. The Company provides brokerage services to affiliated entities as well as third parties.

The information below includes the operating results and measures of profitability for all operating entities which the Company and our chief executive officer, who is our chief operating decision maker (“CODM”), analyze on a regular basis, for the purposes of allocating resources and assessing performance. The results of each segment are presented on a gross basis, prior to any necessary adjustments to (i) eliminate inter-segment transactions, if any, (ii) eliminate the results of entities that are not included in our accompanying consolidated financial statements, (iii) eliminate revenue activity presented gross when U.S. GAAP requires net, and (iv) reclassify items to reflect U.S. GAAP consolidated presentation.

The following tables present the revenues and net income (loss) of each of our reportable segments for the years ended December 31, 2020 and 2019:

F-86

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

	Year Ended December 31, 2020
	Real Estate Services				Non-Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues
Asset management fees	$5,316	$-	$-	$5,316	$-	$(2,562)	$2,754
Performance allocations	422	-	-	422	-	(123)	299
Transaction and advisory fees	1,278	4,434	747	6,459	-	(3,044)	3,415
Consolidated funds revenues	-	-	-	-	31,409	-	31,409
Total revenues	7,016	4,434	747	12,197	31,409	(5,729)	37,877

Expenses
Operating costs	7,105	4,541	636	12,282	-	(1,310)	10,972
General and administrative	2,796	65	3	2,864	-	(113)	2,751
Marketing and advertising	1,012	55	18	1,085	-	1	1,086
Depreciation and amortization	39	-	110	149	-	2	151
Consolidated funds expenses	-	-	-	-	49,227	-	49,227
Total expenses	10,952	4,661	767	16,380	49,227	(1,420)	64,187

Other expenses (income), net	(24)	1	-	(23)	-	(63)	(86)
Interest income	(7)	-	-	(7)	-	-	(7)
Interest expense	(639)	-	202	(437)	-	(235)	(672)
Net (Loss)	$(3,266)	$(228)	$(222)	$(3,716)	$(17,818)	$(4,011)	$(25,545)

F-87

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands)

	Year Ended December 31, 2019
	Real Estate Services				Non-Controlling Interests	Eliminations
	Fund Management	Development	Brokerage	Total	Consolidated Funds	Intercompany Eliminations	CaliberCos Inc. & Subsidiaries
Revenues
Asset management fees	$5,447	$-	$-	$5,447	$-	$(2,755)	$2,692
Performance allocations	4,985	-	-	4,985	-	(4,979)	6
Transaction and advisory fees	3,856	7,487	4,296	15,639	-	(3,545)	12,094
Consolidated funds revenues	-	-	-	-	63,001	-	63,001
Total revenues	14,288	7,487	4,296	26,071	63,001	(11,279)	77,793

Expenses
Operating costs	6,944	6,025	2,637	15,606	-	(3,292)	12,314
General and administrative	1,692	130	74	1,896	-	(2)	1,894
Marketing and advertising	404	16	15	435	-	-	435
Depreciation and amortization	53	-	123	176	-	-	176
Consolidated funds expenses	-	-	-	-	57,743	-	57,743
Total expenses	9,093	6,171	2,849	18,113	57,743	(3,294)	72,562

Other expenses (income), net	198	-	(85)	113	-	(2,019)	(1,906)
Interest income	(9)	-	(1)	(10)	-	-	(10)
Interest expense	809	-	485	1,294	-	(91)	1,203
Net Income	$4,197	$1,316	$1,048	$6,561	$5,258	$(5,875)	$5,944

F-88

CALIBERCOS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Subsequent Events

Management has evaluated events and transactions that occurred after December 31, 2020 through December 28, 2021, the date these consolidated financial statement were available to be issued. Except as the matters discussed in Note 1 – Organization, Liquidity and Impact of COVID-19, Note 2 – Summary of Significant Accounting Policies, Note 6 – Notes Payable, Note 7 – Related Party Transactions, Note 11 – Commitments and Contingencies, and Note 16 – Segment Reporting, there have been no events after December 31, 2020 for which recognition or disclosure is required.

F-89

[             ]  Shares

CALIBERCOS INC.

Class A common stock

PRELIMINARY PROSPECTUS

B. Riley Securities

, 2022

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Until                     , 2022 (25 days after the commencement of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this prospectus, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us (the Registrant), other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the SEC Registration Fee and FINRA filing fee.

Amounts to be Paid
SEC registration fee	*
FINRA filing fee	*
NASDAQ filing fee	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*
Total	*

* To be filed by amendment

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of CaliberCos Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of CaliberCos Inc. At present, there is no pending litigation or proceeding involving a director or officer of CaliberCos Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth information regarding all unregistered securities sold since January 1, 201_:

(1)	Issuances of Options to Purchase Common Stock—From _____, 2018 through the date of this registration statement, we granted under our 2017 Plan options to purchase an aggregate of ______shares of our common stock to a total of ____ employees, consultants and directors, having exercise prices ranging from $____ to $___ per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of CaliberCos Inc.

3.2*	Form of Amended and Restated Bylaws of CaliberCos Inc..

4.1*	Form of Class A common stock Certificate.

5.1*	Opinion of Manatt, Phelps & Phillips LLP.

10.1*

10.2+

10.3+*

10.4+*

10.5+*

10.6+*

10.7+*

10.8+*

10.9*

10.10*

10.11*	.

21.1*	List of Subsidiaries of CaliberCos Inc.

23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.2*	Consent of Marcum LLP, independent registered public accounting firm.

23.3*	Consent of Manatt, Phelps & Phillips LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-5)

99.1*	Consent of William J. Gerber, director nominee

99.2*	Consent of Christopher Pair Garza, director nominee

99.3*	Consent of Michael Trzupek, director nominee

*	To be submitted by amendment.

+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Scottsdale, Arizona, on ____, 2021.

CALIBERCOS INC.

By:	/s/ John C. Loeffler, II
Name:	John C. Loeffler
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John C. Loeffler, II, and Jennifer Schrader and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John C. Loeffler, II	Chairman and Chief Executive Officer (Principal Executive Officer)	______, 2021
John C. Loeffler, II

/s/ Jade Leung	Chief Financial Officer (Principal Accounting Officer)	______, 2021
Jade Leung

/s/ Jennifer Schrader	President and Director	______, 2021
Jennifer Schrader

II-5